AngloGoldAshanti

Sustainability
Report 2024

MINING TO EMPOWER PEOPLE
AND ADVANCE SOCIETIES

Purpose, mission and values

Our purpose

Mining to empower people and advance societies

Empowering people: by fostering an inspiring environment of continuous improvement and operational excellence, people who work for AngloGold Ashanti are empowered to play a positive role, both within the organisation and in the countries in which we operate.

Advancing societies: through our business, we strive to add economic value and provide access to opportunity. Our aim is to positively impact people in the communities in which we operate, generating positive economic benefits and improving their quality of life.

Our mission

Allied to our purpose is our mission: to create value for our shareholders, employees and business and social partners by safely and responsibly exploring for, mining and marketing our products.

Our values

AngloGold Ashanti is committed to creating an inclusive and collaborative environment based on trust, respect and dignity. Our corporate values are fundamental to the conduct of our business, guiding how we behave, do our work and interact with our colleagues, our neighbours, the environment and our partners.

 **Safety**

 **Respect**

 **Integrity**

 **Sustainability**

 **Excellence**

 **Collaboration**

Guide to our reporting

Our 2024 reporting promotes transparency and communication with a range of stakeholders, providing considered, comprehensive disclosure on AngloGold Ashanti's strategic, financial, operational, governance, social and environmental performance for the financial year ended 31 December 2024.

Our reports are intended to address the information requirements of investors and other interested stakeholders.

Our suite of reports includes the following:

- Annual Report on **Form 20-F (20-F)**, our primary report, produced in accordance with the reporting requirements of the US Securities and Exchange Commission (SEC), given our primary listing on the New York Stock Exchange (NYSE)

- **Annual Report (AR)**, produced in compliance with the UK Companies Act 2006

- **Notice of Meeting**

- **Sustainability Report (SR)** and **ESG Data Workbook**, produced in accordance with the Global Reporting Initiative (GRI) Standards 2021, including GRI 14: Mining Sector 2024 Standard and the SASB Standards (now part of the IFRS Foundation)

- **Mineral Resource and Mineral Reserve Report**, aligned with SEC mining property disclosure requirements set forth in Subpart 1300 of Regulation S-K (17 CFR § 229.1300) (Regulation S-K 1300)

- **Operational Profiles**

- **Human Rights Report** and **Modern Slavery Statement**, to be published later in the year



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We welcome feedback on our reporting. Should you have any comments or suggestions on how we could improve the quality of our reports, contact our investor relations team at:

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Our 2024 Sustainability Report has been approved by the Company's Board of Directors


Contents









Case studies


Equipping communities for sustainable growth through collaboration and transfer of skills


Ensuring the health and safety of our people through our health management standards


Honouring our legacy in South Africa through education


Menopause friendly working conditions setting the bar in Australia


Weather event provides opportunity to implement learnings and best practice

Apprenticeship Programme reaps rewards at Sukari


Baby Care Centre in Obuasi driving inclusivity


AngloGold Ashanti Brazil celebrates 190 years by giving back to Nova Lima


Renewable energy to deliver reduced carbon emissions for Tropicana


Barminco partnership yields results at Sunrise Dam


Become vigilant: Championing Cyber Safety Awareness, together



| About | Leadership | Creating value | Empowering people | Empowering communities | Environment | Governance | Additional information |

AngloGold Ashanti plc  Sustainability Report 2024

About this report

Reporting period and boundary

AngloGold Ashanti's Sustainability Report 2024 provides an overview of our sustainability performance from operations within our reporting boundary, for the period 1 January 2024 to 31 December 2024.

We report on all operations that we manage. While we seek to establish a consistent boundary for reporting across all our sustainability metrics, we also report on developments, impacts and data outside our reporting boundary where these are significant to the business (upstream/downstream value chain) and our sustainability performance. We do not report on non-financial information for Kibali in the Democratic Republic of the Congo (DRC), which is managed and operated by our joint venture partner, Barrick Gold Corporation.

AngloGold Ashanti concluded the acquisition of Centamin plc (Centamin), and the addition of the Tier 1 Sukari mine in Egypt, on 22 November 2024. An update on environmental, social and governance (ESG)-related performance for the Sukari mine and certain projects is provided in a separate section of this report on page *88*. Certain related ESG data is also provided in our *ESG Data Workbook*.

Reporting standards and guidance

Our Sustainability Report 2024 is produced in accordance with the Global Reporting Initiative (GRI) Standards 2021, including GRI 14: Mining Sector 2024 standard, and in alignment with the Sustainability Accounting Standards Board (SASB) Standards (now part of the IFRS Foundation).

The content of our reports is informed by an annual 'double materiality' assessment of our key ESG issues.

The assessment is reviewed annually by AngloGold Ashanti's senior leadership and approved by the Social, Ethics and Sustainability Committee (SES Committee).

AngloGold Ashanti is a signatory to the United Nations Global Compact (UNGC) and this report serves to supplement and support our 2022 UNGC Communication on Progress (COP), which was submitted to the UNGC South Africa in January 2024. We aspire to contribute to Agenda 2063, which is aimed at transforming Africa into the global powerhouse of the future by delivering on a set of seven aspirations, each with its own set of goals.

We also report against:

- The Voluntary Principles of Security and Human Rights (VPSHR)
- The Extractive Industries Transparency Initiative (EITI)
- The United Nations Sustainable Development Goals (SDGs)
- Recommendations of the Task Force on Climate-related Financial Disclosure (TCFD), now under the IFRS Foundation

Our reporting is aligned with the Sustainable Development Framework of the International Council on Mining and Metals (ICMM) and its Performance Expectations, as well as the Responsible Gold Mining Principles of the World Gold Council (WGC).

    

We engage with several third party entities that rank our sustainability or ESG performance according to their own methodologies, including S&P Global CSA, FTSE JSE Responsible Investment Index Series, Bloomberg GEI, MSCI and Sustainalytics. See our *ESG Transparency hub* for our performance.

The resultant rankings are based on our ESG-related disclosures, and ESG risks and performance, and provide useful external feedback on our performance, and benchmarks us against our peers. Some of these ESG rankings are reflected on our website in our dedicated ESG Transparency Hub.

See our *ESG Data Workbook* for the content indexes related to ICMM, and WGC. The TCFD content index can be found in the *Annual Report*.

External assurance

IBIS ESG Consulting Africa (Pty) Ltd (IBIS) was appointed as the external validation and assurance service provider for both sets of self-assessment. The process of external validation commenced in September 2022 and will be completed across all assets in 2025. In planning for the on-site validation engagements, we reviewed our asset prioritisation and decided to align these engagements with the combined assurance audit cycle.

Key data illustrates our performance against our sustainability metrics. Where possible, we present data for five years to show trends and to emphasise that our sustainability performance is built over time. Historical data in this report has been restated to exclude divested operations, unless otherwise stated in this report.



Tropicana, Australia

Notes
- *AngloGold Ashanti, the Company or the Group refers to AngloGold Ashanti plc and its subsidiaries (as applicable)*
- *Unless otherwise indicated, $ or dollar refers to the US dollar throughout*
- *All information is attributable unless otherwise specified*
- *Metric tonnes (t) are used throughout, and all ounces are troy ounces*
- *Moz refers to million ounces; Mt refers to million tonnes*
- *Rounding of numbers may result in computational discrepancies*
- *Unless otherwise stated, the Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied. Measured and Indicated Mineral Resource is reported separately from Inferred Mineral Resource in our reports*

AngloGold Ashanti plc



Sustainability Report 2024

2024 at a glance

Creating value

Revenue*
$5.8bn
(2023: $4.6bn)

Gold production*
2.66Moz
(2023: 2.64Moz)

Gold Mineral Reserve*
31.2Moz
(2023: 28.1Moz)

Acquisition of Centamin completed in November 2024

*Includes Centamin

**Excludes Centamin



Empowering people

People employed*
39,484 employees and contractors
(2023: 33,658 employees and contractors)

Total recordable injury frequency rate (TRIFR)**
0.97
(2023: 1.09)

Salaries, wages and benefits paid to employees*
$584m
(2023: $551m)

Training and development expenditure**
$7.99m
(2023: $7.76m)



Empowering communities

Community investment**
$20.56m
(2023: $18.84m)

Expenditure with local suppliers**
$4.26bn (92%)
(2023: $4.31bn (94%))

Grievances resolved**
93%
(2023: 92%)



Caring for the environment

Reportable environmental incidents**
1
(2023: 1)

Scope 1 and Scope 2 greenhouse gas (GHG) emissions**
1.473Mt
(2023: 1.469Mt)

Cumulative amount of land rehabilitated**
4,271ha
(2023: 4,104ha)

Renewable energy supply**
6.3%
(2023: 6.6%)

Ensuring best practice governance

Employees that completed ethics training**
5,697
(2023: 1,444)

Security personnel trained on human rights policies**
100%
(2023: 99.92%)

Payments to government^**
$1.034bn
(2023: $833m)

^ *Refer to ESG Data Workbook for breakdown*





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AngloGold Ashanti plc

Sustainability Report 2024

About AngloGold Ashanti

Snapshot and investment case

Headquartered in Denver, Colorado, in the United States, AngloGold Ashanti plc (AngloGold Ashanti) has its primary listing on the New York Stock Exchange (NYSE) and secondary listings on the Johannesburg and Ghana stock exchanges. The Company is registered in England and Wales.

While focused primarily on gold mining, we pursue value-creating opportunities involving other minerals where we can leverage our existing assets, shareholdings, skills and experience.

In 2024, AngloGold Ashanti produced 2.66Moz of gold and 3.75Moz of silver as a by-product (2023: 2.64Moz of gold and 4.70Moz of silver). We reported a total gold Measured and Indicated Mineral Resource of 67.1Moz, a gold Inferred Mineral Resource of 55.0Moz and a total gold Mineral Reserve of 31.2Moz (2023: gold Measured and Indicated Mineral Resource of 59.9 Moz, a gold Inferred Mineral Resource of 46.4Moz and a total gold Mineral Reserve of 28.1Moz).

During 2024, AngloGold Ashanti was included in the JSE Top 40 Index, the S&P Global CSA, the FTSE JSE Responsible Investment Index Series and the Bloomberg 2023 Gender-Equality Index.

In November 2024, AngloGold Ashanti acquired Centamin plc in a $2.2bn transaction. Centamin has a shareholding in the Sukari gold mine in Egypt, and several exploration leases in that country as well as projects in Côte d'Ivoire.

Following this acquisition, our total gold production is expected to exceed 3Moz annually.

Our geographically diverse shareholder base includes some of the world's largest financial institutions.



Kibali, Democratic Republic of the Congo

Investment case

We are committed to lowering costs, maintaining our robust balance sheet, making value accretive investments and returning cash to shareholders.

Clear capital allocation framework
Robust balance sheet with ample liquidity, low leverage

Focused on sustained shareholder returns
Creating and sharing value

Seasoned leadership
Experienced management, new operating model, decisive action at under-performing assets

World-class diversified portfolio
11 operating assets and a portfolio of high-quality projects in 11 countries; world's fourth-largest gold producer

Sustainable business practices
Best-in-class safety record; decarbonisation plan underway

Proven asset optimisation programme
Full Asset Potential programme delivers real cost reductions

Strong pipeline
Large Indicated and Measured Mineral Resource and Mineral Reserve

About AngloGold Ashanti

Global and regional footprint

Gold produced

2.66Moz

Africa	1.56
Americas	0.53
Australia	0.57

People employed [1] [4] [5]

39,484

Africa	27,930
Americas	8,509
Australia	1,777

Mineral Reserve [5]

31.25Moz

Africa	22.59
Americas	6.34
Australia	2.32

Reportable environmental incidents [6]

1

Africa	1
Americas	0
Australia	0

Net cash inflow [2] [3] [4] [5]

$2,215m

Africa	1,493
Americas	378
Australia	553

Capital expenditure [4] [5]

$1,215m

Africa	814
Americas	248
Australia	153

Community investment [4] [5] [6]

$20.56m

Africa	14.68
Americas	5.13
Australia	0.74

Scope 1 and Scope 2 GHG emissions [6]

1.473Mt

Africa	0.863
Americas	0.147
Australia	0.463



United States of America
Expanded Silicon [a]
North Bullfrog
Mother Lode
Sterling [b]

Denver (head office)

Colombia
La Colosa
Quebradona

Brazil
Serra Grande
AGA Mineração

Argentina
Cerro Vanguardia (92.5%)

Guinea
Siguiri (85%)

London

Ghana
Iduapriem
Obuasi

Accra

Côte d'Ivoire
Doropo [e]
ABC [c] [e]

Democratic Republic of the Congo (DRC)
Kibali (45%) [d]

Egypt [e]
Sukari (50%)

Tanzania
Geita

Johannesburg

Australia
Sunrise Dam
Tropicana (70%)

Perth

Legend   ● *Operations*   ● *Projects*   ● *Exploration*   ● *Corporate offices*

Notes:
[a] Includes the Silicon and Merlin deposits
[b] Sterling includes the Crown Block
[c] Archean-Birimian Contact (ABC) exploration programme
[d] Operated by Barrick Gold Corporation (Barrick)
[e] Acquired by AngloGold Ashanti through its acquisition of Centamin plc (Centamin) in November 2024

[1] Average employed, includes contractors
[2] Includes dividends from joint ventures
[3] The sum of net cash inflows from operations offset by net operational cash outflows associated with projects
[4] Includes corporate and non-gold producing subsidiaries
[5] Includes projects
[6] Excludes Centamin

Iduapriem, Ghana

Leadership

We recognise we are accountable to a broad range of stakeholders interested in and affected by the social and environmental impacts of our business on society. They are interested in the issues we face, and how we respond to them, and how these are likely to affect the prospects for the business today and tomorrow. Through this report we seek to provide a qualitative and quantitative accounting of our performance in those areas that we see as most significant to our business and those it affects.

In this section you will find:

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AngloGold Ashanti plc

Sustainability Report 2024

Message from the Chairperson of the Social, Ethics and Sustainability Committee



We believe

that the responsible development of high-quality gold ore bodies is not only the source of long-term profits – but a catalyst for upliftment and development.

My inaugural message to stakeholders, as Chairperson of the Social, Ethics and Sustainability Committee, comes at an important time for AngloGold Ashanti. The Company is in good health with strong cash flows creating a robust balance sheet, thanks to significantly improved operating fundamentals and the welcome tailwind from a record gold price.

It is the unfortunate paradox of gold mining that the same factors that have driven the gold price higher are often the same ones that make for a challenging socio-economic backdrop in many parts of the world. Geopolitical tensions abound, with the ongoing conflicts in Sudan, the DRC, the Middle East and Ukraine creating distortions in politics, markets and the movement of people, that have yet to fully reveal themselves and will take time and effort to resolve. Inflation remains stubborn, creating cost-of-living challenges for nations and ordinary people alike. Ongoing trade conflict issues may impact international alliances and partnerships, which could in time create new sources of pressure and are being closely monitored.

Overseeing responsible mining

As we look around at this rising tide of worry, it is important for us to focus on our purpose: *Mining to empower people and advance societies*. This is no corporate platitude. We believe that the responsible development of high-quality gold ore bodies is not only the source of long-term profits – it certainly is – but a flywheel for upliftment and development. Demonstrating that the negative impacts of mining can be mitigated and well managed, and the prosperity from gold's extraction can be shared, provides the best assurance of sustainability for our business.

The Social, Sustainability and Ethics Committee is charged by the Board of Directors with the important task of ensuring that our business is conducted responsibly, in line with our purpose, our values and our commitments in order that AngloGold Ashanti can secure and strengthen its social licence to operate to the benefit of all stakeholders.

This Sustainability Report describes those efforts through the lens of the most material sustainability issues that affect our business and impact on our host communities.

Reporting best practice

We are committed to providing a holistic picture of our efforts, including areas where we have fallen short and where we must – and will – improve. We remain committed to leading disclosure practices as we tell this story.

We report in accordance with the Global Reporting Initiative (GRI) and GRI 14: Mining Sector 2024, the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) and against the SASB standards (both now under the IFRS Foundation), and have started to consider the requirements of the IFRS Sustainability-related disclosure standards under S1 and S2.

We also report against the Extractive Industries Transparency Initiative (EITI) and the Voluntary Principles on Security and Human Rights (VPSHR) and make an annual submission under the UN Global Compact. We subscribe to and report against the principles and requirements of the *International Council on Mining and Metals (ICMM)* and the *World Gold Council (WGC)*. Our reporting is aligned with the *UN Sustainable Development Goals (SDGs)*.

New mining standard

AngloGold Ashanti is closely involved with groundbreaking work by the ICMM, the WGC and the Copper Mark, in designing a new, consolidated global mining standard with multi-stakeholder oversight. This standard will simplify the current, somewhat cluttered disclosure landscape and promote continual improvement of ESG practices along our value chains.

The draft of the standard, published for consultation in 2024, is intended not only to assist companies in what, how, when and where to disclose, but to also meet the needs of a broad range of stakeholders. Performance areas are grouped into three levels: foundational practice, good practice and leading practice. At a minimum, we intend to achieve good practice and aspire to leading practice.

Importantly, we note and support the proposed assurance process, reporting formats and claims policy that has been proposed in the consolidated standard, as well as its governance model. As a public company we are used to scrutiny of financial and operational performance, and see it as a natural evolution that non-financial performance will be held to the same account.

Materiality

In late 2024, AngloGold Ashanti again commissioned an annual materiality assessment to identify and confirm those sustainability matters that are most important to the Company and to our stakeholders. The approach was to again assess 'double materiality', viewing issues through both an impact and financial materiality lens.

As we do every second year, we consulted with a wide range of external and internal stakeholders to identify issues most relevant and important, and then ranked those issues. The process we followed, and its outcomes, are documented later in this report, and have continued to inform what we monitor, manage and disclose.

Of particular interest to me is that in identifying risks, we take the time to identify opportunities.

Tailings management

The most significant material issue remains tailings management. AngloGold Ashanti's strong track record notwithstanding, we are always mindful of the devastating consequences of any TSF failure anywhere in the industry – with long-term impacts for communities, for the Company itself and for the industry as a whole. The Board – and this Committee – receives regular briefings from our internal experts on the state of our TSF portfolio and the improvements we continue to make.

AngloGold Ashanti has continued working toward ensuring compliance of all tailings storage facilities with the Global Industry Standard on Tailings Management by the targeted date of August 2025. This follows the compliance achievements at our priority facilities we reported in August 2023.

Details may be found on our *ESG hub*.



AGA Mineração, Cuiabá, Brazil

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AngloGold Ashanti plc

Sustainability Report 2024

Message from the Chairperson of the Social, Ethics and Sustainability Committee continued



Obuasi, Ghana

Climate change, water stewardship and biodiversity

As with many of the material sustainability issues that we manage, climate change, tailings, mine closure, air quality, and water stewardship all have the potential to impact our host communities and local ecosystems.

In respect of climate action, our intention remains to achieve net zero Scope 1 and Scope 2 GHG emissions by 2050, with an interim milestone of a 30% reduction of absolute Scope 1 and Scope 2 GHG emissions from a 2021 baseline. The 2030 target will include Sukari and its own decarbonisation programme, also based on a 2021 baseline. While we continue to make substantial strides in our transition to renewable energy, we are mindful that we must have a parallel focus on strengthening climate resilience in our business, value chains, host communities, and operational environments. More detail on this can be found on page 62 of this report and in the _Annual Report_.

In Australia the new combined wind and solar facility at Tropicana has come on stream, and we have gained access to the national grid in Tanzania, including a significant hydroelectric component. We intend to invest in a major solar facility in Ghana and are investigating in a decarbonisation project in Guinea powered by solar and bio-gas.

Challenges related to water availability and access can be exacerbated by climate change. We have seen floods and droughts across our footprint in 2024, fuelling a growing recognition that extreme weather events are the 'new normal'.

We recognise water as both a finite and shared resource, which has the potential to place us in competition with our neighbours. Our response is to use as little fresh water as we can, to reuse as much as possible, and – when we must discharge into the environment – ensure it meets

relevant water quality standards. The leadership team established a Water Stewardship Committee in 2024, to create a set of 27 water stewardship objectives – three per site – that will be tracked and monitored as they're implemented in 2025 and 2026.

We have also joined the ICMM's commitment to a nature-positive future and have started a dedicated programme to consider how we account for, report on and mitigate our nature-related impacts in line with the goal of having no net loss of biodiversity by the closure of our operations.

Safety and health

It is with great sadness that I report on the tragic death of Mr Obeid Katalihwa, a driver employed by a contractor company at our Geita mine in Tanzania, who lost his life following injuries sustained in a light vehicle accident. On behalf of the Board, I extend the deepest condolences to his family and colleagues.

No ounce of gold is worth a life, and the Company is determined to ensure that fatalities never happen. To this end, a thorough investigation following this incident has made numerous recommendations which have been implemented to help avoid similar incidents in the future. We remain committed to zero harm and have set about simplifying our safety practices and protocols for all our employees, including contractors.

Artisanal and small-scale mining

We remain greatly concerned by the incidents in and around our operations where community members are injured, or worse, while engaged in illegal activity, most notably unauthorised or illegal small-scale mining. We continue to work across a broad front, and with a wide range of stakeholders, to find ways to mitigate the enormous hazard created by the proliferation in this activity. Even in those jurisdictions where

steps have been taken towards conditionally legalising and regulating the practice, there remain factors relevant not only to our mines' security but to a range of human rights issues.

The near doubling in the gold price since 2020 has increased markedly the extent of artisanal and small-scale mining (ASM) activity, with a sharp rise in illegal activity in and around mining leases in many of the world's gold producing areas. Small-scale mining, and particularly the illegal sort, is ripe for exploitation of vulnerable people in both production and along the value chain, as well as for environmental degradation as operations are conducted without oversight, minimum standards or the requirement for rehabilitation.

This is, of course, not an issue that is unique to AngloGold Ashanti, or the gold industry. We will continue to assist our host authorities in combating illegal activities, supporting legal and responsible ASM, and – where possible – supporting plans for sustainable alternative livelihoods. The entire industry needs to do more to help manage this complex issue.

Leaving a positive legacy

A hallmark of a successful and responsible company is what it leaves behind after its mining activities have ceased. Our exit from operational activities in South Africa was undertaken with care and responsibility, and many of our former assets still continue to operate, providing jobs and other economic activities.

We are proud of the delivery of our commitment to South Africa and our former employees and communities, through our investment legacy projects, aimed at driving tangible and lasting benefits to South Africa, and in particular those in our former host communities.

The first of these is the establishment of the _AngloGold Ashanti Chair in Dairy Science and Technology_ at the University of Fort Hare, which

will support rural small-scale farmers with knowledge and innovation in the Eastern Cape and elsewhere in the country. The second was the establishment of the _AngloGold Ashanti Legacy Scholarship Endowment_ in partnership with the University of the Witwatersrand. These scholarships will cover studies in health and advanced medicine, engineering, education, technology, science, law, and the social sciences with the aim of empowering a select cohort of students and enhancing the overall support available to enable their academic and professional success.

Our thanks to Dr Kojo Busia

Before I conclude I would like to extend the grateful thanks of myself, the Board, and of management to Dr Kojo Busia, who has chaired this Committee for four years until the end of 2024. Under his chairmanship, this Committee has embraced its duties during a period of multiple transitions in the organisation's life. Kojo has left us with important lessons learned from a period of enormous transformation in this business, which has benefited greatly from his unique insights and perspective. I'm pleased to share that Dr Kojo Busia will remain as a member of this Committee.

In conclusion

While 2024 was a year of continued progress on AngloGold Ashanti's sustainability performance, we cannot allow for complacency. We continue to stay true to our values and our purpose, of _Mining to empower people and advance societies_, and aim through this report to provide a balanced account of our approach, our achievements and our challenges. I look forward to reporting a continued progress in the years ahead.



Bruce Cleaver
Chairperson of the Social, Ethics and Sustainability Committee



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AngloGold Ashanti plc

Sustainability Report 2024

CEO's review and outlook



Our values

of safety, respect, integrity, sustainability, excellence, and collaboration guide the way in which we carry out our business and go beyond the payment of wages, taxes and royalties.

It is true that no mining company can operate without committing to a transparent and respectful dialogue with its host governments and communities, or without ensuring that those stakeholders share in the value it creates. We work each day to make sure we have a business that is robust and healthy enough to deliver those benefits through all phases of the commodity cycle, that we're engaging consistently – through good times and bad – and that our values of safety, respect, integrity, sustainability, excellence, and collaboration guide the way we carry out our business.

Purpose and values

Our purpose statement — *Mining to empower people and advance societies* — reflects this ambition. It enjoins us to ensure that, in parallel with our exploration and mining activities, we enhance the ability of the people associated with our business to improve their lives. A modern, responsibly run and profitable mining operation should be a wellspring for development. Financial resources are channelled to high-quality employment opportunities but also to skills advancement, education, health care, enterprise development initiatives, cultural preservation and even contributions to public infrastructure, among others.

These investments are simultaneously guided by our values and help to uphold them; they not only flow from our mining operations, but help to sustain them. Done well, they create a common purpose which helps strengthen our licence to operate over time.

How and why we report

Another manifestation of our values is the consistent, conscientious observation of the laws and regulations in the jurisdictions in which we operate, as well as adherence to our own policies and standards, and compliance with the treaties, commitments and accords which we've signed on to. Reporting provides us the opportunity to account for ourselves, to measure the extent to which we have succeeded and where we have fallen short.

The list of standards and commitments to which we must conform is long. It includes the comprehensive and important Sustainable Development Framework of the International Council on Mining and Metals (ICMM), and the World Gold Council's (WGC) Responsible Gold Mining Principles (RGMPs). We also observe the UN Guiding Principles on Business and Human Rights, and the Voluntary Principles on Security and Human Rights, among others.

For more than 20 years we have committed our Company to observing the Ten Principles of the

UN Global Compact which cover the areas of human rights, labour, environment and anti-corruption. In addition, we observe the requirements of the Extractive Industries Transparency initiative (EITI) which provide a framework for disclosing payments to governments, helping ensure good governance, transparency and the ability to conduct our business ethically and openly. It holds the Company and its host governments to account.

In 2024, we continued supporting the development of a new consolidated standard under the ICMM, Copper Mark and TSM, which will once again raise the bar for probity, accountability and governance. We aim to ensure this Sustainability Report illustrates the extent to which we have fulfilled our commitments and should be read alongside our supplementary disclosures including the *Modern Slavery* and *Human Rights* reports, along with our *ESG Data Workbook* which together provide a comprehensive catalogue of our ESG achievements, shortcomings and case studies, illustrated in a variety of qualitative and quantitative ways.

Artisanal mining and security

We have for many years worked alongside governments, civil society, peers and communities in finding ways to address the pressing and important global challenge presented by the proliferation of artisanal and small-scale mining, and in particular the unchecked growth of illegal mining.

We understand well the important role that artisanal mining and miners play in their societies, and the importance of this activity in alleviating poverty, particularly against an increasingly challenging social and economic backdrop across developing markets. The reality, amid soaring gold prices, stubborn unemployment and continued inflationary



Sukari, Egypt



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AngloGold Ashanti plc

Sustainability Report 2024

CEO's review and outlook *continued*


Kibali, Democratic Republic of the Congo

pressure, is that this difficult and often dangerous activity has become significantly more attractive, bringing in untold numbers of new entrants in recent years.

Nonetheless, it is also important to understand that illegal mining is devastating to the environment, carrying no duty of care to those engaged in it or to the environment, with no minimum standards of operation. It is also fundamentally incompatible on the same footprint as modern, large-scale mining. The presence of any untrained and unauthorised people on an industrial-scale mine site presents an enormous safety hazard to those people, employees and to the community at large.

The challenge before us all, as ever, is to find ways to accommodate responsible, licensed artisanal mining and to work with all stakeholders to mitigate the enormous environmental devastation so evident from its unchecked growth, to stop the exploitation of the most vulnerable in their sprawling and unregulated value chains, and to find responsible, legal and transparent routes to market for their products.

Our host governments understand these challenges well and have in our industry a reliable and progressive partner in finding durable solutions.

Occupational safety

We are pleased again to have made progress in improving safety, though we remain aware that this important area of our work requires constant vigilance. The death of a contractor employee in a light vehicle accident at Geita, in May, provided a tragic reminder of the importance of continuing to embed our safety processes and culture in the business. We should also reflect on the enormous strides we have made in making our sites safer, with injury rates – an important lagging indicator – among the very lowest in the global mining industry. Our total recordable injury

frequency rate (TRIFR), was 0.97 injuries per million hours worked as of 31 December 2024, compared with the 2023 ICMM industry average of 2.59.

Tailings management

Along with our ICMM peers, we continue to work towards meeting all compliance targets of the Global Industry Standard on Tailings Management (GISTM) for our tailings storage facilities (TSFs). In terms of a two-phased approach, our first target was to indicate conformance of our TSFs for our potential high-risk TSFs by August 2025. The next requires conformance for the balance by August 2025.

The GISTM was developed through an independent process convened by the ICMM, the United Nations Environment Programme (UNEP) and guided by the UN-supported Principles for Responsible Investment (PRI). ICMM members are required to work towards full compliance with the standard's 77 requirements integrating social, environmental, local economic and technical considerations. Together with the ICMM, we welcome the launch of the Global Tailings Management Institute (GTMI), an independent, multi-stakeholder governed organisation to oversee implementation of, and conformance with, the GISTM.

Energy transition

We are proud of the impressive renewable energy facilities installed at Tropicana, in Australia, which will number among the country's largest. We are in advanced stages of planning projects in Ghana and Guinea. We have completed the project to switch from costly, higher emitting diesel-generated power in Tanzania, to the national grid which includes a significant hydroelectric component. Our newly acquired Sukari mine already uses a large solar power facility and has potential to further expand this important energy source.

These are important milestones on our journey to achieve a 30% reduction in absolute Scope 1 and Scope 2 GHG emissions by 2030, as compared to a 2021 baseline. The 2030 target will include Sukari and its own decarbonisation programme, also based on a 2021 baseline.

Water stewardship and nature

Our operations made welcome strides during 2024 in further improving water stewardship, establishing a working committee to focus on this important area of our business and setting specific stewardship goals for each site. The ICMM's new Nature Position Statement was launched in January 2024, including a commitment for members not to mine or explore in World Heritage Sites, to respect all legally designated protected areas and to ensure, by the time of mine closure, that there is no net loss of biodiversity at our mine sites where possible, against a 2020 baseline. Our environment team is working with external experts to develop a roadmap in 2025 to support delivery against this important commitment.

Conclusion

There is a significant amount of thought, effort and resources expended to ensure we not only reduce our environmental footprint, but bring real and lasting benefit to the communities in which we operate. This report is an account of those efforts which I hope will be well received by our stakeholders.

Alberto Calderon
Chief Executive Officer

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AngloGold Ashanti plc

Sustainability Report 2024

Message from Chief Sustainability and Corporate Affairs Officer



We invite

our stakeholders to measure us against these standards, let us know where we fall short and offer thoughts about what we can do better.

It is my privilege to present AngloGold Ashanti's annual Sustainability Report. While we integrate sustainability into every aspect of our business, we believe it is important to provide this report to help meet the information needs of a broader range of stakeholders. This includes a number of case studies which help bring our sustainability philosophy to life, by demonstrating our values, policies and standards in practice.

The value of gold

Gold's function as a store of value is well known and has been reinforced in the past year as a number of factors have coincided to drive the gold price to record levels. These factors include a sustained rise in demand by retail and institutional investors alike, seeking a shelter from volatility on other sectors of the market, as well as continued strong demand from a number of central banks which have continued to diversify their reserves.

While gold is unlike a number of other minerals, especially those needed for the energy transition, it remains an important part of the modern economy, not only as an increasingly important asset class, recognised the world over for

millennia, but also for the many communities and countries who depend on the value that it creates.

We believe that the modern, responsible development of gold ore bodies is an important vector for development, prosperity and upliftment. That places upon us the responsibility to operate in a manner that properly respects the employees, communities and societies where the product is mined, and also ensures that these stakeholders benefit from this mining activity through a fair share of the value of these endeavours, whether through direct and indirect employment, through the taxes and royalties that responsible mining generates, or through the many opportunities that are created in gold's long and complex value chain.

Only by demonstrating this shared value, and our adherence to our own values, can we earn and retain our social licence to operate.

Long-term investors, who provide us with equity and debt capital that ultimately sustains our business, have increasingly exacting expectations that we are able to fulfil our responsibilities to sustain and grow the value of their investments in a responsible manner, taking

clear and demonstrable steps to ensure a positive impact from our activities, and to counter the many risks that mining companies inevitably face.

We are accountable to all of these groups of stakeholders for our ESG performance. One of the ways of meeting the obligations that accountability brings is to inform stakeholders frankly and honestly on a regular basis of how we have performed in the various ESG spheres. This report is part of fulfilling this responsibility.

Environment

With respect to the environment, we are proud that AngloGold Ashanti is making strides towards decarbonising its own energy footprint. This not only reduces our greenhouse emissions, but also reduces our reliance on carbon energy sources and complex supply chains needed to move diesel and heavy fuel oil to our mining sites. These projects are accretive to the value of our business. As we make our own operations more resilient to a changing climate, so too will we support our employees and host communities in doing the same.

This past year we established a Water Stewardship Committee, which helped establish 27 water stewardship projects – three for each site – to ensure that we widen our focus beyond water conservation and increasing recycling volumes, to ensuring we continually improve our stewardship of this scarce resource for our benefit, and for the benefit of our host regions.

We have also started the specialist work necessary to map the course for compliance with a new commitment, led by the ICMM, to ensure no net loss of biodiversity by the closure of our current operations, against a 2020 baseline.

Beyond job creation

Gold mining has historically brought job creation and national fiscal contributions as well as prompted the development of a range of input goods and services, enhanced infrastructure and improved access to education and health care.

We seek to contribute significantly to the sustained social and economic development of the communities and countries that host us. We strive to work with our host communities in a consultative manner to turn mineral wealth into a means of advancing human development, to improve overall resilience in the face of changing weather and an ever more challenging geopolitical and socio-economic backdrop, and to enhance the quality of life in general.

We are fortunate to be able to apply these efforts in both developing markets and also in poorer, more remote locations in developing markets, where there are currently few alternative avenues for growing economy activity and community advancement.

A recent World Gold Council report found that, based on 2020 data, WGC member companies, of which we are one, found that for every job at a mine, a further six are supported. Of the mine workforce, in-country employees make up 95%; at our sites, this share of local employment is higher, a result of a concerted effort, over time, to ensure as much benefit as possible from mineral development remains in our host countries.

Transparent and frank dialogue

These efforts are part of a strategy to strengthen our social licence to operate. Another important plank in that strategy is to engage in a consistent, transparent and frank dialogue with our

stakeholders. These conversations happen on the mine site, in the neighbouring communities and in regional and national capitals. These are part of a broader dialogue with employees, with their representatives in organised labour, with elected and traditional leaders, with representatives of community groups and with interested and affected members of society. They take place through a number of informal and structured engagement forums, through wage talks and through vibrant and responsive grievance mechanisms, among others.

What each of these have in common is that they require us to listen carefully to what is conveyed to us, and to respond where it is required and feasible to do so, or to provide credible explanations as to why we cannot. We try always to deliver on the commitments we have made, and where we fall short, we aim to be frank and open about the reasons for those failures and to ensure quick and decisive steps are taken to correct them.

We invite our stakeholders to measure us against these standards.

Stewart Bailey

Stewart Bailey
Chief Sustainability and Corporate Affairs Officer

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AngloGold Ashanti plc

Sustainability Report 2024

Materiality and material sustainability issues



Tarkwa District, Ghana

We annually review the key sustainability issues that are most relevant to our stakeholders and integral to the Company's ability to generate and sustain long-term value.

This process helps to ensure that our focus remains aligned with the priorities of those issues that matter most and supports our commitment to transparency and accountability in our reporting.

We are mindful of the needs of our stakeholders, so while we have adopted a 'double materiality' process, we have, at the same time, distinguished between those issues that are material from an impact and financial perspective.

We define materiality as follows:

- **Impact materiality:** Whether AngloGold Ashanti's undertakings have (or have the potential to have) significant positive or negative impacts on people or the environment over the short, medium or long term

- **Financial materiality:** Whether a sustainability matter triggers (or has the potential to trigger) financial effects on the Company that may influence future cash flows and/or enterprise value of the Company in the short, medium or long term, even if these are not currently reflected in our financial statements

- **Double materiality:** A combination of the most significant impact and financial materiality issues

Our process follows the 'double materiality' framework.



**Phase 1:
Context**

This involved a thorough review of potential material sustainability issues, drawing on insights from peer reporting, alignment with current and emerging disclosure standards, and feedback from ratings agencies. This approach ensured the issues considered were relevant, comprehensive, and reflected both industry best practices and stakeholder expectations. This review resulted in an initial list of material sustainability issues, which was carefully refined to identify the 17 issues most pertinent to our industry and sector.



**Phase 2:
Discovery of impact**

In this phase we undertook interviews with 11 external and 20 internal stakeholders to identify material sustainability issues. They included:

- External stakeholders: investors, market analysts, media and an industry body
- Internal stakeholders: Board, Executive management and Senior leadership

This process resulted in the identification of 36 potential material sustainability issues that influence our ability to create, sustain, or potentially erode social, environmental, and economic value from both an impact and financial materiality perspective.



**Phase 3:
Ranking**

Finally, members of executive and senior management were asked to rank issues from the perspective of both impact and financial materiality, based on our definitions (alongside). Respondents were also asked to indicate the time horizon – short, medium and long term – associated with impacts and, for financial materiality, whether the issue was primarily a risk or an opportunity.

These issues were then reviewed by the internal sustainability team. The ranking was adjusted to reflect broader industry sustainability issues and issues raised by stakeholders.

The final list of 14 material sustainability issues was reviewed and ratified by the SES Committee and Board.

The Company's double materiality assessment is integrated into the Enterprise Risk Management (ERM) framework by incorporating both financial materiality (impact on the Company's financial performance) and environmental and social materiality (impact on the environment and society). This ensures that the Company considers a comprehensive view of risks and opportunities that may affect not only its financial outcomes but also its broader societal and environmental responsibilities.

Materiality and material sustainability issues *continued*

Outcomes

of our 2024 assessment of material sustainability issues.

We have identified 14 material sustainability issues that are currently most significant to the business. While the framing of the issues have changed year on year, we do not believe that there have been significant additions or exclusions. We are cognisant that material sustainability issues change over time (dynamic materiality), and we will continue to monitor the broader range of issues, including emerging issues.

While we have grouped the sustainability issues identified into four areas – environment, social, governance and economic – we recognise that these issues are deeply inter-related and inter-dependent and should be considered and managed accordingly.

The double materiality process was undertaken during 2024, and the issues identified were considered by the Board in February 2025. This process is dynamic, and supports our understanding of:

- Those sustainability matters that we need to monitor, manage and report on
- How these matters are integrated into our risk management and financial processes. Efforts to integrate material sustainability issues and quantify their financial impacts where relevant, including the development of essential systems and processes, will continue into 2025

Legend

⚠	Risk
✔	Opportunity
⏩	Long term (longer than 5 years)
⏩	Medium term (2–5 years)
▶	Short term (up to 2 years)
🎯	Impact materiality
💲	Financial materiality

Material sustainability issue	Risk or Opportunity	Time frame	Materiality	Where discussed	
Environment					
Ensuring the safety and integrity of our tailings storage facilities	⚠	⏩ ▶	🎯 💲	SR: p65	AR: p26
Ensuring effective and responsible rehabilitation and environmental and social closure for mining communities and to minimise financial liability to the extent possible	⚠	⏩	💲	SR: p72	AR: p13, p90, p201
Pursuing climate action and resilience: • Decarbonising our operations through a sustained energy transition • Ensuring water security and stewardship • Preparing for and mitigating the impacts of climate change on the business	✔ ⚠	⏩ ⏩	🎯	SR: p60	AR: p74
Society					
Ensuring the safety, health and wellbeing of employees and affected communities around our operations	⚠	⏩ ▶	🎯 💲	SR: p26	AR: p27
Securing and maintaining our social licence to operate: • Developing trust with and acceptance by our communities and other local and regional stakeholders of our business through effective and respectful engagement • Ensuring that we maximise positive social, economic and environmental impacts on communities	✔ ⚠	⏩ ⏩ ▶	🎯 💲	SR: p41	AR: p23, p28
Addressing illegal mining on our lease areas and responsibly supporting legitimate artisanal and small-scale mining around our operations, where practical	⚠	⏩ ▶	🎯	SR: p50	AR: p29
Addressing skills shortages through our employee value proposition and developing local talent pools to fill skills gaps	✔ ⚠	⏩ ▶	💲	SR: p31	AR: p27
Respecting human rights in the Company and our supply chain	✔ ⚠	⏩ ▶	🎯	SR: p53	AR: p69
Governance					
Securing the mining and environmental licences and permits we need for uninterrupted and progressive operation	⚠	⏩	🎯 💲	SR: p76	AR: p23
Protecting and safeguarding digital infrastructure and data from cyber threats	⚠	⏩ ▶	🎯 💲	SR: p85	AR: p26
Adopting and promoting leading practices in governance, and ensuring the highest levels of ethics (including anti-bribery and corruption) in the way we do business	✔ ⚠	⏩ ▶	🎯	SR: p76	AR: p28, p99
Ensuring the security of our assets and people	⚠	⏩ ▶	🎯 💲	SR: p55	
Implementing robust risk management processes, and preparing for and effectively managing emergencies to minimise impacts on people and operations	⚠	⏩ ▶	💲		AR: p26, p99
Economic					
Achieving strong financial performance and resilience to withstand economic and market fluctuations	✔ ⚠	⏩ ▶	🎯 💲	SR: p23	AR: p24, p50, p52

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AngloGold Ashanti plc | Sustainability Report 2024

Sustainability governance

AngloGold Ashanti's sound corporate citizenship profile reflects the Company's strong financial performance over many years, along with its adoption of ESG principles and reporting, as the Group improves its disclosure and its pursuit of enhancing the lives of host communities and other stakeholders, while also protecting the physical environment.

AngloGold Ashanti believes that good governance is the bedrock on which long-term value creation is built, and it is a crucial component of our business objectives and delivery on our strategy.

Our governance structures and processes demonstrate our commitment to high standards of business integrity and are supported by our values-driven culture and Code of Business Principles and Ethics, as well as our Board Corporate Governance Guidelines, Related Party Transactions Policy, Code of Ethics for Senior Financial Officers and the approved charters which govern the work of our various Board committees.

Our Code is fundamental to our culture of performance with integrity. It sets out our expectations for the conduct of our directors, officers, employees, contractors and consultants and affirms our commitment to the highest standards of integrity and ethics in the conduct of our business. Our Code underpins AngloGold Ashanti's important values, demonstrating alignment and consistency of a values-based organisation.

Role of the Board

The role of the Board is to seek to ensure the long-term sustainability and success of the business, for the benefit of all stakeholders. Its overall role is one of strategic leadership and it has ultimate responsibility for corporate governance. This includes setting, monitoring and review of strategic targets and objectives, the approval of capital expenditure, acquisitions and disposals, and oversight of governance, internal controls and risk management.

The Board is currently supported by four committees including the SES Committee, to which it delegates certain functions without abdicating any of its own responsibilities. This process of formal delegation involves documented and approved charters, which are reviewed annually, or more often when required.

Social, Ethics and Sustainability Committee

The key responsibility of the SES Committee is to assist the Board in guiding the Group's ESG efforts, setting targets and monitoring performance.

Its primary role is to:

- Assist the Board in discharging its oversight responsibilities relating to safety, security, health, human rights, environment management, sustainability and ethics and social matters
- Ensure that AngloGold Ashanti upholds the principles of good corporate citizenship and conducts its business in an ethical and sustainable manner, while developing sound government and stakeholder relationships
- Oversee AngloGold Ashanti's disclosures and reporting relating to the ESG matters within its remit and any related assurance work

Executive Committee

The Executive Committee is a management committee comprising the chief officers of the Group. It is responsible for the execution of AngloGold Ashanti's strategy and reports to the Board. The committee's work is supported by country and regional management teams as well as by Group corporate functions.

Chief Sustainability and Corporate Affairs Officer

The Chief Sustainability and Corporate Affairs Officer's portfolio encompasses stakeholder relations, sustainability policy and oversight. The incumbent leads a strong team of specialists covering community and government relations, communications and investor relations and reporting, environmental management, security and human rights.

Risk management

The Board has ultimate oversight of AngloGold Ashanti's risk management practices and is responsible for setting acceptable levels of appetite and tolerance for risk, and for determining the nature and extent of the principal risks faced by the Company.

Board sub-committees, notably the Audit and Risk Committee and the SES Committee, have oversight of various principal risks to the business in line with their respective mandates. These risks and the related mitigating actions are reported on, considered and, where necessary, challenged to ensure effective oversight and governance.

The Board uses an established Enterprise Risk Management (ERM) framework to help ensure the Company's strategic objectives are achieved in the appropriate way. This framework considers the complexity of the risks faced, including exogenous risks, over which the Company has little or no control. It takes into account factors relating to the broader industry and market, operations, legal and regulatory frameworks, and risks related to business structures, finances and strategy. All are considered in the context of an overarching legal and regulatory framework.

The Board sets an acceptable level of risk tolerance and ensures a risk management framework is in place to support the responsible execution of the strategic objectives that it sets.

Risk management is integral to our business activity and is integrated into Group-wide policies with our risk strategy part of executive accountability. The risk management process is illustrated below:


Board
Audit and Risk Committee
Executive Risk Management Committee
External
Strategic
Business units
Sites
Second level of assurance
First level of assurance
Process
Discipline functional leaders
Management
Communication and consultation
Monitoring and review
Risk assessment
1 Scope, content, criteria
2 Risk identification
3 Risk analysis
4 Risk evaluation
5 Risk treatment
6 Recording and reporting
Independent and external assurance
Approach
Process
Assurance

Sustainability governance

Standards and policies

In the interest of transparent and inclusive reporting, the table below seeks to provide stakeholders with a snapshot view of the Group Policies, Standards and Frameworks guiding the tone of our business conduct.
While the list is inclusive, it is by no means exhaustive as we seek to continuously improve and expand upon our reporting to ensure best practice in our pursuit of our purpose: Mining to empower people and advance societies.

Empowering people

Applicability in SR24	Policy | Standard
Ensuring safety, health and wellbeing	*ICMM Health and Safety Performance Indicators*
	Group Policy: Health, Safety and Security
	Group Occupational Health and Safety Management System Reference Manual
	Group Procedure: Occupational Injuries Data Definitions and Statistical Reporting
	Group Standard: Safety
	Group Standard: Major Hazard Management
	Group Health, Hygiene and Wellbeing Standard
	Group Standard: Major Health Hazard Management
Culture, driving inclusion, diversity and equity	*Global Diversity and Inclusion Framework*
	Group Policy: People
	Group Standard: Discrimination and Harassment
Attracting, developing and retaining talent	*Incentive Compensation Plan*
	Remuneration Policy

Empowering communities

Supporting community resilience	*Management Standard: Community Incident*
	Management Standard: Indigenous People
	Management Standard: Land Access and Resettlement
	Management Standard: Socio-economic Contribution
	Management Standard: Stakeholder engagement
	Management Standard: Community Complaints and Grievances
	Management Standard: Cultural Heritage and Sacred Sites
	Management Standard: Land Access and Resettlement
	Group Policy: Sustainability
Addressing ASM	*Management Standard: Artisanal and Small-Scale Mining*
Human rights, and security	*Group Policy: Asset Security and Value Protection*
	Group Policy: Health, Safety and Security
	Group Standard: Human Rights
	Group Standard: Security

Caring for the environment

Applicability in SR24	Policy | Standard
Environmental stewardship	*Environmental Incident Classification Criteria*
	Management Standard: Biodiversity
	Management Standard: Chemical
	Management Standard: Waste
	Management Standard: Water
Responsible tailings management	*Commitment to Global Industry Standard on Tailings Management (GISTM)*
	Management Standard: Land Use
Responsible rehabilitation and closure planning	*Group Standard: Closure Planning*
	Group Policy: Operations and Mineral Resource Development

Ensuring best practice governance

Business ethics, compliance and disclosure	*Code of Business Principles and Ethics*
	Board Corporate Governance Guidelines
	Group Policy: Business Integrity
	Group Policy: Code of Ethics for Senior Financial Officers
	Social, Ethics and Sustainability Committee Charter
	Audit and Risk Committee Charter
	Compensation and Human Resources Committee Charter
	Nominations and Governance Committee Charter
Responsible and secure sourcing and local procurement	*Group Policy: Supplier Code of Conduct*
	Group Standard: Anti-bribery and anti-corruption
	Group Standard: Speak-up
	Local Procurement Update 2021
Cyber safety	*Group Policy: Asset Security and Value Protection*

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AngloGold Ashanti plc   Sustainability Report 2024

Sustainability strategy and framework

At AngloGold Ashanti, our approach to sustainability stems from and is guided by our purpose: *Mining to empower people and advance societies.*

Our sustainability purpose: *To strengthen our social licence to operate and to ensure AngloGold Ashanti is the mine developer of choice for host governments and communities,* guides what we do and how we do it.

Sustainability is a fundamental aspect of our business ethos and strategy, and is deeply ingrained in our corporate values.

Central to our approach is the integration of a diverse set of functional and operating disciplines across all jurisdictions, to deliver improved and lasting positive outcomes for our employees and for our host governments and communities. Ultimately, we know that a company that operates in a sustainable manner is positive for all stakeholders.

Our approach encompasses:

- Following our North Star – our **Purpose** and **Values** underpin every decision we make and action we take
- **Engaging with our stakeholders** with respect, consistency, clarity and understanding
- Ensuring we **monitor and manage our performance** against our **targets**, that our systems and processes are **subject to assurance**, and that we **communicate** our approach and performance on material matters regularly and transparently
- Securing our **social licence to operate** by making a positive impact today, and leaving a lasting legacy

Our sustainability strategy encompasses safety and health, community benefit on a broad scale and fostering vibrant business operations. In addition to paying taxes and employing and procuring locally to the greatest extent possible, our initiatives focus on safeguarding people and communities, fostering relationships based on open dialogue and trust, responsible environmental stewardship, running a sustainable business and committing to climate action and resilience.

Our sustainability reporting focus is shaped by an annual 'double materiality' assessment identifying material sustainability issues to address and report on. While our attention to certain material sustainability issues reflects current concerns of both internal and external stakeholders, we recognise that these priorities evolve over time, that is 'dynamic materiality'.

Fundamental to our sustainability strategy is robust governance. We pride ourselves on transparent reporting – both within the Company and to external parties – working to ensure that management and shareholders are well-informed about operational effectiveness at all levels and can rapidly address challenges or shortcomings that may arise.

As a member of both the ICMM and the WGC we seek to set the bar and uphold best practice reporting and have been closely involved in the work of the Consolidated Mining Standard Initiative in the launch of a draft consolidated standard, governance model, assurance process and related reporting and claims policy.

The draft was published in October 2024 for a six-month consultation period. The aim of this initiative is to simplify the current mining standards landscape and promote continual improvement of environmental, social and governance practices across metal and mineral value chains, including mining, smelting and refining.

We recognise that governance begins with proactive oversight and involvement from our Board. We uphold a comprehensive set of policies and standards, forming the foundation of our management systems across various disciplines. These policies and standards are implemented through rigorous engagement and oversight by our Executive Management team, ensuring the identification and management of risks, impacts and opportunities. See page *16* for more details on sustainability governance.

To maintain effective systems across the Group, we continue to review and enhance our information system architecture to continuously improve and further enhance internal reporting and integrate sustainability activities more seamlessly into our broader business operations. Over the past year, we continued to roll out iSIMS across the Company, which included training and induction on the newly introduced modules. A key focus for 2025 will be working on system enhancements, and to integrate new business acquisitions.

Our systematic approach to both internal and external assurance adds another layer of scrutiny and oversight of our systems and processes. The statement by our external assurers on our 2024 reporting is on page *94*.

Our sustainability framework

Our sustainability framework illustrates our approach to creating shared value through:

Empowering people

- Ensuring safety, health and wellbeing
- Attracting, developing and retaining talent, drawing from our host communities wherever possible
- Strengthening our culture, driving inclusion, diversity and equity

Empowering communities

- Supporting community resilience including through corporate social investment, local employment and procurement
- Addressing ASM
- Ensuring effective security, and respecting human rights and rights of indigenous peoples





Caring for the environment

- Climate action and pursuing resilience
- Responsible tailings management
- Managing our emissions, effluents and waste
- Water stewardship
- Responsible rehabilitation, closure, preventing biodiversity loss

Ensuring best practice governance

- Business ethics, compliance and disclosure
- Navigating geopolitical matters and government relations
- Responsible and secure sourcing and local procurement
- Cyber safety

Sustainability commitments

Creating value		
Our commitment	**Our performance**	**Link to**
Revenue	**$5.8bn** *(2023: $4.6bn)*	**Page 19**
Salaries, wages and benefits paid to employees	**$584m** *(2023: $551m)*	

Empowering communities		
Our commitment	**Our performance**	**Link to**
Social and economic development	**$20.56m** community investment expenditure *(2023: $18.84m)*	**Page 43**
	$4.26bn local procurement spend *(2023: $4.31bn)*	
Community resilience and empowerment	**100%** sites have stakeholder engagement plans in place *(2023: 100%)*	
Cultural consideration	**0** incidents or violations involving the rights of indigenous peoples *(2023: 0)*	
Align with UNGPs to respect human rights	**0** reported human rights incidents under VPSHR *(2023: 0)*	**Page 55**
	100% security personnel received formal training in human rights policies *(2023: 99.92%)*	

Caring for the environment		
Our commitment	**Our performance**	**Link to**
Environmental stewardship through regulatory compliance and certification	**1** reportable environmental incident recorded *(2023: 1)*	**Page 59**
	100% of operating mines are ISO 14001:2015 certified *(2023: 100%)*	

Caring for the environment		
Our commitment	**Our performance**	**Link to**
Net zero Scope 1 and Scope 2 GHG emissions by 2050	**1.473 Mt** GHG emissions (Scope 1 and 2) *(2023: 1.469 Mt)*	**Page 62**
Climate resilience	**6.3%** energy supply from renewable sources *(2023: 6.6%)*	
GISTM implementation at all TSFs by August 2025	**On track**	**Page 67**
Minimise water consumption	**Water withdrawal of 0.63 kl** per tonne *(2023: 0.70 kl)*	**Page 71**
Responsible mine closure planning including biodiversity planning	**$700m** total rehabilitation liabilities *(2023: $625m)*	**Page 73**
	92% operations with biodiversity plans *(2023: 92%)*	

Ensuring best practice governance		
Our commitment	**Our performance**	**Link to**
Sustain our social licence to operate through ethical conduct	**234** Speak-up reports received *(2023: 247)*	**Page 76**
Promote shared value among stakeholders	**$1.034bn** payments to government *(2023: $833m)*	**Page 80**
Responsible and secure sourcing and local procurement	**663** vendor evaluations undertaken *(2023: 770)*	**Page 82**
Mitigate potential cybersecurity risks	**0** material cyber incidents in 2024 *(2023: 0)*	**Page 85**
	100% of all active employees and contractors completed quarterly cyber awareness training *(2023: N/A)*	

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AngloGold Ashanti plc

Sustainability Report 2024

Creating value

Mining is a long-term business. We seek to create sustained value throughout our mining operations and beyond.

We look to continually improve the value proposition we provide to our hosts and investors, creating more growth opportunities.

As we seek to improve our business sustainability, we also seek to positively contribute to national, regional and global economic and social development and build relationships with our stakeholders that are based on trust.

In this section you will find:

More about our stakeholders and how we engage with them	**pg 21**
Our strategy to sustain and grow our business	**pg 22**
How we create and share value	**pg 23**

Sunrise Dam, Australia

Engaging with and creating value for stakeholders

Engaging with our stakeholders

In delivering on our Company purpose: *Mining to empower people and advance societies,* and our sustainability purpose: *To strengthen our social licence to operate, to ensure AngloGold Ashanti as the mine developer of choice for host governments and communities,* guides what we do and how we do it, we actively seek out and engage with our stakeholders. Open, regular and transparent stakeholder engagement helps us to better understand our external operating environment, stakeholder expectations, and risks and opportunities. Effective stakeholder engagement and management supports our efforts to deliver on our strategy and create sustained long-term value.

For a detailed assessment of stakeholder engagement, and the role played by the AngloGold Ashanti Board, see page 93 of our Annual Report. A summary of our key stakeholder groups, their areas of interest during the year and our methods of engagement is presented below.

Stakeholder group	Areas of interest in 2024	Methods of engagement
Investors	• Financial performance – cost management, free cash flow make-up, working capital and inflationary pressures • Greater insight into the revised capital allocation framework, particularly in relation to dividends • Mergers and acquisitions, and the Centamin acquisition in particular • Progress being made on projects, in Nevada in particular • Implications of direct gold sales to certain central banks in Africa • Remuneration with a focus on the gender pay gap	• Annual General Meetings • Results presentations • Quarterly updates • Corporate website and ESG Transparency Hub • Investor presentations and one-on-one engagements
Employees	• Remuneration, inflation and cost of living pressures • Job security and organisational restructuring • Training and development and career opportunities • Health, safety and wellbeing • Inclusion, diversity and equity	• Company-wide town hall meetings • In-house presentations and awareness campaigns on safety, health, business performance, diversity and human rights • Email communication • Employee briefs / Video bulletins • The Company's dedicated Intranet • Social media platforms • Personal communication with line management
Suppliers	• Responsible sourcing • Procurement opportunities • Localisation • Supply chain risks, including modern slavery and labour rights abuses • Supplier relationship management • Supplier performance • Contractor management • Contract management • ESG performance monitoring • Promotion of transparency and access to information	• Host community procurement forums • Supplier events • Regional regulatory forums in certain jurisdictions • Supplier capability initiatives and responsible sourcing programmes

Stakeholder group	Areas of interest in 2024	Methods of engagement
Governments and regulators	• Taxation • Compliance and regulatory changes • Repatriation of funds • Benefits of mining • Permitting • Project updates	• Regulatory submissions • Formal and informal discussions • Service delivery collaborations. • Direct engagement by corporate and site teams with national governments occurs alongside engagement through industry bodies
Communities and the environment	• Local employment and procurement opportunities (local enterprise and economic development programmes) • Business continuity and future employment (Argentina, Brazil, Ghana, Guinea) • Artisanal and small-scale mining / illegal mining • Environmental and social impact of mining activities (noise, dust, water, land, climate adaptation and mine rehabilitation/closure) • Land acquisition, compensation and resettlement • TSF management and community safety • Economic inclusion through local enterprise and economic development programmes • Community consultation and consent • Cultural heritage and indigenous peoples	• Community forums • Grievance mechanisms and resolution procedures • Regulatory processes • Community development programmes
Industry partners and peers	• Taxation • Provenance of gold (WGC), ensuring its source is conflict-free, and child and slave free • Communicating mining's socio-economic contribution • Safety performance • Environment, nature, Scope 3 GHG emissions and water stewardship • TSF and GISTM conformance • Convergence of mining standards (ICMM and WGC) • Human rights guidance	• Local forums • Global bodies

Sustaining and growing our business



Supporting our strategy for sustainable cash flow improvements and returns

Prioritise people, safety, health and sustainability

Improve portfolio quality

Maintain financial flexibility

Maintain long-term optionality

Optimise overhead, costs and capital expenditure

This is the foundation of our business and strategy, ensuring alignment between our values and corporate citizenship responsibilities on the one hand, and the business's long-term growth, sustainability and profitability on the other.

Financial flexibility facilitates access to funding to weather periods of low gold prices, to reward shareholders and to act on strategic opportunities throughout the economic cycle.

Systems are in place to ensure investment and spending are optimally structured and aligned with core business objectives.

Continually replenishing and increasing our Mineral Resource and Mineral Reserve pipeline helps to sustain the business over time. Key to achieving this are our exploration activities, project development and targeted acquisitions. By discovering, acquiring, developing and exploiting viable orebodies sustainably and cost efficiently, AngloGold Ashanti positions itself to create long-term value.

We actively manage our asset portfolio to improve the overall mix of our production base as we strive for a competitive business valuation. This is key to unlocking the full underlying value of the portfolio. We continue to invest in upgrading the overall quality and longevity of our portfolio.

What we achieved in 2024

Produced 2.66Moz* of gold, our principal product, and 3.75Moz* of silver as a by-product (2023: 2.64Moz of gold; 4.7Moz of silver)



Acquired Centamin plc and its interests in the Sukari gold mine and exploration licences in Egypt and two greenfield projects in Côte d'Ivoire in November 2024



Employed an average of 39,484* people (including contractors) (2023: 33,658 people)



Reported a total gold Measured and Indicated Mineral Resource of 67.1Moz*, a gold Inferred Mineral Resource of 55.0Moz* and a total gold Mineral Reserve of 31.2Moz*. The inclusion of the Centamin assets accounted for a gold Measured and Indicated Mineral Resource of 2.9Moz, a gold Inferred Mineral Resource of 2.4Moz and gold Mineral Reserve of 4.1Moz



Achieved a market capitalisation of $11.7bn* at 31 December 2024, and total shareholder return of 25.32% for 2024



Included in the JSE Top 40 Index, the S&P Global CSA, the FTSE JSE Responsible Investment Index Series, and the Bloomberg 2023 Gender-Equality Index



* Includes Centamin


Creating and sharing value

We create and share value in both tangible and intangible ways. One measure of value creation and distribution is our value-added statement – see page 24.
Additional indicators of how we create and distribute value for our different stakeholders is depicted below.

We add value to these stakeholders by aligning our strategies and operations with global sustainability standards, ethical practices, human rights protection, and environmental stewardship. By doing so, the Company demonstrates its commitment to responsible mining, transparency, and respect for people and the planet. Additionally, we seek to ensure that our practices contribute to global goals, including sustainable development and the protection of human rights.

Investors	Employees	Suppliers	Government and regulators	Communities	Industry partners and peers	The environment
Investors include our shareholders, and providers of capital. Our globally diverse shareholders include global fund managers, pension funds, institutional investors as well as individuals. The long-term support of shareholders ensures the sustainability of our business.	Engaged, motivated employees are critical to AngloGold Ashanti's long-term success, providing the skills and expertise required for efficient operations and delivery on our strategy.	Suppliers provide inputs – raw materials, products and services – essential to the conduct of our business. Our many suppliers range from established multi-national corporations, local strategic partnerships (such as joint ventures) to smaller, more localised businesses and labour contractors.	National, state, regional and local governments as well as various regulators and departments (mining, environmental, social, labour, taxation) are significant stakeholders. They develop and implement policy frameworks, legislation and associated regulations that have the potential to significantly affect AngloGold Ashanti or our operations.	Our communities are those located close to our operations and projects, on whose goodwill we depend, and who are directly or indirectly impacted by our mining activities. Many of our employees reside in these communities.	National or local mining/industry bodies, the International Council on Mining and Metals (ICMM) and World Gold Council (WGC), among others, provide a joint platform for addressing industry-related developments, concerns, and for sharing lessons learned, including good practice.	Mining may be environmentally disruptive, affecting land, air, water, biodiversity, and host communities with whom we share these resources. Our environmental management programme aims to mitigate damage caused by land disturbance, to protect biodiversity and to ensure the responsible consumption of natural resources and management of waste.
$172m[*] Dividend paid *(2023: $91m)*	**39,484**[*] People employed (incl contractors) *(2023: 33,658)*	**9,099**[**] Number of suppliers globally *(2023: 10,000)*	**$796m**[*] Taxation and royalties *(2023: $752m)*	**$20.56m**[**] Investment in communities *(2023: $18.84m)*	• EITI • ICMM performance standards • WGC's Responsible Mining Principles • UNGC • VPSHR	**70%**[**] Proportion of water recycled *(2023: 70%)*
1.48%[*] Dividend yield *(2023: 1.16%)*	**$584m**[*] Paid in salaries and benefits *(2023: $551m)*	**$4.65bn**[**] Total procurement *(2023: $4.58bn)*	**$18m**[*] Dividends paid to governments *(2023: $20m)*	**93%**[**] Community grievances resolved *(2023: 92%)*		**6.3%**[**] Renewable energy use *(2023: 6.6%)*
$11.7bn[*] Market cap at 31 Dec 2024 *(2023: $7.8m)*	**$7.99m**[**] Investment in training and development *(2023: $7.76m)*	**$4.26bn**[**] Local supplier spend *(2023: $4.31bn)*	**$214m**[*] Personal income tax paid to government on behalf of employees *(2023: $203m)*			
25.32%[*] Total return to shareholders *(2023: 2.64%)*	**44 hours**[**°] Average hours of training per employee *(2023: 19 hours)*	**92%**[**] Local supplier expenditure *(2023: 94%)*				

*   Includes Centamin
** Excludes Centamin
° Method for calculating, categorising, or interpreting average training hours has been revised

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AngloGold Ashanti plc

Sustainability Report 2024

Creating and sharing value *continued*

Value-added statement

Economic value generated

US dollar millions	2024		2023	
	$m	%	$m	%
Gold sales and by-product income	5,793	95	4,582	93
Interest received	142	2	127	3
Royalties received	—	—	1	—
Profit from sale of assets	14	—	14	—
Income from investments	155	3	207	4
Other income	8	—	20	—
Total economic value generated	6,112	100	4,951	100

Economic value distributed [1][7]

US dollar millions	2024	2023
Provider of capital	311	248
Finance costs	139	157
Dividends	172	91
Employees [2]	575	551
Government	978	697
Current tax [3]	454	217
Royalties [4]	189	164
Employee taxes [4]	221	201
Production, property and other taxes [4]	114	115
Community [5]	19	17
Suppliers and services [6]	2,465	2,777
Total economic value distributed	4,348	4,290



Total economic value distributed

Legend:
- Economic value distributed
- Employees
- Government
- Community
- Suppliers and services
- Providers of capital

57% — 22% — 1% — 36% — 13% — 7%

(1) Economic value distribution involves providing human, financial, social, natural and manufactured capital, guided by business objectives and key issues identified through the operating process to ensure sustainable long-term value retention for stakeholders, underpinned by our key behavioural programme operational excellence, implemented at every step of the business from exploration through the entire chain to divestment/disposal

(2) Payments to employees include salaries, wages and other benefits but excludes employee-related taxes

(3) Current taxation includes normal taxation and withholding taxation on dividends paid per jurisdiction in which the Group operates

(4) Employee, production, property and other taxes and royalties are reported on a cash basis and exclude equity-accounted joint ventures and projects of a capital nature

(5) Community and social investments exclude expenditure by equity-accounted joint ventures

(6) Suppliers and services excludes capital expenditure

(7) Includes Centamin

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AngloGold Ashanti plc

Sustainability Report 2024

Serra Grande, Brazil

Empowering people

Our people are what makes us a successful business today, and will support our success in the future. Ensuring the safety of our workforce, contractors, and the broader mine communities remains our first priority. We seek to attract, develop and retain the top talent in the industry through our compelling employee value proposition, and maintain constructive relationships with employees and their union representatives. Our values support culture, and our approach to cultivating and nurturing an inclusive and diverse workforce.

In this section you will find:

Our efforts to ensure the safety, health and wellbeing of our people	pg 26
What we are doing to attract, develop and retain talent	pg 31
Our approach to culture, which includes driving inclusion, diversity and equity	pg 36

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AngloGold Ashanti plc  Sustainability Report 2024

Ensuring safety, health and wellbeing

AngloGold Ashanti's approach to safety, health and wellbeing encompasses occupational, environmental and social determinants (or non-medical risk-factors) of health.

We recognise the interconnectedness of safety and health and the broader operating context, which influences our health and safety strategy and initiatives.

Material issues

- Safety and health

Principal risks

- Loss of or threats to social licence to operate
- Failure to meet our operational/safety performance targets
- Possible suspension and/or shutdown of TSFs due to capacity constraints and/or event
- Inability to meet investor expectations or to mine responsibly (ESG performance)

Related SDGs

Disclosure against standards

SASB EM-MM-320a: All-incidence rate, fatality rate, near miss frequency rate, average hours of health safety and emergency response training

GRI403-1: Occupational health and safety management system

GRI403-2: Hazard identification, risk health assessment and incident investigation

GRI 403-3: Occupational health services

GRI 403-4: Worker participation, consultation and communication on health and safety

GRI 403-5: Worker training on occupational health and safety

GRI 403-6: Promotion of worker health

GRI 403-7: Prevention and mitigation of occupational health and safety impacts directly linked by business relationships

GRI 403-8: Workers covered by an occupational health and safety management system

GRI 403-9: Work-related injuries

GRI 403-10: Work-related ill health

GRI 14.16: Occupational health and safety

Our commitment

Our objective is to create workplaces that are free of injury and harm. We seek to ensure that activities are undertaken only when they can be executed safely, without compromising safety, health or wellbeing.

We prioritise the safety, health and the wellbeing of our employees and contractors, as well as surrounding communities. We acknowledge that the overall wellbeing of our people, both internal and external, is central to our success and in maintaining our social licence to operate.

We endeavour to comply with all applicable laws, regulations and the voluntary commitments we have adopted. Laws and regulations are often unique to specific countries, and we develop specific processes to meet requirements.


Sukari, Egypt

Approach

Our operating standards are aligned with global best practice, and are designed to proactively identify and mitigate potential safety and health risks. Our health and safety risk management practices and critical control monitoring systems help to ensure that we quantify and manage impacts, and continuously adapt our safety and health strategies.

Central to our focus is a culture rooted in individual and collective accountability, that involves instilling a sense of care and trust, while engaging in ongoing learning of current and future risks. Our safety culture is cascaded through the Company by appropriate messaging and leadership actions including Visible Felt Leadership (VFL).

Our strong safety and health culture is driven through effective and accountable leadership, with the CEO and executive team guiding a culture that prioritises safety and health.

Our Health, Safety and Security policy sets clear expectations for leadership and holds them to account using a number of metrics. We ensure that our objectives and targets are known to employees, contractors and other relevant stakeholders.

Our approach to health and safety encompasses:

- A drive to continually improve occupational safety and health performance and management systems
- Ensuring that we have competent and capable people occupying health and safety roles, fit-for-purpose equipment, and appropriate systems and procedures
- Proactively identifying, assessing and mitigating employee and contractor safety and health risks and opportunities
- Mitigating community safety and health risks associated with our operations by ensuring that the health and safety of our surrounding communities and environments are not compromised
- Adopting a stakeholder-inclusive philosophy by applying a consultative, participative and constructive approach
- Using data, research and employee feedback to make informed, data-driven decisions, and continually improve performance

Our operational risk management approach is based on the ISO 31000 model, comprising seven steps:

- Identify hazards/threats
- Assess the risk
- Determine controls/critical controls
- Implement controls
- Inform and create awareness
- Monitor compliance
- Review integrity of the system

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Sustainability Report 2024

Ensuring safety, health and wellbeing *continued*

To ensure that the focus and level of detail of the health and safety risk assessment is appropriate, AngloGold Ashanti has adopted a **four-layered model**, which is illustrated below.			
Level 4: Baseline or full-site risk assessment (includes bowtie assessment)	**Level 3:** Project, change or issue-based risk assessment (can include bowtie assessment)	**Level 2:** Routine and non-routine task planning assessments	**Level 1:** Individual or continuous risk assessments
This level takes an all-encompassing view of the entire site. Key geographical areas are identified and main processes are mapped, forming the foundation for a hazard inventory. Potential hazards associated with each process are scrutinised and a risk value, combining likelihood and consequence, is assigned. Major hazards, categorised with consequences of major and extreme, are subject to bowtie assessments. The outcome is a comprehensive risk and critical control framework.	Operating similarly to Level 4 but on a smaller scale, this focuses on specific projects or significant changes within processes.	Level 2 concentrates on identifying and controlling hazards associated with routine and non-routine tasks. Unlike Level 4, which addresses major and extreme consequences, Level 2 handles the spectrum of unwanted events, from insignificant to high-risk scenarios.	This level helps to ensure day-to-day operations occur as safely as possible, with the ability to halt work if safety standards cannot be maintained. Operators use continuous risk assessment tools, such as pre-start inspections and stop cards, to verify the safety of ongoing work. Supervisors employ similar tools to ensure critical controls are in place and inspect work processes.

We conduct both external and internal audits to help ensure ISO 45001 conformance and alignment with AngloGold Ashanti policies at each site.

Strategic focus areas

Following the 2023 Group occupational health and safety strategy review, where operational safety leadership and Group safety merged, the validity and requirement of every health and safety strategic item was evaluated, and focus areas for the 2024 – 2026 strategy cycle were defined. The updated strategy remains based on five strategic focus areas.

During 2024 significant improvements were made on strategy topics, and where required, focus was adjusted to consider operational challenges as they arose. We continue to make progress on an integrated approach to safety and health, and are developing a Safety and Health Playbook, which will seek to define AngloGold Ashanti's approach to safety and health protocols and management.

Risk and opportunity management:

Work continued on understanding hazards and risks in an effort to mitigate and where possible,

eliminate exposure. Progress was made with regard to Critical Control Verification (CCV) coaching for quality by leadership, as well as ownership by line leadership, and the monitoring and tracking of participation to implement corrective actions.

For health, we have placed a strong emphasis on enhancing both physical and psychological wellbeing. Progress is evident in silica dust control and reduction objectives. Our African, Australian and Brazilian operations have successfully concluded a comprehensive review of baseline occupational hygiene risk assessments. Furthermore, the implementation of mental wellbeing procedures is underway, including completion of various operation-based baseline mental wellbeing surveys and the development of awareness, education, and capacity building in psychological risk management. Critical control implementation for major health hazards is also underway, while the

implementation of the mental wellbeing standard requirements is in progress.

Leadership and people management:

AngloGold Ashanti believes that while leaders drive our strategy, it is the commitment and execution by actively engaged employees that will ensure workplaces are free of injury or harm. A standardised Safety Systems Induction Process was further developed and implemented that will allow new safety candidates to review and understand our safety protocols and systems, with useful references to key safety processes and routines. Health and safety metrics have been incorporated into both operational and leadership performance targets.

Information technology and innovation:

This focus area involves the integration of technology and innovation into work practices to improve employee safety and eliminate injuries

through engineering solutions and higher order controls. An opportunity was identified relating to a Company standard relating to driving on a steep terrain. Since industry standards on this topic are limited, AngloGold Ashanti has explored opportunities to collaborate with industry peers to assess relevant risks and drafted a steep terrain standard that can be used across the sector.

During the year, final systems preparation was completed and two scenarios were completed in a proof of concept where a Material Unwanted Event from a Major Hazard was developed in a virtual reality space. This allows the user to experience a high-risk event, but within the protection of a virtual reality world, not exposed to any real danger. A stored energy related scenario was identified, and initial user feedback was very positive. A second scenario focusing on mobile equipment was also developed. It is envisaged that a multi-disciplinary stakeholder adoption plan will be designed and a pilot project will be rolled out in 2025. For health, we continue to focus on data and evidence-based monitoring, reporting, and evaluation of health data to track progress on health indicators and facilitate risk management.

Simplified and clear working processes:

We learn from incidents to prevent repeats. The Chief Operating Officer (COO) High Potential Incident (HPI) Review Committee requested sites to present pre-selected HPIs showcasing the details of these incidents as well as lessons learned and mitigating actions implemented. This allows the sharing of the lessons learned with all sites, and also allows other sites and technical experts to add collective experience to further enhance the knowledge sharing of actions taken. Lessons learned are then documented in the form of a "Key Lessons Learned" document and distributed. Repeat HPIs are flagged and

investigated to further understand the mechanisms of failure. An overarching fatigue management strategy was designed by a multi-disciplinary steering committee to provide the basis for every site to identify sources of fatigue and establish controls around clear guidelines and Group expectations. The strategy is based on four key control areas, namely: 'prevention', 'screening', 'monitoring and assurance', and 'analysis, escalation and intervention'. Implementation of the fatigue management strategy will occur in 2025.

For health, we continued the review and implementation of Group standards and guidelines, as well as the development of compliance self-assessment and assurance tools. The Health, Hygiene, and Wellbeing Standard has been signed off by the CEO and is being executed to ensure compliance. Additionally, the Group Major Health Hazard Management Standard has been approved. This outlines systematic critical control requirements and integrates the identification of health hazards into routine CCV processes at operations. This standard focuses on workplace risks with potential for fatal and significantly life-altering outcomes in the immediate or future term.

Stakeholder engagement and partnership:

During 2024, the frequency of operational safety leadership meetings as well as the COO HPI review meetings were increased to further enhance shared facilitation between Group and operational safety teams. A multi-disciplinary approach is being applied to the implementation of critical controls for major health hazards and there is continuous collaboration with external stakeholders and partners in implementing community health programmes and for optimal medical emergency preparedness, and response capacity.

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AngloGold Ashanti plc

Sustainability Report 2024

Ensuring safety, health and wellbeing *continued*

Safety

Performance in 2024

Tragically, Mr Obeid Katalihwa (47), a driver employed by a contractor at Geita Mine lost his life on 25 May following injuries sustained in a light vehicle rollover. Mr Katalihwa is survived by his wife and four children. An independent investigation has been conducted with recommendations for preventing a reoccurrence of a similar type of event in the Company.

AngloGold Ashanti has recorded its lowest injury frequency rates to date. The share of contractors in the AngloGold Ashanti employee/contractor split has increased from 52% AngloGold Ashanti and 48% contractors in 2020 to 37% AngloGold Ashanti and 63% contractors in 2024. We typically employ contractors to bring in specialist skills and capabilities. The contractors are experts in their field and are expected to deliver the work at a higher standard and with lower injury rates. Concerning AngloGold Ashanti employees, with the consistent delivery of our group safety strategy deliverables, including the Major Hazard Management revitalisation, the implementation of critical control verifications (CCVs), and improved learning from our High Potential Incidents (HPIs), incident and accident rates have been steadily improving across the business. Africa has seen a 73% improvement since 2020, LATAM 60%, and Australia 37%. Notably, the 2020 numbers included the South Africa region, which typically had higher injury frequency rates.

Major hazards

Work progressed on our Major Hazard Management process, which is focused on saving lives by proactively managing risks. This involves identifying key risks, implementing adequate controls — including critical controls — and learning from incidents through our incident management process and HPI review process.

The CCV process remains a vital tool for detecting critical control failures. CCV involves verifying whether our critical controls are in place, and forms part of our operational hazard and risk management process. It is key to preventing low-frequency, high-consequence events. CCVs were launched in 2023 and while KPI metrics are being met, we believe there is room for improvement.

A 'Coaching For Quality' process was launched in 2024, where a manager or leader observes a supervisor performing a CCV, and then uses the opportunity to coach the supervisor on areas to improve. This ensures line ownership of the CCV process itself as well as the quality control of the process. Work will continue into 2025 to progress this.

During 2024, the Group achieved its CCV participation target. Our focus remains on finding, recording and fixing critical control deviations. Operational leaders must actively promote ineffective critical control reporting, as it is a crucial step in fully leveraging the CCV process to enhance safety and prevent future incidents.

In partnership with the respective Group-level Major Hazard Technical Owners, Group Safety led an in-depth information session with site technical leads to further improve Systemic Verification (CCVs) checklists. The purpose of this process was to generate a holistic approach to critical control assurance by complementing the existing field-based CCVs with systemic-level CCVs. Systemic CCVs are planned to be implemented in 2025, once the Company has achieved full quality implementation of our field-based CCV programme.

High Potential Incidents (HPIs)

The process of reporting and analysing HPIs seeks to heighten awareness, facilitate organisational learning, and design more robust controls at the site level. The focus remains on reducing repeat HPIs by generating high-quality investigation learnings, sharing these insights across sites and business units, and ensuring actions are tracked through to completion.The COO HPI review meeting, which has increased frequency to once every two months as opposed to quarterly, continues to add value by facilitating information sharing.

Compliance

Sites continued to self-assess against ISO 45001 and the AngloGold Ashanti Group Safety Standard. All AngloGold Ashanti operations retained their ISO 45001: 2018 certification in 2024. Following the transition from the 20 Occupational Health and Safety standards to the suite of legal standards, a new safety framework was developed. The Systems and Practice Protocol (SPP) audit tool was revised with the elements of the new safety framework, maintaining the ISO 45001 internal audit questions.

Looking ahead

In 2025, the focus will be on:

- Implementation of a new Occupational Health and Safety software solution
- VR Training Pilot at Cuiabá Mine
- Roll out and gap analysis of the fatigue management strategy
- Further refinement on the CCV process



Serra Grande, Brazil

What we measure


HA | Total Recordable Injury Frequency Rate (per million hours worked)
2024 0.96 0.97 0.97
2023 0.88 1.20 1.09
2022 1.70 1.01 1.26
2021 1.70 2.42 2.14
2020 3.12 1.74 1.76
Employees
Contractors


HA | Fatal Injury Frequency Rate (per million hours worked)
2024 0 0.02 0.01
2023 0
2022 0
2021 0.04 0.02 0.03
2020 0.10 0.05 0.03
Employees
Contractors


HA | Fatalities at mines operated by AngloGold Ashanti
2024 0 1 1
2023 0
2022 0
2021 1 1 2
2020 4 2 2
Employees
Contractors


HA | High potential incidents (actual number)
2024 57
2023 63
2022 71
2021 91
2020 75

Note: Employee and contractor split includes sold off assets, totals exclude sold assets

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AngloGold Ashanti plc

Sustainability Report 2024

Ensuring safety, health and wellbeing *continued*

Health and hygiene

Performance in 2024

Occupational health

We experienced a reduction of workplace exposure to health hazards in 2024, through implementation of critical control management principles. The approval and introduction of our major health hazard management standards – focusing on potentially fatal or debilitating hazards in the long term – and the incorporation of Health CCV checklists into Safety CCV for supervisors and senior managers formed part of the incentive scheme for Health and Safety across the business.

We seek to minimise both short-term and long-term exposure to workplace health hazards associated with specific airborne pollutants like silica dust, welding fumes and diesel particulate matter. We do this by:

- Implementing critical engineering and administrative controls
- Providing appropriate personal protective equipment (PPE)
- Undertaking close personal monitoring and medical surveillance of the workforce to screen and facilitate early detection of any such diseases

Our particular focus is to minimise exposures with potential to cause fatalities or significantly debilitating disease by ensuring we have the right systems for detecting, mitigating or managing deterioration in the health environment.

We recorded five reportable occupational health diseases in 2024 (2023: 6), including one noise-induced hearing loss, one silicosis, and three musculoskeletal disorders. We also observed reductions in measured exposures to priority health hazards, particularly dust, reflecting our systematic implementation of critical controls.

We monitor 10 major occupational and non-occupational hazard categories across our risk management platform, including health policy and regulation, non-occupational disease, communicable and non-communicable disease, occupational ergonomics; biological, chemical, psychological and physical occupational disease; operational health systems, as well as social and community health impacts.

Risk management

Our monitoring and management of occupational and non-occupational health risks did not reveal any significant shifts in 2024. We continue to build a systematic approach to the prevention and management of fatigue-related incidents as well as to extreme weather conditions experienced across the globe. Fatigue management processes, and aligning them with corporate standards, are ongoing across operations.

In addition, we are improving oversight of our contractors' medical surveillance, as well as managing the emergence of musculoskeletal (ergonomic) disorders and psychosocial wellbeing risk. Work is ongoing to implement recommendations of ergonomic studies conducted at some of our Ghana, Australia and Argentina operations. These systematic reviews help us understand the scale of the challenge and to take the necessary preventative action.

Mental health and wellbeing: Prevent, Promote, Respond

In 2024, we continued implementation of mental wellbeing programmes, using an integrated approach to prevent, promote and respond to psychological challenges within a strategic framework. This includes strengthening governance frameworks for psychological wellbeing; building capacity and skills for leaders, managers and supervisors to prevent, identify and respond effectively and provide continuous information, education, and awareness programmes across operations to increase knowledge, build resilience and coping skills, as well as reduce stigma.

Our strategy includes conducting mental wellbeing surveys. These operation-specific surveys form part of our wellbeing strategy that also seeks to gain deeper understanding of the regional and operational context; gather input as well as establish baselines upon which improvements and impact of Company mental wellbeing initiatives can be tracked and monitored. Importantly, these surveys are aimed at assisting operations to undertake evidence-based, targeted, and focused support initiatives that are adequately resourced and responsive to the needs of our workforce and their families.

All employees and dependants have access to Employee Assistance Programmes (EAP), and on- and off-site clinical support services.

Additional efforts to integrate psychological fitness to work into our occupational health programmes are underway, using formalised psychological screening tools for depression, anxiety and stress in their periodic medical surveillance processes to ensure regular screening and quantitative assessments of psychological fitness for duty among employees.

Public health strategy

Our health standard outlines key requirements including the establishment of community health baselines that attempt to understand the status of community health systems and potential impacts from our operations. These baselines inform various community health plans that are implemented by our community departments to mitigate potential impacts from our operations. These community plans are reviewed and revised based on a spectrum of risk and need.

COVID-19 remains part of our long-term infectious disease risk management strategy, integrated into the overall health risk management systems and processes at our operations. There were no infectious disease outbreaks that affected AngloGold Ashanti in 2024. The ongoing Marburg virus disease outbreak reported in eastern Africa as well as the Mpox global outbreak have not impacted our operations. All our operations and sites remain vigilant and prepared.

Malaria prevalence continues to pose significant risk to African operations especially with the increased rainfall patterns observed across Africa. Our sites continue to implement malaria control programmes to manage this endemic risk. In 2024, 1,819 new malaria cases were reported in the region, representing an annual incident rate of 2.2 of our Africa region workforce.

What we measure

HA | New cases of silicosis (number of new cases)


2024 1
2023 1
2022 0
2021 0
2020 0

HA | Noise-induced hearing loss (NIHL) (number of employees)


2024 1
2023 2
2022 2
2021 5
2020 0

HA | All occupational disease frequency rate (AODFR) (per million hours worked)


2024 0.07
2023 0.08
2022 0.04
2021 0.08
2020 0.00

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AngloGold Ashanti plc

Sustainability Report 2024

Ensuring safety, health and wellbeing *continued*

Our integrated malaria control approach includes vector control through Indoor Residual Spraying (IRS) and insecticide treated bed nets (ITNs); targeted information, education, and communication (IEC); early diagnosis and treatment; as well as a robust surveillance, monitoring and evaluation programme. Our malaria control project in Ghana (AGAMal) was once again selected by the Ghana Health Department to continue to be the principal recipient of the 2024 – 2026 Global Fund grant for IRS programmes in 16 districts and 45 national prisons. This public-private-partnership between AngloGold Ashanti, the national malaria control programme and the Global Fund has been sustained for more than a decade and has consistently performed above target. AGAMal was further selected as a recipient of additional community system strengthening funds from the Global Fund aimed at building capacity within six local civil society organisations.

The 2024 programme was completed successfully, covering more than 210,000 households during the year, and protecting more than 1.2 million people from malaria. Iduapriem, Geita and Siguiri also collaborated with authorities to extend their education, awareness, and mosquito control initiatives to host communities.

Our new occupational medical reporting system review and revamp has also been completed and is now live and in use on the new AngloGold Ashanti Power BI platform. This new health reporting system is aimed at improving the consolidated health reporting process as well as monitoring trends and performance across the global AngloGold Ashanti portfolio, in line with our internal and external risk management and reporting requirements.



Looking ahead

In 2025, the focus will be on

- Implementing common, simplified operating systems and processes (Group policy, standards, procedures, guidelines)
- Appointing more adequately skilled, competent and responsive people
- Proactive and comprehensive health risk management
- Information and knowledge management systems
- Effective information, education and communication
- Continuous monitoring, assurance and evaluation
- Internal and external stakeholder engagement, partnership and collaboration

AGA Mineração, Cuiabá, Brazil

Case study:

Ensuring the health and safety of our people through our health management standards

Ensuring our people are safe and healthy remains one of our top priorities. It is essential that we continue to provide a workplace that is free from work-related injuries, incidents and illnesses.

Safety remains one of AngloGold Ashanti's values, and as part of our commitment to the safety of our people, we work in collaboration with different aspects of the business to ensure we can prioritise and address the safety and health needs of our people. Our Health, Hygiene and Wellbeing Standard establishes the minimum requirements to safeguard and promote the physical, emotional, and psychological wellbeing of our workforce. Complementing this, the Major Health Hazard Management Standard outlines the critical controls we take to tackle major health hazards, aiming to prevent work-related illnesses, diseases, and fatalities wherever possible. Combined, the standards hold us accountable and help us ensure we maintain the same Group standard across our global operations.

These set out standards not only represent our Group, but also align with standards set by industry leadership organisations such as the World Gold Council (WGC) and the International Council on Mining and Metals (ICMM). This integrated and consolidated approach ensures that we maintain the highest level of awareness through thorough risk assessments and critical control implementations, with innovative and lasting solutions that will benefit our Company and our people. By giving a special focus to health risks such as airborne pollutants, noise, heat and fatigue, as well as the needs of our people's mental, emotional and psychological wellbeing, we can continue prioritising the health and safety of all our people.

Leaders and managers across our operations are mindful of these standards, which are implemented across our teams to protect and enhance the health, safety and wellbeing of both our workforce as well as contractors and consultants on site.

Moving towards Group consolidated standards under our commitment to transparency and disclosure

At AngloGold Ashanti, we are committed to our development within sustainability and through the guidance of industry leadership organisations such as the World Gold Council (WGC) and the International Council on Mining and Metals (ICMM). To ensure all our people across our operations align with our Group standards, we are moving towards consolidated standards with regard to transparency and disclosure.

By working together and aligning with Group and industry standards, we can ensure we fulfil our purpose. Our alignment with independent, multi-stakeholder governance bodies ensures that our procedures uphold transparency and integrity, which is one of our refreshed values.

The AngloGold Ashanti Health, Hygiene and Wellbeing Standard is aimed at identifying, understanding and managing environmental stressors in, or arising from the workplace. Health at AngloGold Ashanti goes beyond physical health, at AngloGold Ashanti, we work with various teams to understand, accommodate and cater for the diversity of the workforce. This helps us ensure the emotional, mental and physiological needs of our people are met.



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AngloGold Ashanti plc   Sustainability Report 2024

Attracting, developing and retaining talent

AngloGold Ashanti believes it is vital to attract, develop and retain top talent in a fast-paced global business landscape.

Engaged, top-tier talent drives both innovation and productivity, offering a clear competitive advantage. In addition to attracting top candidates, much effort and focus is placed on employee development and growth, as well as employee retention and succession planning to adequately position and resource the Group for success.

Material issues

- Skills shortages

Principal risks

- Failure to successfully deliver and ramp up growth projects
- Failure to meet our operational/safety performance targets
- Failure to attract and retain critical skills and talent

Related SDGs

  

Disclosure against standards

SASB EM-MM-310a.1: Percentage of active workforce employed under collective agreements

SASB EM-MM-310a.2: (1) Number and (2) duration of strikes and lockouts

SASB EM-MM-00.B: Total number of employees, percentage contractors

GRI 2-30: Collective bargaining agreements

GRI 401-1: New employee hires and employee turnover

GRI 401-2: Benefits provided to full-time employees that are not provided to temporary or part-time employees

GRI 402-1: Minimum notice periods regarding operational changes

GRI 404-1: Average hours of training per year per employee

GRI 404-2: Programs for upgrading employee skills and transition assistance programs

GRI 404-3: Percentage of employees receiving regular performance and career development reviews

GRI 14.17: Employment practices

Our commitment

We remain committed to implementing best-practice talent procurement and management initiatives, and to enhance and develop the capabilities of our employees. We attract and retain talent through our compelling people value proposition.

Central to employee relations at AngloGold Ashanti is a relationship-based model that commits to fostering positive relationships with employees and their union representatives, aligning with our values and a dedication to embedding interest-based collective bargaining.

Obuasi, Ghana

What we measure

	2024	**2023**
Total number of employees and contractors	39,484	33,658
Employees (permanent)	16,117	14,043
Contractors	23,367	19,615
Total	39,484	33,658
Average number of hours spent on training	44°	19°
Training and development expenditure	$7.99m	$7.76m
Employees participating in collective bargaining agreements	83%	92%
New employee hires	2,098	N/A
Voluntary turnover rate	9%	8%
Days lost due to industrial action	4	0

° *Method for calculating, categorising, or interpreting average training hours has been revised*

Number of employees



16,117
23,367

Employees   Contractors

Number of employees



2024	16,117	23,367
2023	14,043	19,615
2022	13,995	18,599
2021	14,177	16,384
2020	13,550	14,906

Employees   Contractors



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Sustainability Report 2024

Attracting, developing and retaining talent *continued*



Serra Grande, Brazil

Our approach

The long-term viability and competitiveness of our business depends on our ability to attract, retain and manage people effectively. We accomplish this through:

- The successful implementation of our succession planning and talent strategy: Our annual succession planning and talent review process is well-established. Together with OneHR, our people platform, this visibility of key talent, critical roles, retention risks, discipline and gender gaps, and Individual Development Plans (IDPs) enables us to manage talent and prepare successors (including their readiness levels and demographic details).

- Embedding our culture and values: Since our comprehensive culture assessment in 2021, AngloGold Ashanti has been on a culture transformation journey. This led to the launch of refreshed Company values in 2023 and the definition of AngloGold Ashanti's purpose: *Mining to empower people and advance societies*. Our Purpose, launched and cascaded in 2024, has been positively received by employees.

- Leveraging our Leadership Philosophy and Framework, and implementing training: AngloGold Ashanti's leadership philosophy defines leaders as "values-led and lifelong learners who shape a safe, high-performing, and inspiring culture". To support this, the AngloGold Ashanti Leadership Framework was developed with input from HR, business leaders, and external experts. It outlines key competencies and behaviours required at each leadership level, guiding leadership development and learning initiatives.

Training and development expenditure ($m)



Year	Value
2024	7.99
2023	7.76
2022	8.94
2021	7.17
2020	5.11

	Number of employees		Training and development expenditure ($m)	
	2024	**2023**	**2024**	**2023**
Corporate offices	1,268	1,618	0.78	0.02
Americas	8,509	8,565	1.11	1.45
Australia	1,777	1,741	1.24	1.90
Africa	27,930	21,734	4.86	4.38
Total	39,484	33,658	7.99	7.76

Training and development expenditure by region ($m)



- Corporate offices
- Americas
- Australia
- Africa

Number of employees by region



- Corporate offices
- Americas
- Australia
- Africa

Employees covered by collective bargaining agreements (%)*

Argentina	91%
Brazil	99%
Ghana	87%
Guinea	94%
Tanzania	85%

* Includes management

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Attracting, developing and retaining talent *continued*

Performance in 2024

In 2024, we employed an average of 39,484 people, including 23,367 contractors, an increase of 17.3% from 2023.

Other key indicators include:

- Voluntary turnover rate was 9% (2023: 8%).
- Training and development expenditure amounted to $7.99m (2023: $7.76m).
- The average number of hours of training per employee was 44˚ hours (2023: 19˚ hours), with the total amount of $7.99m spent on training and development (2023: $7.76m).

˚ *Method for calculating, categorising, or interpreting average training hours has been revised*

Enhancing talent management and succession planning

AngloGold Ashanti continues to strengthen its talent management and succession planning. In 2022, we established a best practice structured Talent Management approach, introducing leaders to succession planning and talent reviews while building a robust baseline of talent for Senior and Executive Management roles.

In 2024, we focused on ensuring succession plans are practical and achievable. Efforts are underway to develop and implement Individual Development Plans (IDPs) for high-potential talent, with talent discussions elevated to align with broader business objectives.

Succession coverage is improving year on year with each Stratum IV and above role now averaging 2.7 internal successors.

Gender representation at this level has reached 27% (against our 30% target). The majority of successors are in the 36–45 age range, indicating a younger profile compared to 2023, when most successors were in the 46–55 age range. These advancements provide a solid

foundation to manage the leadership pipeline and retention risks and implement robust development plans. Greater accountability for development action implementation will be placed on leaders and successors, supported by the necessary tools and resources.
The rollout of OneHR in 2023 marked a significant step forward, enabling centralised data collection and advanced analytics. This provided leadership with valuable insights into talent trends, strengths, and opportunities, supporting data-driven discussions and more informed decision making.

Talent actions progress

To advance our talent strategy, key actions identified in the 2023 Talent Review are being implemented. These include external recruitment for critical roles, launching an Executive Committee sponsorship programme, and enhancing graduate programmes to address entry-level talent gaps. Key elements and their progress include:

- Development planning: Outcome-focused development plans are driven by structured development conversations, supported by tailored tools for leaders and employees.
- General Manager pipeline: External market mapping for business unit (BU) senior Vice President and General Manager roles was done in 2024, with insights now embedded into succession and recruitment strategies.
- Female leadership sponsorship: The Elevate Programme has been developed to promote female leadership, with a formal launch scheduled for March 2025.

To maintain a strong and sustainable talent pipeline, several key areas are being prioritised:

- Critical Skills Retention: Retention risks are anticipated to increase, prompting a proactive approach centred on regular assessments

and implementing effective mitigation plans. Priority is being given to reviewing and enhancing strategies for high-risk talent to strengthen retention and ensure business continuity.

- Retirement: To address potential retirements, we have prioritised the preparation of successors, while transitioning incumbents into coaching and mentorship roles. Personalised retirement planning facilitates seamless transitions and maintains business continuity.
- Strategic 2025 talent moves: We are proactively identifying critical talent moves for 2025, with a strategic focus on managing the potential 'daisy chain' effects to ensure smooth transitions and sustained organisational capability.
- Gender representation: Enhancing gender balance within succession pipelines remains a strategic priority. To address the under-representation of female successors in technical disciplines we have introduced targeted recruitment initiatives and the establishment of gender diversity goals for entry-level programmes, including apprenticeships, internships, and graduate schemes.
- Development planning quality: Actionable Individual Development Plans (IDPs) for successors are being aligned with their career aspirations and mobility preferences, incorporating expanded cross-functional opportunities to accelerate readiness for future roles.
- In 2025, the focus will shift toward developing comprehensive talent profiles for successors and implementing high-impact IDPs that are purposeful, personalised, and development-driven, as opposed to procedural.

These actions aim to secure a diverse, agile, and future-ready talent pipeline to meet evolving business needs.

Leadership

In 2024, we completed the development of our new Leadership Framework that defines what Leadership at AngloGold Ashanti is, with our Leadership Philosophy as the foundation. The framework further defines behaviours from both a People and Business Leadership perspective with set expectations indicating how leaders should display these behaviours across the various leadership levels. We have developed a development strategy that defines how we intend building the leadership capability. This is planned to be launched at a Senior leadership level in March 2025, and with a full rollout for the next levels later in 2025.

Training and development

We have continued to use Edcast as an integrator to skills development content, and are aligning content with our new Leadership Framework. We are building a Leadership Academy that will provide development opportunities across all leadership levels from leading self to leading the enterprise.

Various learning academies were developed on the EdCast learning platform in 2023 and were piloted and cascaded throughout 2024, including ID&E, Leadership, Supervisory, Project management, Future skills, and various technical academies in alignment with our Health of Discipline framework.



Obuasi, Ghana

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Attracting, developing and retaining talent *continued*

Labour relations and collective bargaining

At AngloGold Ashanti, we continuously endeavour to build and maintain constructive relations with our employees and their union representatives, which are underpinned by our Company values.

The Global Employee Relations Standard has been amended and will be approved and launched in 2025. This standard will govern employee and labour relations and enable an effective mechanism for communication and participation for our employees.

Employees in Australia, Colombia and the United States are not unionised. However, the Company seeks to ensure that we have appropriate relations with our employees in these countries through compliance with labour legislation in these countries, fair company policies and procedures and promoting healthy relationships through effective line management practices. The Company does not restrict the right to freedom of association or collective bargaining at any of our operations.

- All employees in Australia (including all employees in global teams employed through the Australian business unit) are engaged on individual common law contracts. Union membership amongst private sector employees continues to fall in Australia, with approximately 7.9% of private sector employees reporting union membership in 2024.

- In December 2023, a number of changes to workplace delegate's rights were introduced as part of the Closing Loopholes amendments to the Fair Work Act in Australia. New rights and protections were introduced for workplace delegates including entitlement to paid training leave.

The 'Same Job, Same Pay' laws came into effect in Australia on 1 November 2024 that requires that 'labour hire' employees receive at least the same pay as permanent employees who are doing similar work. The laws apply to base rates of pay, overtime rates, penalty rates and casual loading.

- Wage and conditions of services review and negotiations were concluded successfully at all sites in Ghana, Tanzania and Guinea, and within the official inflation ranges. There is stiff competition within the labour markets at the various locations within the Africa Business Unit and therefore retention of key critical staff is paramount. This BU participated in total remuneration surveys to benchmark with the competing market. The wage negotiations took into consideration the various inflationary and labour market demands.

- In Brazil, the three collective bargaining agreements, specifically for Santa Barbara, Nova Lima/Sabará and Crixás, were successfully negotiated and signed with unions, effective August 2024. These agreements incorporated salary adjustments directly aligned with the inflation rate for the period.

- A transformative breakthrough was achieved in Nova Lima with the introduction of a 4x4 12-hour work schedule for underground operations, intended to improve employees' quality of life while enhancing productivity. AngloGold Ashanti is the first company in Brazil to implement such a schedule for underground work, setting a significant milestone.

- In Argentina, persistently high inflation rates are currently being mirrored as monthly salary increases.

Full-time employees receive a number of benefits not afforded to contractor employees. These include retirement, accommodation for select employees, production and safety related bonus schemes, in addition to resultant benefits emanating from collective bargaining.

The minimum notice period regarding operational changes varies from country to country.

Looking ahead

In 2025, we intend to:

- Prioritise the proactive identification of critical talent to ensure sustained organisational capability

- Launch and roll out the Leadership capability development strategy

- Further develop comprehensive talent profiles for succession planning purposes

- Implement high-impact IDPs that are purposeful, personalised, and development-driven

- Use Edcast for technical discipline academies as it is accessible to all employees including non-AngloGold Ashanti employees (contractors), and integrate Edcast into OneHR for development purposes

Siguiri, Guinea

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AngloGold Ashanti plc | Sustainability Report 2024

Attracting, developing and retaining talent *continued*



MENOPAUSE FRIENDLY
ANGLOGOLD ASHANTI
Committed

Case study:

Menopause friendly working conditions setting the bar in Australia

In August 2023, AngloGold Ashanti Australia partnered with Menopause Friendly Australia and committed to becoming a Menopause Friendly Employer as part of a broader Menopause, Menstruation, and Assisted Reproductive Treatment initiative.

In October 2024, AngloGold Ashanti Australia became the second organisation in Australia to become independently accredited as a Menopause Friendly Employer. This journey is another step in AngloGold Ashanti Australia's ongoing commitment to creating an inclusive workplace that is physically and psychologically safe for all, and where everyone can thrive.

The effects of menopause, menstrual conditions and assisted reproductive treatments, which can range from mild to severe, can impact the people that experience them both at home and at work. By acknowledging and addressing these topics, we believe we can foster a workplace that is destigmatised, supportive and one that promotes a sense of belonging.

On 18 October 2023, we launched three initiatives in recognition of World Menopause Day to support individuals affected by menopause in any way, shape or form.

These include:

- The AngloGold Ashanti Australia Menopause, Menstruation and Assisted Reproductive Treatment Guideline
- A Menopause Page on the Company intranet, with resources and information about menopause
- The Menopause Café, a private communication channel for employees to support each other, and share experiences and resources

In early 2024, we added Menopause Awareness e-learning to the training catalogue available to all employees, and held a session specifically for people leaders.

Also on offer are a range of support structures for employees struggling with balancing menopause symptoms, or menstrual disorders, such as: flexible work arrangements, paid leave, informative resources, space to share stories and seek peer support, and access to personal care items.

AngloGold Ashanti Australia has found that one of the best ways we can effectively build an inclusive workplace is finding the right partnerships – where we can leverage expertise, resources, and best practice. In developing the proposal for addressing menopause, menstruation, and assisted reproductive treatment in the workplace the ID&E team leveraged the support and resources available through our partnership with Work180, as an endorsed employer for all women. Key to the development and implementation of a strategic approach has also been the partnership with Menopause Friendly Australia, which provides a wealth of expertise through access to resources, lived experience and a clear road map of how we can implement best practice in this space.

Employee consultation is also paramount for ID&E initiatives. We receive input in various ways: through the ID&E Committee; Employee Resource Groups; employee listening sessions; collaborative working groups; and open suggestions boxes. Fostering a values driven, safe, and inclusive workplace culture is an ongoing process.

However, the positive impacts of the strategic approach to addressing menopause, menstruation, and reproductive treatment in the workplace are already being seen. Uptake of free personal care items such as period products, heat packs, and desk fans was immediate and these items are regularly re-stocked.

Approximately 2% of the Australian workforce has accessed paid Menopause, Menstruation and Assisted Reproductive Treatment Leave since it became available in October 2023, and approximately 12% of the workforce has accessed the informative resources available on the Menopause page of the Company intranet, and membership and contributions to the Menopause Café continues to grow.

In addressing these issues, we also took a deliberately inclusive approach, recognising firstly that reproductive treatment is not a gendered issue – barriers to family building affect all genders. The process of undergoing treatment affects both the individual intending to carry a pregnancy and the parent(s) who will not. We also explicitly acknowledge that not everyone experiencing menopause or menstruation symptoms identifies as a woman. As such, recognition of gender diversity and gender-inclusive language is used throughout the Guideline and communications regarding our initiatives.

In addition, in order to support our people leaders to meet new accountabilities, prior to the formal publication of new initiatives, the People and Capability team also provide advanced notice, copies of associated documents, answers to expected questions, as well as the opportunity to provide comment and feedback.





Committed to being a menopause friendly employer PROUD to display the BADGE COMMITTED | WORK180 Endorsed Employer For all women 2024

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Sustainability Report 2024



Culture and inclusion

At AngloGold Ashanti, we are invested in our refreshed values and corporate culture, as these are the beliefs and behaviours that guide how leadership and employees interact with one another and perform their work.

We appreciate that diverse and inclusive teams bring fresh and different perspectives, which can lead to improved ways of working and ultimately better results.

Material issues

- Social licence to operate
- Skills shortages
- Human rights

Related SDGs

 

Principal risks

- Failure to attract and retain critical skills and talent
- Inability to meet investor expectations or to mine responsibly (ESG performance)

Disclosure against standards

GRI 405-1: Diversity of governance bodies and employees

GRI 405-2: Ratio of basic salary and remuneration of women to men

GRI 406-1: Incidents of discrimination and corrective actions taken

GRI 407-1: Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk

GRI 14.21: Non-discrimination and equal opportunity

Our commitment

Our values underpin all that we do, and we commit to upholding and living these in all aspects of our business. Fundamental to our corporate culture is a deep respect for all ethnicities, genders, sexual orientations, cultures, and religious beliefs, fostering an environment of inclusivity and equity. We commit to cultivating and nurturing an inclusive and diverse workforce.

We adhere to both local legislation and our specific inclusion, diversity and equity (ID&E) policies, and adopt change management practices to address assumptions and unconscious bias. Our performance incentives are structured to reinforce the right behaviours.

A near-term key focus remains on increasing the representation of women in leadership roles and throughout the talent pipeline to reflect the communities in which we operate, and creating an inclusive culture where everyone can thrive. Additionally, we continue to track our performance through both our recruitment and succession planning programmes.



AGA Mineração, Cuiabá, Brazil

What we measure

We continue to track and measure our performance and progress quarterly and annually. Some of our metrics include gender representation across our business, at Board level and at senior leadership level. We also measure progress made in our recruitment and succession planning.



Gender representation (Executive management)

	2024	2023
Male	5	5
Female	3	3
Male (%)	63%	63%
Female (%)	38%	38%

Gender representation (Board)

	2024	2023
Male	7	7
Female	4	5
Male (%)	64%	58%
Female (%)	36%	42%



Gender representation* (Employees)

	2024	2023
Male	10,879	11,832
Female	1,755	1,520
Male (%)	87%	87%
Female (%)	13%	13%

*Note: *Excludes contractors*

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Culture and inclusion *continued*

Our approach

Culture

People are at the centre of our business and AngloGold Ashanti is determined to create an inclusive and collaborative environment based on trust, respect and dignity.

In 2021, the Company conducted a culture and values assessment survey which attracted an 80% participation rate.

The findings of the 2021 benchmarking survey have continued to be used to evolve the business, culture and values in line with the views expressed by our employees. A key outcome from the culture assessment was our refreshed organisational values, which were launched in 2023, which focus the priorities of the business on improving safety, and promoting a culture of respect, integrity, sustainability, excellence, and collaboration.

In 2024, our focus has been on further embedding the values into our policies, processes, and programmes. This has included:

Regular engagement

Toolkits and resources to guide leadership conversations about the refreshed values and behaviours, and to raise awareness across the business.

Inclusion, Diversity and Equity

Our approach to inclusion, diversity and equity (ID&E) is rooted in our purpose, values and culture, and is aligned with the United Nations Global Compact (UNGC) and the SDGs, particularly advocating for equal female representation, participation, and leadership in the global business landscape. We are signatories of the UNGC's Women's

Empowerment Principles (WEPS), and actively participated in the Target Gender Equality Programme.

As a member of the ICMM, we uphold its performance requirements which focus on eliminating all forms of workplace harassment and unfair discrimination while taking proactive steps to achieve gender equity and emphasising psychological safety alongside physical health and safety. Our ID&E policies align with the ICMM's approved member practical actions.

AngloGold Ashanti's ID&E vision is to 'foster a safe, inclusive, and equitable workplace that reflects the communities in which we operate and where everyone can thrive'. To this end, we have established and implemented a global ID&E Strategy and three-year action plans at both enterprise and business unit levels, which were approved by the Board's SES Committee in 2023. Progress updates are provided to the SES Committee twice per year.

Performance in 2024

ID&E Goals

We have made progress in improving female representation, particularly within senior leadership roles (Stratum IV and above), where the percentage has increased to nearly 20% in December 2024, up from 17% in 2023. Overall female representation has also risen to 14% compared to 13% in December 2023. Additionally, female representation in the succession talent pipeline for executive and senior leadership roles has grown from 24% in 2023 to 27% in 2024, bringing us closer to our 30% goal, showing positive progress in gender diversity at leadership levels.

Our 50% recruitment goal reflects our ongoing commitment to increasing female representation

within the organisation in line with the ID&E Strategy. Over the past two years, we have made steady progress with the average percentage of female shortlisted candidates rising to 34% in 2023. In 2024, multiple business units and central functions increased the number of females shortlisted compared to 2023. However other locations struggled to meet their targets, leading to an overall performance of 17%.

Delivering on our strategy

In 2024, we continued to deliver the ID&E Strategy in collaboration with the business unit specific three-year action plans. Good progress was reported under each of our Strategic Pillars during the year:

Understanding root causes

Pillar 1 of our strategy is aimed at understanding the 'why' behind our current state so that we can ensure that our solutions are targeted. We do this by leveraging assessment tools to identify root causes at different stages of the ID&E journey.

We acknowledge that each operation and business unit are at different baseline levels.

During the year, we:

- Conducted a barriers analysis in all our business units as part of our action plan
- Conducted a benchmark on our ID&E progress utilising the Global Diversity and Inclusion Benchmark (GDIB). Overall, the insights from the GDIB assessment shows progress in ID&E efforts since the 2023 ID&E strategy launch, stronger links between ID&E and sustainability, and improvement in recruitment and leadership. However, there is room to improve in the supplier diversity and community integration section of the GDIB.

Our ID&E strategic pillars

One **Understand root causes**	Understand the why behind our current state to ensure our solutions are targeted	
Two **Ensure the basics are in place**	Build a strong foundation that enables systemic change	
Three **Sponsor, develop and hire diverse talent and create inclusive experiences**	Develop goals and programmes targeted at sponsoring and developing existing diverse talent and attracting a diverse talent pool	
Four **Design and enable inclusive talent and business systems**	Integrate inclusion, diversity and equity into people systems and business processes and systems	

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Culture and inclusion *continued*

Ensuring the basics are in place

Pillar 2 of our strategy is aimed at ensuring we build a strong foundation that enables systemic change.

As part of this, we:

- Identify and celebrate best practices and eliminate barriers to inclusion facilities, PPE, signage, and language
- Improve awareness and understanding of ID&E, beginning with senior leadership
- Address discrimination, harassment and violence related to gender and other minorities
- Have established visible senior leader-led ID&E Committees

During the year:

- We continued to enforce the elimination of barriers to inclusion at BU level, to create inclusive workspaces for staff, specifically for our female employees including improved access to basic necessities, and breastfeeding facilities for nursing mothers have been implemented in most of our global operations
- We launched the Obuasi Mine Baby Care Centre at our Obuasi mine in March 2024 that offers a host of benefits to ensure peace of mind and productivity for working parents

Sponsor, develop and hire diverse talent and create inclusive experiences

Under Pillar 3, we develop goals and programmes that are targeted at sponsoring and developing existing diverse talent and attracting a diverse talent pool.

Practically this means providing experiential development for inclusive leadership skills, leveraging diverse hiring slates and inclusive job posts to attract a diverse candidate pool, and establishing sponsorship programmes for diverse talent and leveraging employee networks.

During 2024, we:

- Continued to monitor performance at an enterprise level, reporting these to executive leadership quarterly
- Completed educational awareness and training on sexual harassment and anti-discrimination at most business unit's
- Advancing female leadership — the design of the Elevate Sponsorship Programme has been completed, with the aim of accelerating the visibility and support of high potential female leaders (Stratum IV); the launch is scheduled for March 2025
- Designed our leadership framework, establishing the expectations for building leadership capabilities and investing in career development and growth opportunities to allow all employees to develop their careers with AngloGold Ashanti; the rollout of key programmes will commence with the Executive Committee and Senior Vice Presidents in 2025

Create inclusive experiences while ensuring our business and people systems are equitable for all

Pillar 4 of our strategy is to integrate ID&E into our people systems, and all business processes and systems. To do this we ensure inclusivity in our succession process, review and

communicate transparent promotion processes, and establish inclusive global standards for benefits. We work in partnership with disciplines across the business Sustainability and Communications to improve annual internal awareness and establish our external brand.

During 2024:

- We continued to embed the diversity goals into the annual succession planning and talent review process, and monitor development plans. Notable progress towards the achievement of the 30% female representation goal in succession planning in senior roles has placed us within 3% reach of our target.

Campaigns and initiatives

Our Women of AngloGold Ashanti campaign, launched in 2023 to enhance visibility of women and engagement on our ID&E position, continued in 2024. Under the theme of women and their allies, interviews with women across the Company were shared globally as part of the campaign. We continue to share lessons and best practice through our global ID&E community of practice globally, hosting our first global ID&E Leaders Conference in June 2024. The conference was attended by the ID&E Leads across our business units, senior leaders and external guests – an expert in ID&E and an ICMM Representative. We discussed ways to enable tangible progress on ID&E and bridge the gap between intent and action within the organisation and beyond.

Between 25 November to 10 December each year we join the global community to commemorate

the international 16 Days of Activism Against Gender-Based Violence (GBV) initiative under the theme: Unite to end violence against women and girls. As part our of collective effort to unite and invest in preventing violence against women and children during the campaign, AngloGold Ashanti employees participated in various activities, including educational awareness training and volunteering activities.

Addressing sexual harassment

AngloGold Ashanti maintains its zero tolerance approach to sexual harassment and assault. Our Careline offers employees a range of support including specialised assistance for people seeking information about, or impacted by, sexual harassment or sexual assault.



Looking ahead

As we approach the third year since the launch of our ID&E Strategy, we remain committed to advancing inclusion, diversity and equity with a focus on the following key areas:

- Continue executing and tracking progress of actions plans and goals both at business unit level and globally in line with ID&E Strategy
- Enable Employee Resource Groups (ERGs) and networks
- Begin planning for the next phase of ID&E action plans (2026 — 2028) having regard to insights and improvements from the previous three years

Obuasi, Ghana

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Sustainability Report 2024

Culture and inclusion *continued*



Case study:

Baby Care Centre at Obuasi mine to shape inclusive experiences

The AngloGold Ashanti values – Safety, Respect, Integrity, Sustainability, Excellence and Collaboration guide our behaviours and continue to foster an inspiring and inclusive culture throughout the Company.

In line with our vision to foster a safe, inclusive and equitable workplace that reflects the communities in which we operate and where everyone can thrive, AngloGold Ashanti's Obuasi mine in Ghana proudly launched a Baby Care Centre on International Women's Day 2024, 8 March 2024.

This centre has been designed to ensure safety, support and comfort for professional parents, including breast-feeding mothers, at the mine and is open to all employees with young children from four months to one year old. AngloGold Ashanti hopes to go beyond diversity: through this project, the Company seeks to provide a more inclusive workplace for new parents, while providing peace of mind for expecting and future mothers.

Aligned to the second pillar of our ID&E Strategy — ensuring that the basics are in place, we hope this project supports how we are breaking the barriers and encouraging more women to join the mining sector as they strive to reach their full potential in a workplace unrestricted by barriers or limitations. Currently there are five babies enrolled at the Centre and the caregiver-to-baby ratio is 1:2.

Respect is one of our values, and our Baby Care Centre ensures that working parents at our operations are able to do their work to the best of their ability knowing that their children are safe and cared for while they pursue their careers. AngloGold Ashanti shared initial lessons learned with a broad section of the mining industry at the ICMM's DEI Working Committee meeting during the Responsible Mining Leadership Forum (RMLF) in October 2024, which was attended by approximately 50 members from various organisations.

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AngloGold Ashanti plc   Sustainability Report 2024

Empowering communities

Our host communities are more than neighbours – they are partners in mutual development, and critical to our achieving and maintaining our social licence to operate. Our ability to partner in building resilient, self-sustaining communities hinges on mutual respect, transparency and trust.

Iduapriem, Ghana

In this section you will find:

40

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AngloGold Ashanti plc

Sustainability Report 2024

Supporting community resilience and the rights of indigenous peoples

Our business intersects with a variety of cultural, economic and social landscapes across AngloGold Ashanti's geographically diverse operating areas. Our success is strongly reliant on building trust and maintaining respect with local communities, which is key to maintaining our social licence to operate.

Understanding that each of our operations exists within a broader social and economic context, we seek to enhance the environmental, social and economic wellbeing and resilience of the communities, societies and countries in which we operate.

Related SDGs









3 Good health and well-being; 4 Quality education; 6 Clean water and sanitation; 8 Decent work and economic growth; 11 Sustainable cities and communities; 16 Peace, justice and strong institutions

Material issues

- Social licence to operate
- Human rights

Principal risks

- Inability to meet investor expectations or to mine responsibly (ESG performance)
- Loss of or threats to social licence to operate

Disclosure against standards

SASB EM-MM-210b.1: Discussion of process to manage risks and opportunities associated with community rights and interests

GRI2-29: Approach to stakeholder engagement

GRI 203-1: Infrastructure investments and services supported

GRI 203-2: Significant indirect economic impacts

GRI 413-1: Operations with local community engagement, impact assessments, and development programs

GRI 413-2: Operations with significant actual and potential negative impacts on local communities

GRI 14.10: Local communities

Our commitment

We are committed to leaving a legacy of enduring value, and a lasting positive impact on communities and host countries. Underpinning our purpose of empowering people and advancing societies, this commitment is grounded in strong local partnerships, positive contributions to social and economic development, as well as local and regional capacity-building. Our aim is to establish the community resilience required to ensure flourishing societies well beyond the life of our mines or our tenure of involvement. We ensure that we have grievance mechanisms in place and respond to these timeously, and that we are considerate of the culture and norms of the communities we interact with.



Serra Grande, Brazil

What we measure

$20.56m	community investment expenditure ($m)
$4.26bn	local procurement spend
112	complaints and grievances lodged
104	complaints and grievances resolved
7%	complaints and grievances unresolved
8	complaints and grievances not resolved from the previous year
100%	of sites have stakeholder engagement plans in place
100%	of sites have socio-economic development plans in place
1	resettlement process underway
32	employee volunteerism initiatives
494	employee volunteers
550	employee volunteer hours
34	operational community incidents
0	incidents or violations involving the rights of indigenous peoples
2	sites are located adjacent to indigenous territories

Percentage of local employees per region



98%
98%
98%
98%
Corporate offices
Americas
Australia
Africa

Community investment ($m)



2024 20.56
2023 18.84
2022 18.03
2021 18.11
2020 18.73

Community incidents (number)



2024 34
2023 54
2022 48
2021 12
2020 14

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Supporting community resilience and the rights of indigenous peoples *continued*

Our approach

Our social performance management approach revolves around inclusive stakeholder engagement, proactive risk and impact management, as well as the implementation of programmes that foster mutual value creation. The underlying goal of our social performance management programmes are to gain and maintain a stronger social licence to operate. Our social performance standard framework guides our management approach and is underscored by our values, standards, company, and sustainability strategies.

In 2024, we updated our community relations strategy by reassessing the areas and activities we will pursue between 2024 to 2026.

Performance in 2024

Stakeholder engagement and relations

Our social licence to operate is based on building trust, fostering beneficial community relations, and maintaining constructive relationships with stakeholders for the continued operation of our sites and mining activities.

By engaging meaningfully and transparently with our stakeholders, we seek to understand our operating environment, which allows us to make informed decisions and contribute to sustainable development in our areas of operation.

All our sites maintain close contact and collaboration with local communities and implement stakeholder engagement plans. These plans stem from comprehensive stakeholder analysis processes, site-specific procedures, and relevant regulations. Guided by our Stakeholder Engagement Management standard, these plans are evaluated and updated on an annual basis.

Strategic Focus Areas – Priority Activities for 2024 – 2026

The strategy focuses on seven pillars:

Pillar	2024 – 2026	Outcomes
Leadership and people	• Clarification of roles between corporate/BU/Operations • Integration into mine planning/projects • Enhancing monitoring processes	• Clear accountabilities and reporting lines • Streamlined delegation of authority (DOA) – Group/BU/Operations • Social aspects embedded in decision making and project designs
Simplified policy and standards framework	• Review of Group Management Standards • Focus on improving strategic and technical guidance interventions	• Strategic and technical guidance from the centre • Consistent performance monitoring and reporting
Stakeholder engagement and communication practices	• Review of stakeholder engagement process – Leading Practice • Review of site-based engagement DOAs	• Plans implemented according to stakeholder needs, expectations, and operational requirements
Collaborating to share	• Review of SEDPs development and implementation approaches – (phased approach) • Improve the interface between procurement and compliance processes – inefficiencies and delays addressed	• Implementation of SEDPs within budget and project plans • Visible positive impact of SEDPs • Impacts communicated to all stakeholders
Risk and system management	• Implement proactive impact management programmes • Implementation of Community PSP metric • Review and implement ASM/illegal mining management strategies	• Mitigation of current and legacy issues without prompting • Responsive and timely resolution of grievances • Consistent management of ASM/Illegal mining impacts • Implementation of ASM Formalisation projects
Information technology and innovation	• Development and implementation of climate resilient plans • Development and implementation of GISTM standard programme	• Support provided to enhance local communities' resilience and adaptations to climate impacts • Integration of social aspects into the GISTM management programme
Proactive impact management	• Develop a community Performance Share Plan (PSP) metric • Continuously focus on safety and resilience programmes	• Enhance impact management efforts • Mitigate against climate risk

We collaborate with governments and regional authorities to align our community initiatives and investments with our host countries' socio-economic development aspirations. Some of the key stakeholder engagement issues dealt with in 2024 include: local content, the selection and implementation of community projects, ASM/illegal mining, the rights of indigenous peoples, land access and resettlement, resolving grievances, and community safety concerns.

We actively monitor metrics and indicators associated with our social licence to operate. This involves tracking the levels of acceptance, legitimacy, and trust between operations and our local communities through the following:

• Our social licence to operate assessment matrix is an internal mechanism that evaluates factors influencing stakeholder relationships. The assessments were undertaken across the Group during 2024.

• We conduct perception surveys through independent consultants to assess acceptability, legitimacy, and trust in our host communities at several sites. These surveys gather opinions from local community members, allowing for more effective resource utilisation targeted to address community concerns. These surveys provide an objective view of each site's social performance, ensuring effective and continuous community engagements and collaborations. Our Brazilian operations, CVSA, Siguiri and the Quebradona project undertook perception surveys during the year.

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Supporting community resilience and the rights of indigenous peoples *continued*

Effective socio-economic contributions

We are committed to supporting communities to achieve their goals and improve their lives through partnerships that contribute to positive social and economic results, while preserving and safeguarding their relationship and connections with culture and nature. We are dedicated to sharing the benefits of mining with our communities and host governments.

Community investment spend focus areas (2024)


37%
22%
8%
7%
5%
5%
5%
4%
4%
3%
Social Infrastructure
Specified Contributions
Health
Education
Enterprise Development
Small Medium Enterprises
Training and Skills Development
Sports, Arts, and Culture
Social Welfare and Donations
Environment

Our socio-economic investments are directed towards infrastructure and community development, and aim to bolster community health and economic resilience. This aligns with our overarching objective of leaving our communities in a better state by enhancing their livelihoods and living conditions.

We work and engage with key stakeholders in co-designing and joint implementation of our socio-economic development initiatives, and to develop and implement comprehensive site-specific socio-economic development plans, ensuring that they align closely with the national development priorities of our respective host countries.

In 2024, we spent $20.56m (2023: $18.84m) on community investment projects. These funds were allocated primarily to social infrastructure, education and health.

Health

In 2024, our operations supported health care offerings to local communities through the provision of mobile health services, the purchase of modern medical equipment, and the construction of health care facilities, all of which have improved access and the quality of health care in our host communities. These programmes continue to benefit communities by providing much-needed health care in the mostly remote areas where we operate. Some flagship health programmes supported to improve health include Earbus Foundation, Africa Inland Church Tanzania (a ship-based health service that operates on Lake Victoria), Smile Foundation, and AGA Malaria programmes.

Training and Skills Development

Our training and skills development programmes were designed to empower individuals whilst addressing skills gaps and building capacity. These programmes included training for health professionals, vocational training for the youth, and student mentorship programmes. Additionally, business development programmes provided necessary training in technical entrepreneurial skills, bookkeeping, and other business-related matters. Investing in skills development and training contributed to over 5,000 beneficiaries accumulating knowledge and skills that promoted productivity, efficiency, and effectiveness. These include the 'Productive Projects' in Colombia, trade courses in Puerto San Julián in Argentina, Hydraphorm brick making in Siguiri, the Iduapriem Student Mentorship Programme, and the vocational skills training centre in Teberebie, Ghana.

Social infrastructure

Implementation of social infrastructure projects continued to take prominence. Whilst infrastructure projects are generally high in cost, their impact on communities remains beneficial for the community. In 2024, our sites contributed to the construction and refurbishment of schools, hospitals, public road infrastructure, and the installation of renewable energy sources, and provided access to water through boreholes in communities that had limited access to water. These programmes contribute greatly to the economic upliftment of communities, enabling them to thrive and positively stimulate local economies.

Education

More education projects were implemented in 2024, with all AngloGold Ashanti sites making contributions towards improving access and quality of education. Over and above the construction of learning and schooling facilities, improving access to quality education and reducing gender disparities remained a key objective of our education programmes. Scholarships were awarded to selected students, mentorship programmes were implemented for girls in science, literacy, and English classes provided to over 900 learners. An AnglotechLab was constructed in Iduapriem for people living with disabilities to empower and ensure their inclusion in a world that is fast-changing technology-wise. Our commitment to education is far-reaching and through these efforts across the group, we aim to create a lasting impact that is sustainable and long term.

Enterprise development

We continue to support the development and growth of enterprises to promote alternative livelihoods that will leave communities better off even in our absence. The impact of enterprise development often takes a while to realise and requires a commitment from the Company in the forms of capacity building, purchase of equipment, supporting operational costs, linking enterprises with potential partners, and assisting with registration processes when they have reached a level of maturity. Support towards social enterprises that aim to solve social challenges also continued for the 15th year and achieved a 99.3% success rate in 2024. It is for this reason that we prioritise capacity building to ensure enterprises can function on their own and build a strong, efficient, and entrepreneurial ecosystem.

There are numerous social economic development projects being implemented across our sites. For additional information on these, *click here*.



Obuasi, Ghana

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Supporting community resilience and the rights of indigenous peoples *continued*

Humanitarian efforts and volunteering

Apart from our designated programmes, we continued to contribute to community humanitarian efforts in the form of in-kind donations and voluntary employee involvement.

Our employee involvement initiatives encourage and promote the participation of employees in community development programmes.

During 2024, employee volunteerism initiatives and programmes were implemented in Brazil, Geita, Iduapriem, Obuasi, Nevada, and South Africa. A total of 494 (2023: 374) employees dedicated their time to 32 (2023: 15) initiatives including mentorship sessions for youth, conducting fire safety awareness drills, cooking for and distributing food to the needy, and providing general administrative support to non-governmental organisations.

Social upliftment through inclusive employment and local procurement

Our contribution to stimulating economic activity has its roots in localisation initiatives. Our local employment procedures and programmes seek to ensure we meet the regulatory requirements and business objectives in our employment practices across the Group. Local employment programmes are in place at all our operations to ensure that community members have access to employment opportunities. In 2024, 98% of our workforce was made up of local employees.

We also encourage our contractors to make use of the skills and services in host communities and we have made a deliberate effort to support and collaborate with local businesses operating in these communities.

In 2024, our continued support for inclusive procurement practices translated into total local procurement expenditure of $4.26bn[**] (2023: ~$4.3bn) and encompassed both

operational and capital expenditure. This accounted for 92% (2023: 94%) of the Group's total procurement spend for the year.

[**]*Excludes Centamin*

While our inclusive procurement practices help stimulate expansion of local economies, we recognise that our host communities are faced with other socio-economic challenges like inadequate infrastructure, limited access to basic services, and lack of supplier development and funding. We remain committed to working in partnership with host governments and other key stakeholders to deliver socio-economic development initiatives that can improve supplier capabilities and funding.

Social impact management

We understand that, while the advantages of our efforts are widespread, many of the negative consequences are local.

Mining operations can affect communities by impacting their livelihoods, access to natural resources, and health and safety. We have a responsibility to address these impacts promptly and transparently when reported or identified.

Our teams engage and collaborate with communities to learn how our activities affect their lives, cultures and heritage. We address community concerns and seek to mitigate negative consequences through transparent and meaningful engagement.

We track and monitor community incidents and seek to ensure effective grievance mechanisms are in place. To this end, we have addressed and investigated all logged grievances and community incidents, which enable us to address, remediate, and prevent recurrence. We frequently review grievance mechanisms across the Group to ensure that they remain relevant to changing stakeholder preferences and demands.

See also the section on *Human rights and security*.

Not only are our processes aligned with our standards, but they also adhere to the guidelines set by the International Finance Corporation's (IFC) Performance Standards, the UNGPs, and ICMM performance expectations. By aligning with these global standards, we aim to uphold the highest ethical and human rights standards in our operations, fostering trust and accountability in our relationships with the communities we operate in.

In total, 112 complaints and grievances, from communities and other external stakeholders were lodged in 2024 (2023: 109). These were predominantly related to land compensation claims, as well as blasting and dust impacts. Of these, 93%% (2023: 92%) were resolved by year end.

Certain complaints and grievances require some time to resolve, particularly when third parties are required to participate in their resolution.

Complaints, grievances, and community incidents are captured and managed on our iSIMS platform, which records impacts, complaints, and grievances, the outcomes of investigations, and mitigating actions.

Community incidents

We define a community incident as any event that could lead or has led to loss of, or disruption to, AngloGold Ashanti's operations, services or functions, and/or has an impact on the livelihood of the community. The group incident management standard was reviewed during the year and this resulted in the refinement of our community incident classification criteria to ensure improved incident reporting.

In 2024, a total of 34 community incidents were reported (2023: 54). These were related to demands for employment, protests for compensation, and anti-mining demonstrations. Most of these incidents took place in communities neighbouring our African and South American operations. Incident management processes are an important aspect of our social impact management and are designed to minimise incident recurrence. We continue to pursue a multi-stakeholder response to these incidents in collaboration with community leaders, local authorities, and other relevant stakeholders.

Responsible land access and resettlement

We recognise that land is an essential resource for our communities as it is deeply ingrained in their cultural lives and traditions. As our businesses grow, we sometimes have to acquire land and properties from communities, which we intend to do responsibly, with care and respect for the rights of those affected by the process.

We undertake relocation as a last resort, and make every effort to ensure that land acquisition processes adhere to applicable laws and regulations, as well as international good practices.

Also see the section on *Security and Human Rights.*

Operation	Number of complaints and grievances received	Number of complaints and grievances unresolved	% of resolved complaints and grievances
Australia	0	0	N/A
Iduapriem (Ghana)	13	0	100%
Obuasi (Ghana)	8	4	50%
Geita (Tanzania)	14	1	93%
Siguiri (Guinea)	18	1	94%
Cerro Vanguardia (Argentina)	1	0	100%
AGA Mineração (Brazil)	47	2	96%
Serra Grande (Brazil)	3	0	100%
Nevada Projects (USA)	8	0	100%

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Supporting community resilience and the rights of indigenous peoples *continued*



Siguiri, Guinea

Our approach is guided by the framework laid out in our Land Access and Resettlement Standard. In cases where resettlement is unavoidable, our objective is to empower affected communities to make informed decisions, minimise and mitigate adverse impacts and restore or improve livelihoods. Our management standard requires the development of Resettlement Action Plans (RAPs) and Livelihood Restoration Plans (LRPs), with active involvement from the project-affected people (PAPs) and relevant stakeholders. Prior to resettlement, these plans must identify and mitigate potential physical displacement and economic impacts.

Land-related actions and developments in 2024 included:

Ghana: Iduapriem

Implementation of the Teberebie Resettlement Project continued to progress in 2024 with the relocation entitlement framework agreements finalised and compensation payments to PAPs initiated.

Guinea: Siguiri

The Area One resettlement dispute, brought by local and US-based NGOs following a 2016 relocation of the Seguelen community, was concluded amicably following an IFC-led mediation process that lasted almost six years. AngloGold Ashanti agreed to a settlement fee as a complete and final settlement of the dispute. The funds paid will be used to support the creation of the Area 1 Sustainable Development Fund, which will be used to pay the affected families.

Also at Siguiri, the land needed for a portion of the Block 3 mining area was acquired and the 134 farmers impacted by the process received compensation. The land acquisition and compensation procedures for the Block 1 exclusion zone and the Block 3 haul road and exclusion zone are progressing.

Tanzania, Geita

Geita and the government have agreed on a plan to address community complaints about land access, including the acquisition of land in Samina East, exploring Magema, conducting social surveys, and partially surrendering mineral rights in areas with limited mineralisation.

Cultural heritage and sacred sites protection and preservation

AngloGold Ashanti recognises the significance and importance of cultural heritage for current and future generations. We are committed to identifying, respecting, protecting, and preventing the unauthorised or undesired disturbance of cultural heritage assets by our business activities.

As a member of the ICMM, we have voluntarily committed to not mine or prospect in world heritage sites. This is echoed in our Cultural Heritage and Sacred Sites Standard, which lays out key requirements to ensure best practice is employed in the protection of cultural heritage and sacred sites. This standard is aligned with international standards, conventions and laws, such as the Convention Concerning the Protection of the World Cultural and Natural Heritage, the IFC's Performance Standard 8 on Cultural Heritage as well as the ICMM's Position Statement on Protected Areas.

Cultural and heritage undertakings in 2024

Australia

AngloGold Ashanti is a founding member of the Laverton Cross Cultural Association, a not-for-profit organisation dedicated to encouraging cultural understanding, supporting community programmes and promoting Aboriginal art. The association reported a surge in community engagement and interest in initiatives like the Marlu Kuru Elders Group and the Aboriginal Art Gallery. This has been driven by enhanced marketing initiatives, diverse community events and positive visitor feedback and has led to higher visitor numbers and more interest in Aboriginal culture.

Brazil

The Chapel of Santo Antônio do Pompéu in Sabará, in existence since the 18th century, was reopened after seven months of restoration to preserve its Minas Gerais Baroque architectural elements. The restoration, funded by a Conduct Adjustment Agreement between AngloGold Ashanti and the Minas Gerais Public Prosecutor's Office, revitalised the architectural complex by securing the roof and conserving its artistic elements.

Guinea

A cultural and heritage sacred sites survey was undertaken for Block 1 at Siguiri. The study is a crucial starting point for the drafting and execution of the management plan for the Block 1 mining area. The implementation of the Block 2 tenement's heritage management plan was progressed in 2024. The Allah Kolon nin da sacred site underwent boundary work and reforestation in collaboration with the host community and local government.

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Supporting community resilience and the rights of indigenous peoples *continued*

Rights of indigenous peoples

We respect the rights and interests of indigenous peoples and communities where we operate. Recognising their traditional knowledge and deep connection to the environment and respecting their values and traditions, we strive to promote local and indigenous cultures and support their socio-economic development.

Our aim is to build long-term relationships with indigenous peoples based on trust, respect, and mutual benefit. Respecting and collaborating with indigenous peoples is consistent with our purpose of mining to empower people and advance societies, focusing on providing long-term social benefit.

Our approach is mandated by our Social Management Standard Framework, which is inclusive of the standards on human rights, indigenous peoples, cultural heritage and sacred sites management. Our standards are in line with the aims of United Nations Declaration on the Rights of Indigenous Peoples and the IFC's Performance Standard #7 on Indigenous Peoples.

In August 2024, the ICMM adopted the Indigenous Peoples position statement to reaffirm and reinforce commitment to the new requirements. A key aspect of the road map is the review of our management standard on indigenous peoples.

In Australia, we operate on the lands of the Nangannya-ku Native Title Group and the Nyalpa Pirniku Native Title Group, represented by the Barra Parrapi Aboriginal Corporation RNTBC and Wangkatja Tjungula Aboriginal Corporation (RNTBC) respectively. The Company holds deep respect for the values, traditions, and cultures of local indigenous stakeholders within our operational areas.

The Company is dedicated to fostering enduring relationships with indigenous stakeholders, recognising the significance of their land, history and culture to the Company's mining activities.

We prioritise community engagement, respect for indigenous rights, environmental stewardship, and sustainable development. Through transparent communication, consultation, and collaboration, the Company strives to foster positive relationships, and promote responsible mining practices in local communities.

As a signatory to the principles of the ICMM, we support and promote the importance of free, prior and informed consent (FPIC) in all engagements with indigenous stakeholders. Negotiations with the directors of Barra Parrapi Aboriginal Corporation were initiated in 2023, progressed through 2024, and will continue in 2025. Meanwhile, the discussions with Wangkatja Tjungula Aboriginal Corporation's directors are in the early stages but have commenced.

Our standard on cultural heritage and sacred sites supports our undertaking to uphold the rights of indigenous peoples through the preservation and maintenance of land that has cultural significance. In Australia, the work continues with our indigenous stakeholders to agree processes related to cultural heritage management on their land. We also continue to consult and support on sustainable socio-economic development through health, education, and supplier development and contracting initiatives.



Looking ahead

- Socialise the updated social performance standard and management procedures
- Strengthen the existing socio-economic development programmes
- Continued implementation of the Community BSP metric on grievance management
- Refining of risk and information management system to enhance the social performance of the Group

Cerro Vanguardia, Argentina

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Supporting community resilience and the rights of indigenous peoples *continued*


ANGLOGOLDASHANTI
AngloGold Ashanti
RESEARCH CHAIR
IN DAIRY SCIENCE
AND TECHNOLOGY
at the University of Fort Hare
FORT HARE DAIRY TRUST

Case study:

Honouring our legacy through education

In September 2024, AngloGold Ashanti announced a R87.5m comprehensive scholarship project with the University of Witwatersrand (Wits) in Johannesburg, South Africa where approximately 200 eligible students from rural and disadvantaged backgrounds will benefit from over the next five to seven years.

This scholarship project will cover studies across the academic curriculum – from health and advanced medicine to engineering, education, technology, science, law and social sciences.

This partnership is aimed at enhancing excellence through education, success and providing a platform for the best opportunities.

“We are proud to honour our South African heritage by investing to enhance the future of these communities through our legacy projects,” said AngloGold Ashanti CEO, Alberto Calderon. “Education changes lives for the better and the Wits AngloGold Ashanti Legacy Scholarship Endowment reflects our commitment to South Africa and development in the regions that have contributed to our journey,” he added.

By supporting young and promising students, we are laying a foundation for upcoming careers and success stories across the board.

Investing in young minds ultimately leads to community empowerment, better opportunities for all as well as socio-economic advancement.

We are excited to support both undergraduate and postgraduate students in their studies. We also anticipate an integrated mentorship programme hosted by volunteers from across our Company to help steer our beneficiaries in the right direction.

South Africa and Wits have both contributed to the development and growth of the South African mining industry, and we are optimistic and proud to have the opportunity to create lasting impact through our legacy projects.

Watch the *full video* to learn more and meet some of our recipients.

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Supporting community resilience and the rights of indigenous peoples *continued*



Case study:

Equipping communities for sustainable growth through collaboration and transfer of skills

AngloGold Ashanti Brazil is committed to fostering community development and empowering individuals – a purpose that aligns with our development goals, to strengthen the means of implementation and revitalise global partnership for sustainable development. In 2024, our Sustainable Partnerships Programme (SPP) showcased the power of collaboration in driving meaningful impact across communities.

Launched in 2010, the SPP exemplifies our dedication to building partnerships that mobilise knowledge, resources, and expertise. In 2024, the programme reinforced its focus on transforming innovative social, cultural, and environmental initiatives into financially sustainable ventures, creating lasting value for communities.

The programme supports 23 ventures across various municipalities, namely Barão de Cocais, Caeté, Crixás, Nova Lima, Raposos, Santa Bárbara and Sabará, offering a curriculum that covers business modelling, financial management, and sustainable impact strategies. This initiative brings together diverse stakeholders, including internal teams such as the RC Team and external consultants, alongside entrepreneurs from these municipalities.

We are proud of the positive results the ventures achieved in the current year, notably:

- WB Agropecuária (Crixás): achieving 100% growth in turnover, empowering 100 local producers and implementing advanced irrigation systems in a school, positively impacting over 500 children
- Casa Amarela (Sabará): making steady progress with a cultural hub supporting 21 local artists, fostering cultural growth and economic opportunities

By the end of the year, participants had received 1,056 hours of mentoring across 13 Pre-acceleration and 10 Acceleration projects, with R$1.3m in financial support allocated to their growth and impact.

Looking ahead

Building on this year's success, 2025 introduces an exciting new focus on the creative and sharing economy, while maintaining an emphasis on culture, tourism, gastronomy, sustainable solutions, and diversity entrepreneurship. We made a call for proposals in October and these promise to expand the programme's reach, cultivating even greater community transformation.

The SPP embodies our dedication to collaborative innovation, uniting stakeholders to address pressing social, cultural, and environmental challenges. By fostering inclusivity, sustainability, and innovation, the programme leverages shared knowledge, expertise, technology, and resources to drive meaningful change. In alignment with our development goals, particularly in developing countries, it exemplifies how partnerships can transform communities and contribute to global development goals.

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Supporting community resilience and the rights of indigenous peoples *continued*



Case study:

AngloGold Ashanti Brazil celebrates 190 years by giving back to Nova Lima

In celebration of 190 years of operating in the country, AngloGold Ashanti Brazil, which comprises our AGA Mineração and Serra Grande mines, announced that its former historical headquarters in Nova Lima will be transformed into a school by the Industry Social Service (SESI), living our values to promote inclusivity and development. In line with our business objectives of giving back to our communities, our Company is committed to creating a positive impact for all its stakeholders. This work complements our standing Environmental Education Centre (CES) in Nova Lima.

In June 2024, we made the announcement at our Company's headquarters, in the presence of key guests such as the Governor of the State of Minas Gerais, Romeu Zema, the President of the Federation of Industries of Minas Gerais (FIEMG), Flávio Roscoe, the Mayor of Nova Lima, João Marcelo Dieguez and our Senior Vice President Latin America, Marcelo Pereira.

This is where students in municipal schools are encouraged to develop sustainable practices through environmental education, focusing on addressing issues such as climate change, clean energy, water reuse and healthy eating.

"It is very symbolic to announce this here in the place that hosted us for so long. We are now investing in the greatest legacy of all, helping to provide quality education for students from Nova Lima and the surrounding region," said Marcelo Pereira, Senior Vice President, Latin America.

Our communities are an important stakeholder, and we are proud to have the opportunity to give back and contribute to the development of our communities and local people, especially within the interests of the youth and their future.

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AngloGold Ashanti plc

Sustainability Report 2024

Addressing artisanal and small-scale mining

Growth in artisanal and small-scale mining (ASM) is driven by continued strong demand for a variety of metals and minerals globally.

ASM is estimated to have contributed to as much as 20% of global gold supply in 2024[1]. Across many parts of the world, ASM activity is fuelled by economic and social drivers, and more recently, the impact of climate change on farming and other nature-based livelihoods.

[1] *World Bank - Achieving Sustainable and Inclusive Artisanal and Small-Scale Mining (ASM)*

Material issues

- Artisanal and small-scale mining
- Social licence to operate
- Human rights
- Rehabilitation and closure, and accounting for nature-based impacts
- Water stewardship

Principal risks

- Loss of or threats to social licence to operate
- Inability to meet investor expectations or to mine responsibly (ESG performance)

Related SDGs

  

Disclosure against standards

GRI 14.13.1:

a. Describe the approach to engaging with ASM operators, and the actions taken by the organisation to support ASM formalization and professionalization efforts.

b. Describe the programs in place to enhance positive impacts or mitigate negative impacts involving ASM, including:
   – whether and how the programs incorporate gender considerations,
   – how engagement with local authorities and communities has informed the programs.

c. If sourcing from artisanal and small-scale mining, describe the policies in place and the process used to identify and assess actual and potential negative impacts.

GRI 14.13.2: List the mine sites where ASM occurs on or in close proximity to the site

GRI 14.13.3: Report the total number and nature of incidents involving ASM and actions taken

Our commitment

Recognising that artisanal and small-scale mining (ASM) is a source of employment and income generation in many countries, we are committed to advancing the formalisation and professionalisation of ASM to reduce its risk to people, environment and our business. This commitment is backed by our pledge to co-operate with the governments, communities, NGOs and international bodies focused on crafting a co-existence framework promoting safe and sustainable futures for all.



Salvajina, Colombia

	Year 2024	Year 2023
Number of operations/sites adjacent to ASM:	8	8
Number of countries across footprint with formalised ASM:	2	2
Number of ASM engagements:	8	8

All sites operating adjacent to ASM have engagement programmes on ASM. Our engagements with ASM stakeholders remain on-going and occur on a regular basis through our security and community disciplines. The issues discussed include illegal mining in operational areas, ASM formalisation, sensitisation on safety and environmental impacts.

Number of co-operation agreements in place with ASM:	0	0

Prevailing legislation does not provide for ASM within our concessions in Ghana, Tanzania and Guinea. However, we have supported ASM with emergency rescues, training and awareness and environmental education such as the zero mercury campaign in Tanzania. In addition we have engaged with the governments of Tanzania, Ghana and Guinea and other external stakeholders to partner in formalisation initiatives led by the governments.

Number of livelihood projects:	8	8

AngloGold Ashanti implements inclusive growth and local economic activity-promoting Socio-economic Development Plan initiatives across the Group. These are aimed at tackling some of the issues that lead to illegal mining and promote formalisation of the sector.

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AngloGold Ashanti plc

Sustainability Report 2024

Addressing artisanal and small-scale mining *continued*

Approach

Our approach to ASM is based on the belief that a sustainable ASM industry can exist through the establishment of a co-existence framework that recognises different country-by-country dynamics and regulatory provisions. This can only be achieved through multi-stakeholder partnerships that leverage capacity building and improved access to safer, cleaner and more efficient methods of mining.

We maintain our view that ASM challenges are best addressed through a multi-stakeholder approach, where governments take a lead role.

Our ASM Framework, which outlines our guiding principles and provides a consolidated Group view of approaches and strategies, is premised on legal provisions and the socio-economic context of the host countries. Fully supporting strategies to regulate and formalise ASM, we advocate for co-existence of our operations with legitimate ASM while guarding the safety and security of our employees, communities, assets, and tenements.

The key elements of this approach are:

- Inclusive and extensive engagement with legitimate and credible community structures.
- Security stabilisation and ongoing securing of the Company concession and assets
- Management of environmental, health and social impacts
- Supporting the co-existence of legal ASM through training and capacity building
- Acting as a catalyst for alternative and sustainable economic livelihoods


ASM management framework
Host country regulatory provisions
LEGAL (AngloGold Ashanti support)
Artisanal
Small
ILLEGAL (Law enforcement, collaboration authorities)
Host government
Government-led process
Law enforcement agencies/authorities
AngloGold Ashanti approach
• Company values
• Broad guidelines
• Critical success factors
Support host country legal ASM co-existence programme/local content/secondary industries
Security of tenement, assets, employees (AngloGold Ashanti licence area)
Country-specific strategies

In 2024, we initiated the review of our Group-level ASM Management Standard to increase our collaborative efforts through inclusive stakeholder engagement, to enable co-existence and reduce the safety, health, environmental, security and social impact of ASM.

Last updated in 2019, the refreshed standard aims to progress our formalisation programmes and improves our ASM safety awareness training programme.

Formalisation efforts during 2024 included efforts to support the implementation of the new government of Guinea's ASM formalisation project alongside the UN Environmental Programme. The project aims to communicate and apply lessons learned across sites and review and amend 11 articles in the Mining Code to support formalisation projects. Field missions and discussions were held with miners, local authorities, United Nations, and the project, and initiatives to support access to finance and mercury-free technologies are underway.

Performance in 2024

ASM, a key economic, environmental and social risk, is an incredibly complex challenge that calls for careful balance between economic, environmental and social interests.

It demands deliberate, co-ordinated action from multiple stakeholders if it is to accelerate the structural changes necessary to secure legitimate mining assets, encourage formalisation and improve the safety and environmental outcomes for artisanal and small-scale miners and the communities who rely on them.

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AngloGold Ashanti plc



Sustainability Report 2024

Addressing artisanal and small-scale mining *continued*

The significant increase in ASM activity and illegal mining globally is driven by steep increases in the cost of living, endemic unemployment, particularly in developing economies, geopolitical conflicts and the effects of climate change. Growth in informal and illegal mining has also fuelled social tensions in some jurisdictions.

At an operational level, we continue to face ASM demands at Obuasi for access to land for informal mining. Ongoing engagement with community leadership and public security agencies has advanced our plans to embed a multi-stakeholder response to ASM and illegal mining activities at our sites in Ghana, Guinea and Tanzania.

The continued implementation of mine and community security partnerships at our operations remain a priority.

Traceability

Greater interest in responsible sourcing continues to be driven by investors and consumers wanting a guarantee that the products they buy have been ethically sourced.

Underscoring market compliance and due diligence processes to ensure ASM minerals continue to comply with standards that allow sourcing in global supply chains, organisations like the World Bank and London Bullion Market Association (LBMA) have been advocating for initiatives to support the integration of legitimate ASM into the gold supply chain.

The World Bank noted that just over 50% of all donor investments into the ASM sector in the last 20 years have gone to supporting mine to market programmes with a variety of traceability and certification systems tracking flows of ASM material to the end user. However, not all of these programmes include environmental and social metrics. This is important in ensuring that all legitimate ASMs that supply the global gold supply chain conform with widely accepted ethical codes related to human rights, child labour, environmental standards and safety procedures.

The LBMA launched an initiative encouraging its 66 accredited gold refiners to increase direct sourcing of ASM material from producer nations. By engaging, rather than avoiding the ASM sector, the industry can benefit ASM through legal recognition, which can in turn strengthen local economies and improve security and stability in mining areas.



Looking ahead

In 2025, we intend to:

• Continue encouraging greater supply chain transparency

• Work with international organisations, national governments and communities to progress formalisation and professionalisation of ASM

• Seek out ways to work with artisanal miners that promotes inclusive growth and economic opportunities

Iduapriem, Ghana


Human rights and security

Prioritising inclusive, transparent and accountable production ensures that we are able to safeguard our people and assets while honouring the rights of individuals working at, and those associated with, our operations.

The challenges faced across our operations remain complex, with heightened risks stemming from political instability, poverty, inequality, terrorism, and the rise of artisanal and small-scale (ASM) and illegal mining activities. The success of our business is linked to the security and prosperity of the areas in which we operate.

Material issues

- Social licence to operate
- Human rights
- Security
- Governance, ethics and crisis response

Principal risks

- Loss of or threats to social licence to operate
- Inability to meet investor expectations or to mine responsibly (ESG performance)

Related SDGs




Disclosure against standards

SASB EM-MM-210.1: Percentage of (1) proved and (2) probable reserves in or near areas of conflict

SASB EM-210a.2: Percentage of (1) proved and (2) probable reserves in or near indigenous land

SASB EM-MM-210a.3: Discussion of engagement processes and due diligence practices with respect to human rights, indigenous rights, and operation in areas of conflict

GRI 408-1: Operations and suppliers at significant risk for incidents of child labor

GRI 409-1: Operations and suppliers at significant risk for incidents of forced or compulsory labor

GRI 410-1: Security personnel trained in human rights policies or procedures

GRI 411-1: Incidents of violations involving rights of indigenous peoples

GRI 14.11: Rights of Indigenous Peoples

GRI 14.12: Land and resource rights

GRI 14.14: Security practices

GRI 14.19: Forced labor and modern slavery

GRI 14.25: Conflict-affected and high-risk areas

Our commitment

We recognise that we have a responsibility to respect human rights and, where practically possible, to leverage our position and influence to ensure that state actors, as well as our suppliers and other partners, protect and respect human rights.

AngloGold Ashanti is committed to the United Nations Guiding Principles on (UNGPs) and other international initiatives. Our human rights commitments are aligned with international human rights standards, including the Universal Declaration of Rights, the International Covenant on Civil and Political Rights, the International Covenant on Economic, Social and Cultural Rights and the International Labour Organization Standards.

Our governance structures and processes are human rights-compliant, and demonstrate respect for the laws of the countries in which we operate. We recognise that this responsibility to respect human rights applies to all operations and all communities.

We are committed to acting with integrity, promoting transparency and good governance, and working with governments, NGOs and communities to co-design sustainable solutions to mitigate security risks. We also work with public and private security forces in countries where we operate.


Iduapriem, Ghana

What we measure

0	reported human rights incidents under VPSHR
2	human rights allegations under VPSHR
100%	of security personnel who received formal training in human rights policies
77%	of new suppliers screened using human rights criteria
77%	of new suppliers screened using labour practices criteria
0%	Proven and Probable Mineral Reserve in or near areas of conflict
100%	of sites conducted human rights due diligence processes in 2024
10	Total number of operations that have been subject to human rights reviews and / or impact assessments
0	operations and suppliers at significant risk for incidents of child labour
0	operations and suppliers at significant risk for incidents of forced or compulsory labour



100%

Sites conducted HRDD processes

Our approach

Our values are underpinned by respect for human rights and are enshrined in our Human Rights Standard.

Our approach is primarily informed by the UNGPs on Business and Human Rights, the current leading standard. The UNGPs framework of protect, respect, remedy places the responsibility of monitoring, upholding and managing our human rights impacts as a business, no matter where we operate.

Our Human Rights Governance Framework is supported by policies on sustainability, health, safety and security, and people, all of which are aligned with the UNGPs and all our memberships, associations and voluntary commitments.

AngloGold Ashanti does not tolerate rights abuses in any form, and it is paramount that our employees, contractors and supply chain understand what must be done to protect human rights and what steps must be taken to remedy any violations. We are committed to maintaining an accessible grievance mechanism to receive concerns and grievances from our employees, communities, suppliers, partners and associates, including through our Speak-up channels. Site-specific grievance processes exist for employees and communities to report concerns related to human rights infringements, among other matters. These mechanisms are guided by our management standards on Complaints and Grievances and Community Incident Management, both of which are aligned with the IFC guidance and the UNGPs.

All security personnel deployed on our sites are required to undergo thorough induction in the Voluntary Principles on Security and Human Rights (VPSHR). We favour dialogue as a dispute resolution mechanism and seek to create the conditions necessary for a peaceful resolution.

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AngloGold Ashanti plc

Sustainability Report 2024

Human rights, and security *continued*


PROTECT, RESPECT, REMEDY

Integrating the UNGPs into our business

AngloGold Ashanti remains firmly committed to the UN Guiding Principles on Business and Human Rights of protect, respect and remedy.

Protect

This refers to the state's duty to protect against human rights abuses by third parties, including business, through appropriate policies, regulation and adjudication.

We work with governments to manage the impact of mining and related activities on the rights of people – employees, communities and others. Partnerships with governments as well as communities help ensure that our impacts are both monitored and dealt with.

Respect

This refers to the corporate responsibility to respect human rights. As issues related to human rights feature throughout our entire business, we recognise that respecting human rights is an essential part of how we conduct our business. Our responsibilities in this area include:

- Respect for the resources, values, traditions and culture of local and indigenous communities
- Consideration for issues of land access and environmental impacts
- Respect for the right to livelihood
- Respect for human rights in post-conflict zones
- Respect for people with the deployment of security forces

Any employee or contractor who becomes aware of possible human rights violations or allegations is obliged to take steps to ensure a proper response, including making use of relevant reporting mechanisms which exist at all sites.

Remedy

This refers to greater access by victims to effective remedy, both judicial and non-judicial.

Remediation and remedy refer to both the processes of providing remedy for an adverse human rights impact and to the substantive outcomes that can counteract, or remediate, the adverse impact. These outcomes may include apologies, restitution, rehabilitation, financial or non-financial compensation and punitive sanctions (whether criminal or administrative, such as fines), as well as the prevention of harm through, for example, injunctions or guarantees of non-repetition.


Cerro Vanguardia, Argentina

Performance in 2024

Human rights framework

We continued to ensure that our human rights framework is firmly embedded in the business, and to ensure that our work to respect human rights is tangible and understood across our business.

Our five-pillar framework is aligned with the UNGPs, the VPSHR, other voluntary commitments, and cuts across disciplines and the entire project life cycle.

Human Rights Framework

These five pillars of our Human Rights Framework guide us in the work we do to respect human rights across every aspect of our business.

Risk management	Human rights risks are integrated into our broader risk management process to help to ensure that sustainability risks are properly represented and managed. We understand that human rights risks relate to the rights of all human beings to being treated with dignity, without discrimination, whatever their nationality, place of residence, sex, national or ethnic origin, colour, religion, language or other status.
Training and communications	Ensure that all employees, contractors, supply chain and communities have an understanding of AngloGold Ashanti's commitment to respecting human rights, and key messages across Group, business unit and operational levels must be advocated and supported by all.
Grievance mechanisms	Aligned to international norms and standards, our AngloGold Ashanti grievance mechanism standards and procedures are central to the HuRi Framework. All aspects of our work are continuously monitored and refined to ensure respect for human rights and all reasonable and fair access to redress/remedy is provided.
Supply chain	Tangible steps to guard against and eliminate issues related to human rights impacts and modern slavery in our supply chain forms an integral part of our firm commitment to respect human rights.
Engagement	An integrated, inclusive stakeholder engagement process (internal and external) across the project lifecycle is a cornerstone of the HuRi framework, to help to ensure all potential human rights risks are identified and appropriately addressed.

Human rights due diligence

While our framework guides our actions, our comprehensive human rights due diligence (HRDD) processes help to ensure effective management of human rights risks. Conducted annually and throughout the life cycle of an operation, HRDD forms part of our Group Enterprise Risk Management system and outcomes are used as a baseline for monitoring and continuous improvement.

We undertook a comprehensive review of HRDD performance at all our operations during 2024. Common gaps identified were related to employment practices, supply chain and resettlement, all of which have adequate mitigating measures in place.

Our online human rights (HuRi) training, which launched in September 2023, was completed by 94% of staff who have direct online access across the business.

Grievances

Applying the UNGPs protect, respect and remedy framework requires that we have appropriate and credible grievance mechanisms in place. These grievance mechanisms are managed by independent third parties and offer stakeholders multiple channels to report concerns or suspected human rights, bribery or unethical transgressions.

A total of 112 (2023: 109) community grievances were received in 2024. Most of these related to mine-related noise and dust, encroachments and compensation complaints in Brazil and at some of our African operations. We investigate all grievances received, with the goal of addressing them and arranging remediation wherever appropriate. By year end, 93% of grievances were resolved.

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AngloGold Ashanti plc   Sustainability Report 2024

Human rights, and security *continued*

Supply chain

The need for our internal, extended and supply chain stakeholders to adopt the same approach and level of transparency is vital to AngloGold. Securing and maintaining our social licence to operate is core to business continuity.

During the year we continued to refine our modern slavery principles and extend their implementation while collaborating with our supply chain function to prioritise the entrenchment of our responsible sourcing programme. We will further strengthen this programme in 2025 by assessing high-risk suppliers through a third party service provider.

Disclosure

We have continued to enhance the Group's human rights disclosure with the publication of our *Modern Slavery Statement* and a *Human Rights Report* in May and November 2024 respectively, adding to our suite of focused reports.

Engagement

Our commitment to human rights extends beyond our employees to the broader stakeholder community affected and impacted by our operations.

We continued to engage with a broad cross-section of community members and their leadership, including traditional leaders, local and national governments, women's groups, youth and people with disabilities, civil society, indigenous communities, vulnerable groups and human rights defenders in and around our operational areas. Engagements took place at internal and external forums at site, country and corporate levels.

Security and human rights

Many of AngloGold Ashanti's mining operations are located in operating jurisdictions where security risks may have the potential to impact our operations directly or indirectly. The nature of threats, their complex socio-economic interplay and the protection of our business and our people are a strategic determinant of business continuity and success.

With our commitment to the VPSHR at the core of our security strategy, our security measures are implemented to help ensure that our people are always protected and feel safe, and that our assets and facilities are protected, thereby minimising the potential for loss arising from security breaches.

As part of the combined assurance assessment process, our revised Group Security Standard, procedures and guidelines were successfully rolled out across the Company portfolio during 2024. The revised standard allows us to anticipate, identify, interpret and monitor security risks at all our locations. It also provides guidelines on the establishment and implementation of site-specific security management plans, which carry detailed response and contingency strategies to address security breaches, regional and local issues that affect the security and safety of our people and assets, as well as security protocols for environmental risk, site isolation and evacuation.

This, paired with the ongoing refinement and optimisation of our systems and processes in 2024, has enhanced our ability to manage risk more effectively. While general crime incidents increased by 36% in 2024, our response to these escalating risks has had positive results with the number of fatalities and injuries related to preventing criminal activity on our concessions declining during the year.

Injuries to staff in the line of duty decreased by 79% to 14 in 2024 (2023: 67) and injuries to community members dropped by 33% (2023: 6) year on year. Despite this, ASM and illegal mining-related fatalities due to illegal activities remain a concern. We are also aware of the escalating conflict in the DRC, which is host to our Kibali JV (non-managed). We continue to monitor the situation closely.

Our ongoing engagement and collaboration with relevant authorities, community leadership and focused internal and external multi-stakeholder forums are central to the management of social and security challenges.

A community policing initiative at Geita in Tanzania, in conjunction with the Tanzanian police service, continues to yield positive results and has now been expanded to 32 communities at the mine. Lessons learned from this model are being adapted for our operations in Guinea and Ghana.

In Guinea, the implementation of a security intervention plan (SSIP) and a community security partnership programme at Siguiri continued to yield significantly positive results with no production losses related to site incursions recorded for eight consecutive months. In Ghana, engagements with the relevant authorities and communities at Obuasi continue with the implementation of a security partnership programme prioritised for 2025.

As a further demonstration of our commitment to responsible security practices, we were made an official observer to the International Code of Conduct for Private Security Service Providers Association (ICoCA). The Code, developed by a multi-stakeholder initiative formed in 2013, aims to ensure that providers of private security services respect human rights and international humanitarian law by raising private security industry standards and practices globally.



Looking ahead

In 2025, we will:

- Continue to embed the human rights framework, especially in terms of the requirements of the new Human Rights Standard, which complements our sustainability and HSS Policies
- Focus on refining the implementation of our principles on modern slavery in conjunction with the supply chain function, including the implementation of a third party service provider to conduct assessments on high-risk suppliers
- Increase training and awareness efforts across the business in the form of online training, media, communication and attendance of in-country human rights events
- Support the implementation of the ICMM's Position Statement on Indigenous People
- Optimise tools to monitor compliance with the internal human rights due diligence and social licence to operate assessments

Cerro Vanguardia, Argentina

Nevada, United States of America

Caring for the environment

We take seriously our responsibility to manage and limit our environmental footprint, and to contribute to the alleviation of global and regional environmental challenges, such as climate change, water shortages and biodiversity loss.

We manage this environmental footprint throughout the life cycle of our operations, and take a rigorous approach to compliance with legislation and implementing good environmental practices.

Safely and effectively managing our tailings storage facilities (TSFs) is a critical part of responsible mining operations — not just for operational efficiency but also for environmental protection and public health. We manage our TSFs from design and construction to closure and post-closure. We are implementing the Global Industry Standard on Tailings Management (GISTM) and regularly report to key stakeholders on the governance, management and oversight of our TSFs.

In this section you will find:


Environmental stewardship

Responsible environmental stewardship is an integral part of our business. A framework of an environment policy, standards and guidelines support the minimisation and mitigation of our operations' environmental impacts, major expansions and new projects.

A transition to nature-positive mining is central to AngloGold Ashanti's vision of leaving a positive legacy in the countries and communities where we operate.

Material issues

- Rehabilitation and closure
- Water stewardship
- Social licence to operate
- Licensing and permitting

Principal risks

- Failure to successfully deliver and ramp up growth projects
- Inability to meet investor expectations or to mine responsibly (ESG performance)

Related SDGs

  

Disclosure against standards

SASB EM-MM-120a.1: Air emissions of the following pollutants: (1) CO, (2) NOx (excluding N₂O), (3) SOx.

SASB EM-MM-150a.4: Total weight of non-mineral waste generated

SASB EM-MM150a.6: Total weight of waste rock generated

SASB EM-MM-150a.7: Total weight of hazardous waste generated

SASB EM-MM-150a.8: Total weight of hazardous waste recycled

SASB EM-MM-150a.9: Number of significant incidents associated with hazardous materials and waste management

SASB EM-MM-150a.10: Description of waste and hazardous materials management policies and procedures for active and inactive operations

SASB EM-MM-160a.1: Description of environmental management policies and practices for active sites

SASB EM-MM-160a.2: Percentage of mine sites where acid rock drainage is: (1) predicted to occur, (2) actively mitigated, and (3) under treatment or remediation

GRI 305-7: Nitrogen oxides (NOx), sulphur oxides (SOx), and other significant air emissions

GRI 306-1: Waste generation and significant waste-related impacts

GRI 306-2: Management of significant waste-related impacts

GRI 306-3: Waste generated

GRI 306-4: Waste diverted from disposal

GRI 306-5: Waste directed to disposal

GRI 14.5: Waste

Our commitment

We are committed to avoiding, minimising and mitigating the impact of our activities on the environment and to proactively managing risks to air, land, biodiversity and water resources during the mining life cycle and to ensure responsible closure.

We commit to regulatory compliance and the certification of our operations to a number of global standards and systems such as ISO 14001, the International Cyanide Management Code (ICMC), and conformance with the ICMM and WGC Mining Principles.



Cerro Vanguardia, Argentina

What we measure

1	reportable environmental incidents recorded
8	Moderate-severity environmental incidents recorded
223	Minor-severity environmental incidents recorded
1.19	Environmental incident rate/ Mt mined
100%	of operating mines are certified to ISO 14001: 2015
100%	of operating mines are ICMC certified

Environmental incidents (number)
(all severity levels)

2024	232
2023	234
2022	247
2021	291
2020	315



Environmental incident rate (per million tonnes mined)
(all severity levels)

2024	1.19
2023	1.18
2022	1.24
2021	1.53
2020	1.54



Our approach

Our sustainability policy establishes our environmental ambitions and emphasises the responsible management of environmental risks, including threats to natural resources, while working to reduce our closure liabilities.

We employ a systemic approach to managing environmental risks at current operations and new projects. Senior operational managers are accountable for compliance with regulatory and permit requirements and conformance with our own environmental standards, supported by guidance from the corporate office. These standards are reviewed as global good practice expectations evolve.

Environmental management systems

Site-level environment management systems (EMS) are certified to the ISO 14001: 2015 Standard. These EMSs provide the framework and processes to deliver sound environmental practices and continuous improvement. Central to each EMS is a deep understanding of the unique contextual circumstances and risks which result from the diverse geology, climatic and geographical settings of each operation, along with the varied host country legislation and tailored permit requirements.

Our approach also supports the identification, management and reporting of Enterprise-level risk via AuRisk, an in-house platform which consolidates site-specific risk information and analysis, and that is founded on our Group risk management standard.

Our integrated sustainability management platform, iSIMS provides our operations with a tool to support and manage site-level risk and compliance, while enhancing process standardisation and providing timely global visibility of environmental risk performance.

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AngloGold Ashanti plc

Sustainability Report 2024

Environmental stewardship *continued*

We plan for positive environmental outcomes from the outset of a project. Project teams incorporate jurisdiction-specific permitting requirements, as well as the environmental requirements contained in our capital projects standard into the project development process for new mines or major expansions to existing operations.

Assurance of site-level performance against our Group standards is undertaken on a rotational basis by teams of functional specialists from the corporate office during a combined assurance window, leveraging value from the simultaneous audits where possible. Assurance against the capital project standard is undertaken by senior environmental leads during project stage gate reviews.

Cyanide Code

We manage cyanide in accordance with the nine principles of the International Cyanide Management Code (ICMC), which provides certification programmes for the manufacture, transport and use of cyanide in the production of gold. It is focused on protecting human health and reducing the potential for environmental impacts from its use. AngloGold Ashanti is a founding signatory of the Code and has worked to maintain certification since 2005.

Our environmental stewardship extends well beyond the issues of water, nature, air quality,

rehabilitation and mine closure discussed in this report and 2024 data on the management of materials, waste, including hazardous waste, and acid rock drainage is provided in our ESG data tables which are available online.

Managing impacts to nature and biodiversity

Understanding and limiting our impacts on nature and biodiversity has long been part of how we operate. We have always placed a strong emphasis on recognising and minimising impacts on biodiversity during both project development and operational phases, prioritising avoidance of sensitive habitats, wherever possible, in accordance with the mitigation hierarchy.

Guided by our Biodiversity Management Standard, our approach to biodiversity management calls on our projects and operations to assess risks to biodiversity and incorporate protection measures into site environmental management systems in line with host country requirements.

In January 2024, along with other ICMM member companies, AngloGold Ashanti supported ICMM's launch of an updated ICMM's Nature Position Statement (NPS). It contains five overarching commitments for members to individually and/or through collective action contribute to a nature-positive future by 2030.

While pursuit of these new commitments is expected to be spread over the operational life of our operations, Commitment 1.3 underscores the nature-positive focus for rehabilitation and mine closure planning activities at our operations, relative to a 2020 baseline. During the year, the ICMM Nature Working Group initiated development of guidance to support members in delivering on the NPS net loss or net gain commitment.

Performance in 2024

Environmental incidents

We recorded one reportable environmental incident during the year (2023: one). Reportable incidents are defined by our incident classification and reporting standard, which sets out how we identify, respond to and communicate events that impact negatively on the environment or communities.

Audits and compliance

All our operating mines are ISO 14001: 2015 certified. CVSA, Serra Grande, AGA Mineração, Siguiri, Iduapriem, Geita, Sunrise Dam, Tropicana were recertified after successful completion of an external audit. ISO 14001 surveillance audits were undertaken at all operations.

Internal environmental assurance reviews were undertaken during the year at Iduapriem and Obuasi in Ghana and all the AngloGold Ashanti Brazilian sites, including the care and

maintenance conditions at Córrego do Sitio. No material findings emerged with a high to full conformance with our six environment-focused standards being recorded. In addition, conformance against our Mine Closure standard was assessed across the Company (refer to the Responsible rehabilitation and closure section on page 72).

During August 2024, Obuasi and Iduapriem hosted national and regional EPA officials in a joint field audit as part of the Ghana EPA's resuscitated Akoben programme. Akoben is an Adinkra symbol that denotes vigilance and readiness. The programme assesses, rates, and publicly discloses environmental performance of mining and manufacturing companies. There were no major findings made during the audit, with officials making recommendations regarding dewatering permits, the geometry of the Ajopa pit berm and the need to convert the monitoring location coordinate system to the EPA's requirements.

All our managed operations that use cyanide are currently certified by the International Cyanide Management Code (ICMC). Obuasi achieved re-certification to the ICMC after a third party audit report (obtained in late 2023) was successfully validated by the International Cyanide Management Institute (ICMI). Obuasi voluntarily suspended its certification in 2017

when its operations were placed under care and maintenance.

Permitting

Site-based environmental teams continued to ensure compliance with regulations and standards, including timely permit renewals. Project based environmental teams focus on the applications for new permits required for expansions and new mines. These environmental and social impact assessments (ESIAs) are guided by specific host country requirements. It is noted that in some regions, for example, Western Australia, there have been some lengthy delays.

Importantly, our compliance management process, which is supported by the ISO 14001 EMS, typically requires the implementation of impact mitigation measures in accordance with site-specific permits, monitoring for effectiveness of the measures implemented, and then routine performance reporting to the regulator (monthly or quarterly).

When permits are renewed, compliance must be demonstrated, usually supported by audit reports. Host country regulators regularly inspect our operational sites to assess compliance.

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Environmental stewardship *continued*

Air quality

Clean air is critically important for the health of host communities and surrounding ecosystems, and we work to comply with jurisdictional regulations for air quality.

Our air quality management standard outlines the basis for our air quality management programme to risk assess, mitigate, monitor and report air quality emissions that our operational activities may have, such as fumes, gases and airborne particulates from open pit mine blasting, materials hauling and gold processing.

During our corporate-level environmental assurance engagements, a review is undertaken to assess whether air quality impact assessments and their related updates are scientifically robust. In addition, the effectiveness of designed mitigation and monitoring systems is tested. This allows for adjustments at each site's air quality management programme to be recommended.

Biodiversity

During the third quarter, our corporate environmental team initiated a high-level biodiversity and nature screening assessment that will continue into late 2025.

This will address commitments contained in the NPS that require disclosure of material nature-related impacts, dependencies, risks and opportunities at operations in priority locations by 2026, as defined by the Taskforce for Nature-Related Financial Disclosures (TNFD).

The study's two-phased approach will start by mapping the Group's operating assets against global biodiversity resource databases, undertaking a desktop-level review and assessment of our existing biodiversity studies and classifying AngloGold Ashanti priority operating locations.

In the second phase, it will confirm the status of nature and biodiversity resources at the identified priority locations before developing roadmaps for those sites to achieve no net loss of biodiversity by closure. The insights gained during this study also will be used to inform the update of our Biodiversity Management Standard.

- During the year, Obuasi progressed a biodiversity baseline update. By year end, its concession had been covered and the operation was updating its threatened species list against the IUCN Species Red List.

- At Iduapriem, a biodiversity assessment and development of the Biodiversity Management Plan late in 2023 will be followed up with an annual review of its IUCN Red List species conservation status.



Looking ahead

In 2025, we will:

- Focus on integrating the former Centamin assets
- Host an in-person environment function workshop to jointly review the evolving global environment landscape, our Company's performance and identify and prioritise the advancements needed in our supporting frameworks, skills and tools
- Evaluate current capital, biodiversity and closure projects to support long-term nature objectives
- Complete the Group-wide biodiversity and nature screening assessment
- Develop no net loss biodiversity roadmaps by closure for priority locations
- Update our Biodiversity Management Standard using the outcomes of the Group-wide assessment

Iduapriem, Ghana

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Climate action and pursuing resilience

Climate change remains one of the most pressing issues of our time. Extending beyond environmental implications, it has the potential to impact nearly every aspect of our business, and the lives of our employees and community members.

AngloGold Ashanti is proactive in identifying and minimising existing climate-related risks. Together with our stakeholders, we work to adopt strategic plans to fortify resilience against future impacts.

Material issues

- Tailings storage facilities
- Rehabilitation and closure, and accounting for nature-based impacts
- Water stewardship
- Social licence to operate
- Governance, ethics and crisis response

Principal risks

- Adverse regulatory changes to mining rights and adverse fiscal changes
- Possible suspension and/or shutdown of TSFs due to capacity constraints and/or event
- Loss of or threats to social licence to operate
- Inability to meet investor expectations or to mine responsibly (ESG performance)

Related SDGs

Disclosure against standards

SASB EM-MM-110a.1: Gross global Scope 1 emissions, percentage covered under emissions limiting regulations

SASB EM-MM-110a.2: Discussion of long- and short-term strategy or plan to manage Scope 1 emissions, emissions reduction targets, and an analysis of performance against those targets

SASB EM-MM-130a.1: (1) Total energy consumed, (2) percentage grid electricity and (3) percentage renewable

GRI 302-1: Energy consumption within the organization

GRI 302-4: Reduction of energy consumption

GRI 302-5: Reductions in energy requirements of products and services

GRI 305-1: Direct (Scope 1) GHG emissions

GRI 305-2: Energy indirect (Scope 2) GHG emissions

GRI 305-3: Other indirect (Scope 3) GHG emissions

GRI 305-4: GHG emissions intensity

GRI 305-5: Reduction of GHG emissions

GRI 305-6: Emissions of ozone-depleting substances (ODS)

GRI 14.2: Climate adaptation and resilience

Our commitment

We recognise the substantial and increasing risks climate change poses to the global economy and socio-economic development, and are committed to minimising current and future climate risks.

Our goal is to achieve net zero Scope 1 and Scope 2 GHG emissions by 2050, with a parallel focus on strengthening climate resilience across our business, value chain, host communities, and operational environments.


Tropicana, Australia

What we measure

22.45PJ	energy consumption
0.54GJ	per tonne treated – energy intensity
1.473Mt	GHG emissions (Scope 1 and 2)
65.59kg/GJ	kg CO_2e per GJ – energy mix carbon intensity
6.3%	energy supply from renewable sources

HA | Energy consumption (petajoules)

2024	22.45
2023	22.63
2022	22.74
2021	22.04
2020	21.00

Energy intensity (gigajoules per tonne treated)

2024	0.54
2023	0.53
2022	0.52
2021	0.50
2020	0.49

Energy mix carbon intensity (kg of CO_2e per GJ)

2024	65.59
2023	64.91
2022	64.84
2021	62.62
2020	62.10

HA | Scope 1 & 2 GHG emissions (Million tonnes)

2024	1.473
2023	1.469
2022	1.475
2021	1.380
2020	1.304

GHG emissions intensity (kilograms of GHG per tonne treated)

2024	35
2023	34
2022	33
2021	31
2020	31

Climate action and pursuing resilience *continued*

Our approach

As a business we have a role and responsibility to identify and address climate change and partner with governments, business and communities to address this critical global challenge.

We aim to deliver measurable progress, focus our actions, and demonstrate our commitment to sustained action on climate change by sharing accountability throughout the organisation, while communicating on climate risk and our performance against our emission reduction targets. We also seek opportunities to train and create awareness within and outside the organisation.

Aligned with our core values and maintaining our external formal and voluntary commitments, including those aligned with the ICMM, the WGC and the UNGC, our comprehensive climate change strategy has set the policy direction for our 'climate smart' action plans.

The strategy seeks to ensure that we work to insulate our operations against the physical climate risks that may impact both our operations and host communities, implement appropriate climate disclosure systems and maximise further opportunities for cost-saving energy efficiency programmes.

The strategy is based on five key principles:

- Seeking to ensure that our core values are upheld through actions arising from the climate change strategy
- Maintaining external commitments where we are a signatory, including the ICMM's Mining Principles, the WGC's Responsible Gold Mining Principles and the UNGC

- Taking a holistic, long-term, life-of-mine and systemic approach to managing climate risks that includes those beyond the fence line, supply chains, communities and ecosystems
- Using the latest science-based data, information and knowledge to support decision making
- Disclosing in alignment with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD)

Embedded within our strategy is our net zero roadmap, which charts the pathway to net zero Scope 1 and Scope 2 GHG emissions by 2050. This roadmap comprises three stages:

1. Targeting 100% clean electricity (>70% green) including wind, solar, hydrogen, battery, combined with new storage technologies
2. Eliminating the use of fossil fuels and the adoption of 100% alternative fuels and electrification. This will include the adoption of electric material movement technology (conveyors, railveyors, trolley assist, battery technology), energy efficiency initiatives and will be supported by innovative approaches (such as in situ leaching)
3. Using carbon offsets, as a last resort, particularly where this could support local communities

Performance in 2024

AngloGold Ashanti has made good progress in addressing climate change risks and opportunities for the business. Since we first committed to reducing our GHG emissions intensity in 2008, we have consistently worked to evolve our climate response plan by designing robust, practical programmes that add value to our stakeholders. We continue to strengthen our governance of climate change by improving knowledge sharing and embedding climate considerations into key decision making and reporting processes.

In March 2024, the US Securities and Exchange Commission (SEC) adopted final rules on climate-related disclosures requiring large companies such as AngloGold Ashanti to include certain climate disclosures in their annual reports, starting with reports for the year ending December 2025. Among other things, the SEC climate rules would require companies to provide investors with material information about potential financial risks associated with environmental challenges and disclose significant detail on how they are assessing and mitigating their exposure.

The SEC voluntarily stayed implementation of the rules in April 2024 pending judicial review. Due to the change in US presidential administration in January 2025, it is uncertain whether the stay will be lifted and the final rules will be implemented.

Pursuing climate resilience

Outside the US, the broader regulatory trend towards greater transparency around climate risk has amplified the investor and social pressure for mining companies to not only improve their disclosure but accelerate their climate response plans.

AngloGold Ashanti's operations are exposed to a number of physical risks resulting from climate change, such as changes in rainfall rates or patterns, leading to increased water stress or floods, rising sea levels, higher temperatures, fires and severe weather events such as tropical cyclones. These physical climate risks are identified during site-specific climate risk assessments, incorporated into each operation's risk management register and reviewed to regularly assess whether additional adaptation may be necessary.

These climate risks have the potential to disrupt our mining, mineral processing, transport and supply chain. They can create energy and resource shortages along with distress for communities who rely on the environment for their livelihoods.

In March 2024, significant rains and subsequent flooding in the area where Tropicana is located, resulted in the temporary suspension of mining and processing operations. The 375km Tropicana access road, which is used to transport supplies of fuel, consumables and reagents to the site, was closed for approximately three and a half weeks due to flooding in several areas. As a result, open pit mining was suspended for approximately three weeks, underground mining was suspended for six days and once reagent supplies were exhausted, the processing plant was taken offline for one week.

In contrast, increasing temperatures and delayed rainfall at some of our operations in Africa could in the future negatively impact our workforce and the communities around our mines by adding further stresses to food and water security.

To enhance the resilience of local communities, our operations have implemented site-specific programmes as part of community development and community safety programmes that range from awareness-raising to adaptive business and agricultural projects. We also continue to invest in initiatives that ensure that communities are better prepared for extreme weather events.

GHG emission reduction

Our goal is to achieve net zero Scope 1 and Scope 2 GHG emissions by 2050, with an interim target of a 30% reduction in absolute Scope 1 and Scope 2 GHG emissions by 2030 (as compared to a 2021 baseline) through a combination of renewable energy projects and initiatives which improve efficiency or use lower-emission power sources. The 2030 target will include Sukari and its own decarbonisation programme, also based on a 2021 baseline.

Our first major step towards this target was announced in 2023 when we entered into an agreement with Pacific Energy to integrate renewable energy into the existing power generation infrastructure at Tropicana in Australia.

Involving the construction of a 24MW PV solar plant made up of approximately 44,100 panels, 24MW of wind power and a 14MW battery energy storage system, the facility is expected to reduce average carbon emissions by more than 65,000 tonnes per annum over 10 years. When completed in early 2025, this milestone project will represent the largest off-grid gas-wind-solar battery storage facility in the Australian resources sector.

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Climate action and pursuing resilience *continued*

Carbon emissions reduction pipeline
We have a pipeline of decarbonisation projects which underpins our roadmap to deliver on our 2030 commitment
Target emissions reduction
100t CO_2e
25t CO_2e
Conceptual
Pre-feasibility
Feasibility
Execution
Australia
Africa
Latam
Growth
Australia Solar (Tropicana Ph2 and Sunrise Dam village solar)
Australia DGB
Africa Heat recovery
Africa DGB and IE3
Geita Grid (design capacity)
Geita and Obuasi BEV
Obuasi Take or pay
CVSA DGB and energy efficiency
CVSA BEV and battery
CVSA Wind
Brazil Biomethane
CBLM Conveyor
Nevada Rail-Veyor considered post 2030
Nevada Fleet
Nevada Micro grid
Sunrise Dam BEV
Siguiri Solar tin B2/B3
Geita Star and Comet to grid
Iduapriem Pit electrification
Cuiba Refrigeration and VOD
Forest Carbon credits
Cuiba BEV
Brazil TSF solar
Nevada NV Energy
Col. Electric UG equip
Col. 100% Green grid
Col. Green hydrogen
Siguiri Integrated renewables
Ghana Solar
Iduapriem DGB
Obuasi Projects
Brazil B20 transition
MSG Electrification
Tropicana Hybrid renewables
Geita TANESCO Grid swap
Iduapriem Solar
Brazil Clean grid
In progress
Study
Refresh programme
Fleet
Completed projects

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Climate action and pursuing resilience *continued*

Geita successfully connected into the national electricity grid, Tanesco in November 2024, which is supplied by ~45% renewable energy sources. Geita will thereby reduce diesel used for power generation by up to 80%. Sourcing power from the Tanzania grid is part of the company's strategy of transitioning towards cleaner sources of energy. Since connecting into the grid, Geita has experienced instability in the power supply resulting in the use of the back-up diesel generators. During 2025 we will continue to work with Tanesco to improve the grid stability.

Recognising that reducing Scope 3 GHG emissions is critical to minimising our overall impact, we continued to explore ways of working with our suppliers to address the most significant sources of Scope 3 GHG emissions within our business.

We intend to continue to play a leading role in advancing partnerships that enable credible target setting and emission reductions across value chains. We also intend to set Scope 3 GHG emissions reduction targets in partnership with our suppliers. Please refer to the *ESG Data Workbook* for Scope 3 GHG emissions disclosure.

In 2024, our energy consumption reached 22.45 petajoules (2023: 22.63 petajoules) while our energy intensity was 64.91% at 0.54GJ/tonne treated (2023: 0.53 GJ/tonne).

Our carbon intensity of our energy increased to ~65.6kg (2023: ~64.9kg), representing a 1.1% increase on 2023.

The upward creep in annual carbon intensity is expected to persist as the ratio of fossil energy used in our heavy mine equipment fleet continues to expand relative to the energy consumed in fixed plants and will only decline when a sizeable switch in energy source occurs at a mine site, starting in 2025. While Geita connected to the Tanzanian grid in May 2024,

consumption ramped up slowly and only had a notable impact on site emissions towards the end of 2024. Tropicana's renewable energy projects are only expected to reduce site emissions in 2025 after commissioning.

Our absolute Scope 1 and Scope 2 GHG emissions totaled 1.473Mt (2023: 1.469Mt) with the 5% increase in emissions from our African operations offsetting the reductions in our Australian and Latin American operations. GHG intensity increased to 35.2kg/tonne treated (2023: 34.3kg/tonne).

Supporting adaptation and climate resilience

In light of extreme weather events in many of the regions in which we operate, we have embarked on a review and enhancement of community safety programmes across the Group. Some of the projects implemented to deal with the impact of climate change are as follows:

- Geita, in partnership with the Geita Regional Emergency Rescue Team, trained 15,091 students, 539 teachers, and 90 government officials on fire safety and reporting channels to be followed in case of fire

- In Brazil, numerous fires broke out in towns like Santa Bárbara, Barão de Cocais, Sabará, and Nova Lima as a result of severe drought in the state of Minas Gerais. AngloGold Ashanti supplied materials for the Emergency Corps' fire response programmes and worked with communities, mining firms, and local authorities to support the affected areas. More the 200 people, mainly staff members, and partners, were honoured with medals for their firefighting and emergency response efforts.

- In Block 1, one of the key communities for the Siguiri mine, Silakoro village, experienced flooding after intense storm events. Local business owners and the mine responded to

the crisis. The investigation into the flood occurrence is ongoing, and a bridge constructed by the Company in the area is being evaluated for repairs.

Looking ahead

In 2025, we will:

- Update climate change-related physical risk assessments at all our operations to confirm risk and assess required changes. The previous Group-wide assessment was completed in 2021

- Continue building climate scenarios into our financial model, further improving our estimations and decision making

- Promote technological and operational improvements in large mine haulage fleets as we seek ways to replace traditional diesel-driven equipment

- Advance value chain partnerships that will reduce our Scope 3 GHG emissions

- Extend transmission line to replace the diesel generation at Star and Comet and Nyamulilima



Nevada, United States of America

Case study:

Renewable energy to deliver reduced carbon emissions for Tropicana

Adapting and transitioning to clean energy to preserve our natural world for today and future generations is something we are committed to across AngloGold Ashanti.

In Western Australia at our remote Tropicana mine (AngloGold Ashanti 70% and manager, Regis Resources Ltd 30%) we have developed one of Australia's largest off-grid hybrid power systems to integrate 61MW of clean energy into Tropicana's existing 54MW gas-fired power system.

Pacific Energy, an Australian company specialising in designing, building, owning and operating power generating assets, was awarded a contract in June 2023 to construct and then operate the facility, which comprises 24MW of wind generation, a 24MW solar farm and a 13MW Battery and Energy Storage System (BESS).The project was delivered on time and on budget in February 2025. [update before publication].

The renewables facility is expected to reduce our Company's diesel and gas consumption for power generation at Tropicana by 96% and 50% respectively, slashing carbon emissions by an average of 65,000 tonnes per annum during the 10-year agreement.

The Tropicana renewables project is the first of its kind to be implemented by our Company and will contribute to our plan to reduce our absolute Scope 1 and Scope 2 GHG emissions by 30% by 2030, from a 2021 baseline. The 2030 target will include Sukari and its own decarbonisation programme, also based on a 2021 baseline.



Climate action and pursuing resilience *continued*



Case study:

Weather event provides opportunity to implement learnings and best practice

In March 2024, Tropicana in Western Australia suspended open cut mining and processing operations following a significant rainfall event in which 312mm of rain was recorded in a 72-hour period. To ensure the safety of our people and to protect assets and equipment, the site was placed in Incident Management Team (IMT) mode prior to the rain event.

This severe weather event has since provided the Tropicana team and extended Group with valuable lessons learned, and shown that collaboration, camaraderie and resilience within teams is vital for success when faced with a challenge of this magnitude. The weather event presented added complexity at Tropicana, which had just completed a planned plant shutdown and had lower-than-normal stocks of some consumables, reagents and supplies due to intermittent weather-related road closures since the start of 2024. On the weekend of 9 March, a total of 312mm of rain was recorded at the Havana open pit weather station with a further 67mm recorded by 28 March. It is believed larger volumes of rain fell on the TGM access road, certainly higher than the average annual rainfall for Tropicana, which is 220mm.

The 225km Tropicana access road, maintained by AngloGold Ashanti Australia, is used to transport supplies of fuel, consumables, and reagents to the site. It joins the 150km long Kurnalpi-Pinjin Road, which is managed by the Kalgoorlie Boulder Shire. The total length of the road from Kalgoorlie to Tropicana is 375km. The road was closed on 11 March following a risk assessment and reopened fully on 5 April.

Four graders began working on the road from 15 March with seven pumps installed to remove excess water from the four areas of the road that experienced heavy flooding. The grading work to repair all the damage sustained will continue for some time.

While the access road was closed, additional freight-only flights were chartered. This, coupled with the dedicated freight allowance (1,200kg) on regular flights, ensured that supplies of food, parts and other items could be delivered to the site.

The processing plant was taken off-line to allow maintenance work that could be brought forward to be completed and to await safe and sustainable levels of reagents and consumables to be established, supported by sustainable freight options. The plant was restarted at a reduced run rate, before returning to its full processing rate. The rain also disrupted power supplies, resulting in reduced mill tonnes during March and April.

The underground mine recovered well after a six-day closure. Mining in the open pits was suspended and resumed as part of a staged approach once safe to do so. The Havana 5 pit, which was scheduled to be the main source of open pit ore in H1 2024, sustained flooding with approximately four metres of water across the pit floor. Due to the time required to pump this water out, mining of ore from Havana 5 was deferred to the second half of 2024.

Fortunately, following flooding in 2014, the access road had been upgraded and a bridge installed at an area where consistent flooding occurred. These upgrades enabled the road to be reopened more quickly than some other goldfields roads impacted by the March rain event.

Responsible tailings management

Tailings are the residue which remains after extracting minerals and metals from mined ore.

This residue is usually composed of finely milled ore, water and trace quantities of metals and additives used in processing. While some tailings residue may be placed as backfill (that is, returned to the excavated area underground in carefully contained paddocks), most residue is deposited in surface Tailings Storage Facilities (TSFs).

Safely and effectively managing TSFs is a critical part of responsible mining operations — not just for operational efficiency but also for sound environmental stewardship, employee and public safety and maintaining community trust. AngloGold Ashanti is proud of its TSF track record and it remains committed to the transformative improvements in tailings governance, accountability and transparency achieved through our compliance with local and international tailings management standards and best practice, including the Global Industry Standard on Tailings Management (GISTM).

Related SDGs
 

Material issues

- Tailings storage facilities
- Rehabilitation and closure, and accounting for nature-based impacts
- Water stewardship
- Safety and health
- Governance, ethics and crisis response
- Licensing and permitting
- Social licence to operate

Principal risks

- Possible suspension and/or shutdown of TSFs due to capacity constraints and/or event
- Loss of or threats to social licence to operate
- Inability to meet investor expectations or to mine responsibly (ESG performance)

Disclosure against standards

SASB EM-MM-150a.5: Total weight of tailings produced

SASB EM-MM-540a.1: Tailings storage facility inventory table

SASB EM-MM-540a.2: Tailings management systems and governance structure used to monitor and maintain the stability of TSFs

SASB EM-MM-540a.3: Approach to emergency preparedness and response plans for TSFs

GRI 14.6.1: Compliance with international standards on tailings management

GRI 14.6.2: Tailings disposal methods

Our commitment

We are committed to the responsible governance and management of our TSFs throughout their life cycle, from design to closure and post-closure.

As a member of the ICMM, we subscribe to and have committed to implementing the GISTM at all our TSFs by August 2025. Our _Statement of Commitment_ to the GISTM may be found on our website.

The GISTM complements our own Tailings Management Framework that sets our principles, standards, guidelines and accountabilities for the construction, management, and oversight of TSFs, and our compliance with national standards and legislation.


Obuasi, Ghana

Approach

AngloGold Ashanti has developed a comprehensive and holistic approach to tailings management based on a four-layer assurance system that combines industry best practice and decades of institutional experience. Our tailings management protocol comprises a detailed framework for our tailings management practices. We focus on the sound management of all phases of the TSF lifecycles and recognise that each TSF is unique.

Tailings management framework

Zero harm to people and the environment



Manage and mitigate
Tailings management system helps ensure that risks related to TSFs are identified, recorded and mitigated.



Performance
Mitigation measures and performance are tracked and communicated at all levels in the business, and our Board and Executive members are kept informed of the status of our TSFs through regular reporting.



Review and assure
Governance structures ensure resources and actions are in place to manage TSFs and to comply with legislation and international and industry standards.

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Responsible tailings management *continued*

Performance in 2024

Responsible TSF management is a business imperative for AngloGold Ashanti.

Our TSFs are designed and constructed to a rigorous set of standards and are carefully managed and monitored through a four-layer assurance system by a team of internal specialists and independent external third party reviews, mechanisms for reporting risk and tracking mitigation measures.

We currently manage 29 TSFs, of which four are in development, 13 are inactive and 12 are active. Excluded from this list are Nevada Projects, Colombia Projects and Sukari mine's two TSFs (one active and one inactive).

Our TSFs are audited annually against current and future stability, tailings capacity under various operating and climatic conditions, potential impacts such as groundwater contamination and preparedness for adverse events. This comprehensive system of checks and balances has allowed us to maintain a strong track record in managing an international portfolio of different types of TSFs. Critically, in line with our overall governance framework, the Board, via the SES Committee, and the Executive Committee are kept abreast of the TSF status on a regular basis.



Responsibilities of teams as per our four-layered assurance system

Tier 1

Operational management

- TSF operator/superintendent manages the day-to-day operation
- Plant or process manager considered 'owner' of TSF and is responsible for implementing requirements of the TSF operating manual

Tier 2

Business unit management (RTFE) and Engineer of Record

- Provides technical guidance to operations
- Conducts quarterly inspections of active TSFs
- Monitors implementation of recommended actions

Tier 3

Corporate management

- Custodian of Tailings Management Framework
- Conducts formal TSF audits annually or biennially
- TSF review for projects and for mergers and acquisitions

Tier 4

Independent reviewers

- Independently reviews tailings facility as per the GISTM

GISTM conformance

Improving industry governance, transparency and ultimately, safety, the GISTM was developed through an independent process convened by the ICMM, the United Nations Environment Programme (UNEP) and guided by Principles for Responsible Investment (PRI). The standard's six topic areas, 15 principles and 77 auditable requirements integrate social, environmental, local economic and technical considerations into a single framework for safe and transparent tailings management.

As a member of the ICMM, we assessed and disclosed the classification of each of our tailings facilities according to their highest potential consequences of failure in August 2023. Conformance reporting was further developed in 2024 and we are on track to complete the conformance disclosures of the standard at all our TSFs by August 2025. For further disclosure on our conformance, TSFs by region and full facility disclosures, *see our website*.

We welcome the establishment of the *Global Tailings Management Institute (GTMI)* which has been set up to enhance the safety of TSFs by promoting the widespread adoption and implementation of GISTM.



AGA Mineração, Cuiabá, Brazil

66

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Responsible tailings management *continued*

In 2024, we have made significant progress with conformance to many of the GISTM's principles, particularly those governing auditing, governance and administrative processes and work continued on the ground with additional geotechnical investigations, buttress construction and de-characterisation works on many of our TSFs.

In addition, we developed a new Tailings Management Standard and despite the continuing global skills shortages, we appointed Engineers of Record and Independent Tailings Review Boards at all operations.

Obuasi, Ghana

Operational milestones achieved in 2024

Region	TSF	Milestone
Global	All	Significant progress on GISTM actions and tracking
Australia	Tropicana	Completion of the penultimate wall raise
Africa	Geita	Completion of the fourth wall raise
	Siguiri	Buttress construction and decant upgrades in progress
	Iduapriem	Transition from the Greenfields TSF to the Beposo TSF Stage 1 in April 2023. Beposo TSF Stage 2 construction commenced in 2024. The Greenfields TSF was decommissioned with the buttress completed.
Americas	Brazil	Implementation of filtered tailings deposition at all sites. Emergency preparedness and response plans fully implemented
	MSG TSF	De-characterisation and buttressing commenced in August 2024
	Calcinados TSF (Queiroz)	Deposition of tailings resumed in September 2024
	Cuiabá TSF	De-characterisation underway
	CDS	Remedial works of the Pilha Sape Stockpile commenced in August 2024
	CDS II TSF	De-characterisation works commenced in October 2024
	CVSA TSF (Argentina)	Wall raise in progress

Looking ahead

We will

• Continue to progress towards full conformance with the GISTM by August 2025

• Integrate Sukari mine's TSFs into our oversight and management systems

• Continue to target best practice and risk mitigation

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Responsible tailings management *continued*

Progress towards conformance with GISTM

Country	Australia	Tanzania	Guinea	Ghana								Brazil			
Operations	Tropicana	Geita	Siguiri	Iduapriem		Obuasi			MSG			Cuiabá	Queiroz		
Facility	TSF*	TSF*	TSF*	GTSF*	Old TSF**	Pompora**	Kokoteasua**	STSF**	TSF*	CDS II**	Pilha Sape**	TSF**	Calcine**	Cocoruto*	Rapaunha*
TSF Classification	VH	E	VH	VH	VH	E	E	VH	E	E	VH	E	E	E	E
Principle 1		■	■	■	■	■	■	■							
Principle 2							■								
Principle 3															
Principle 4		■	■	■	■	■	■	■			■				
Principle 5					■	■	■								
Principle 6		■	■	■	■	■	■	■		■	■	■	■	■	
Principle 7			■	■	■	■	■	■							
Principle 8															
Principle 9															
Principle 10															
Principle 11															
Principle 12															
Principle 13		■	■	■	■	■	■	■							
Principle 14		■	■	■	■	■	■	■	■	■	■	■	■	■	■
Principle 15															

Legend:

□ Conformance   ■ Progress against conformance

* = Active   /   ** = Inactive

VH = Very high   /   E = Extreme   /   H = High   /   S = Significant   /   L = Low

Operations: MSG = Mina Serra Grande   /   CDS = Córrego do Sítio

Facility abbreviations: TSF = Tailings Storage Facility   /   GTSF = Greenfields TSF   /   STSF = South TSF

Detailed inventory of metrics in line with GRI 14: Mining Standard and SASB EMMM-540a.1 in our ESG Fact Book

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AngloGold Ashanti plc

Sustainability Report 2024

Water stewardship

Water is a valuable and often scarce shared resource that is essential for mining and associated activities.

Our operations are mindful of its high social, environmental and economic value. Responsible management of water ensures that we limit our consumption of this finite resource and avoid adverse impacts on local and regional water resources.

Material sustainability issues

- Ensuring the safety and integrity of our tailings storage facilities
- Pursuing climate action and resilience
- Securing and maintaining our social licence to operate
- Securing the mining and environmental licences and permits we need for uninterrupted and progressive operation

Related SDGs

Principal risks

- Adverse regulatory changes to mining rights and adverse fiscal changes
- Possible suspension and/or shutdown of TSFs due to capacity constraints and/or event
- Loss of or threats to social licence to operate
- Inability to meet investor expectations or to mine responsibly (ESG performance)

Disclosure against standards

SASB EM-MM-140a.1: (1) Total water withdrawn, (2) total water consumed; percentage of each in regions with High or Extremely High Baseline Water Stress

SASB EM-MM-140a.2: Number of incidents of non-compliance associated with water quality permits, standards and regulations

GRI 303-1: Interactions with water as a shared resource

GRI 303-3: Water withdrawal

GRI 303-4: Water discharge

GRI 303-5: Water consumption

GRI 14.7: Water and effluents

Our commitment

We believe that water should be used in a way that is socially equitable, environmentally sustainable and economically beneficial.

As responsible stewards of the environments in which we operate, AngloGold Ashanti is committed to minimising our consumption of water and any impacts on local and regional water resources.

All our operations work to optimise their consumptive water use and achieve their water quality objectives using a water balance model and guard against compromising water supply to local communities and downstream ecosystems.

We recognise that climate change has an impact on rainfall intensity and water availability and that a systematic and adaptive approach to water stewardship is critical to our business and the communities around us.


Serra Grande, Brazil


HA | Water withdrawal (ML)

Year	ML
2024	26,424
2023	29,932
2022	34,721
2021	33,118
2020	32,009


HA | Water withdrawal by location (ML)

4,055 · 3,313 · 1,181 · 2,679 · 483 · 1,802 · 2,823 · 8,403 · 1,685

- AGA Mineração
- Geita
- Obuasi
- Siguiri
- Tropicana
- Cerro Vanguardia
- Iduapriem
- Serra Grande
- Sunrise Dam


Water sources by climatic type (%)

26% · 82% · 1% · 17% · 42% · 32%

- Arid and semi-arid
- Arid and semi-arid groundwater: Low quality
- Arid and semi-arid groundwater: High quality
- Arid and semi-arid utility water
- Dry sub-tropical (Surface water)
- Tropical (Ground water)


Percentage of sites by stress category (%)

22% · 45% · 33%

- High
- Moderate
- Low or very low

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Water stewardship *continued*



Water withdrawals

Surface water
13,326ML
(2023: 14,072ML)

Groundwater
13,073ML
(2023: 15,835ML)

Third parties
25ML
(2023: 25ML)

Harvested rainfall
19,832ML
(2023: 16,453ML)

Other managed water
15,834ML
(2023: 15,547ML)
(dewatering and other environmental flows)

Reused water
70% 107,000ML
(2023: 106,540ML)

153,256ML
(2023: 152,952ML)

needed to sustain core operational site tasks

Surface and underground mining

Underground mine cooling

Ore milling and processing

Tailings transport and deposition

Dust suppression

Wash, sanitation and hygiene (WASH) services

Water consumption

Operational consumptions
40,190ML
(2023: 40,515ML)
(via evaporation, entrainment and other task losses)

Water discharges

Operational discharges
6,066ML
(2023: 5,871ML)
(to surface water)

Other managed water discharges
15,834ML
(2023: 15,547ML)
(to surface water)

Approach

Responsible water stewardship requires monitoring, measuring and optimising our water withdrawal, its consumption and reuse, and closely managing the quality of water discharge where this is necessary. All our operations adopt a common approach to water management regardless of whether we mine in areas of water scarcity or abundance.

We align our local water management strategies with regional priorities, especially where water sources are shared with social partners, and maintain a comprehensive understanding of water-related risks in the context of the catchment areas in which we operate.

Our Water Management Standard is applicable to all phases of the mining life cycle. Using a water balance model, the standard mandates the comprehensive understanding of water risks and the implementation of tailored monitoring and management plans, supported by context-specific objectives and targets. We also require onsite contractors and subcontractors to adopt this standard.

Performance in 2024

Water balance model

Minimising our consumptive use of water and limiting our need to draw on external water resources requires the reuse of internal sources. Our operations purchase water from water utilities and source water from rivers, lakes and groundwater aquifers.

A core objective for operational water management is the preservation of freshwater sources through water recycling and reuse, as well as the prevention of water resource contamination. This is achieved by either

maintaining zero water discharge from sites, or by treating and releasing excess water from the process circuit, which is typically the case for high rainfall areas.

While mining remains a water-intensive industry, there are only a few production processes in the operation of mines that require good quality freshwater. These include air cooling and ventilation systems in underground mines and gold elution circuits in gold extraction plants.

Our other water requirements can be met with poorer quality water and the bulk of these water needs are met by reused water within closed systems.

Mitigating water-related risks

Our Water Management Standard mandates the comprehensive understanding of water risks within and beyond the mine site and the implementation of tailored management and monitoring plans, that are supported by site-level context-specific water objectives and targets.

Water management risk, which is incorporated within our Enterprise Risk Management system, includes environmental, operational, stakeholder and regulatory perspectives.

In November 2023, the ICMM introduced a Water Stewardship Maturity Framework aimed at assisting companies to enhance their stewardship of shared water resources in ways that are socially equitable, environmentally sustainable and economically beneficial. Developed with input from its membership, the framework broadly aligns with external guidance and reporting initiatives such as GRI, TCFD and TNFD. As a member of the ICMM, we have used the framework to assess opportunities for improving our water stewardship practices.



AGA Mineração, Cuiabá, Brazil

AngloGold Ashanti plc  Sustainability Report 2024

Water stewardship *continued*

Operational water stewardship goals

In July 2024, a Group-wide water stewardship initiative was initiated with the objective of improving cross-functional collaboration in water resource management to develop context-based water stewardship goals at operating sites. These goals reflect each mine's water resource priorities and their unique operational, environmental and social contexts.

Overseen by a newly established Water Stewardship Committee (WSC) that includes regional representatives from our operating regions, the initiative required each operation to identify three value-adding water stewardship goals for implementation and delivery by the end of 2026. Contextualised in project charters and accompanied by associated milestones and measurement metrics, the goals were evaluated and endorsed by a Water Technical Committee in November 2024 and approved by the WSC at year end. The WSC will support the implementation, tracking of progress, delivery against key milestones and attainment of the goals during 2025 and 2026.

Catchment area collaboration

We continue to collaborate with users in various catchment areas via water and community forums. For example:

- In Brazil, both the Cuiabá Complex and the Córrego do Sítio mine collaborate on joint water stewardship through state and regional water basin committees, establishing water consumption reduction targets, and conducting water quality monitoring and spring preservation
- In Ghana, we undertake community borehole water testing and host community feedback

meetings to share and understand the results obtained

- In water stressed locations, such as around our Tanzanian and Guinean operations, we have worked to support access to water for local communities

Our understanding of water stressed areas is informed by the WRI Aqueduct tool. See our *ESG Data Workbook* Areas with *Extremely high (>20%) Unimproved/no drinking water* score when assessed using WRI Aqueduct Water Risk Atlas, and local site knowledge.

Developments in 2024

Heavy rains in East Africa in April 2024, where our Geita operation is based in Tanzania, caused localised flooding at the adjacent/downstream Nyakabale Village. A review of the drainage infrastructure at Geita's waste rock dump, which may have contributed to run-off intensity, is being undertaken in partnership with external stakeholders.

In March 2024, Tropicana in Australia experienced a significant rainfall event, receiving around 312mm of rain in a 72-hour period. The total rainfall for March was 40% higher than the average annual rainfall. Widespread flooding caused several disruptions, including the closure of the main access road, the suspension of open-pit mining, the shutdown of the processing plant and environmental impacts such as hypersaline water being discharged into the environment. Mining recommenced in April once the floodwaters had been sufficiently cleared. Fortunately, upgrades to low-lying sections of the 225km Tropicana access road, undertaken after severe flooding in 2014, enabled the operation to re-open swiftly. See the case study on page *64*.

Looking ahead

In 2025 we will continue to:

- Standardise and co-ordinate our approach to water management across the business
- Roll out site-specific water stewardship goals
- Include water management as a management performance measure
- Collaborate with other stakeholders to improve sustainable water use

Cerro Vanguardia, Argentina

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AngloGold Ashanti plc Sustainability Report 2024

Responsible rehabilitation and closure planning

All mining operations eventually cease. An integral aspect of operating AngloGold Ashanti's mines is ongoing planning for site closure and, where feasible, implementation of concurrent rehabilitation, which is central to AngloGold Ashanti's vision of leaving a positive legacy in the countries and communities where it operates.

Vital to the success of our operations, the land we mine is a borrowed resource that is shared with the communities that neighbour our mines. As its steward, we recognise that we have a responsibility to effectively rehabilitate the sites we have disturbed to an agreed and acceptable level of land use.

Related SDGs

Material issues

- Ensuring the safety and integrity of our tailings storage facilities
- Ensuring effective and responsible rehabilitation and environmental and social closure for post mining communities and to avoid financial liability
- Securing and maintaining our social licence to operate
- Securing the mining and environmental licences and permits we need for uninterrupted and progressive operation

Principal risks

- Adverse regulatory changes to mining rights and adverse fiscal changes
- Possible suspension and/or shutdown of TSFs due to capacity constraints and/or event
- Loss of or threats to social licence to operate
- Inability to meet investor expectations or to mine responsibly (ESG performance)

Disclosure against standards

SASB EM-MM-160a.1: Description of environmental management policies and practices for active sites

SASB EM-MM-160a.3: Percentage of (1) proved and (2) probable reserves in or near sites with protected conservation status or endangered species habitat

GRI 101: Biodiversity 2024

Our commitment

AngloGold Ashanti is committed to responsible mine closure, including rehabilitation and establishing functioning ecosystems as agreed to with host governments, or landowners and social partners. We are committed to play our part in ensuring smooth socio-economic transition to a post mining economy.


Merlin, United States of America

What we measure

4,271	Land rehabilitated (ha)
16,354	Land disturbed and not yet rehabilitated (ha)
$700m	Total rehabilitation liabilities
92%	Operations with biodiversity plans

	Africa	Australia	Americas	Total
Land under management (ha)	207,089	298,870	77,317	583,277
Land rehabilitated in 2024 (ha)	100	0	71	171
Land disturbed and not yet rehabilitated (ha)	7,713	5,260	3,381	16,354



Rehabilitation liabilities per region ($m)

Africa
- Restoration: 263.3
- Decommissioning (2024): 128.3
- Total: 391.6

Australia
- Restoration: 46.6
- Decommissioning (2024): 38.5
- Total: 85.1

Americas
- Restoration: 189.7
- Decommissioning (2024): 58.5
- Total: 248.2

Less equity accounted investments included
- Restoration: 496.5
- Decommissioning (2024): 202.9
- Total: 699.4

- ■ Restoration
- ■ Decommissioning (2024)
- ■ Total



Total amount of land disturbed and rehabilitated (ha)

4,271

16,354

- Total amount of land disturbed and not yet rehabilitated (ha)
- Total amount of land rehabilitated (ha)

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Responsible rehabilitation and closure planning *continued*



Quebradona, Colombia

Our approach

Our approach to integrated closure management is mandated in the Mine Closure Planning Standard, which sets a benchmark across our operations and guides the business in identifying and managing current and future risks and liabilities.

The standard stipulates that closure planning must be undertaken in consultation with stakeholders and is aligned with the ICMM's Integrated Mine Closure Good Practice Guide 2019, which considers environmental, social and economic aspects of mine closure as part of a balanced closure approach. In addition, we use the ICMM Closure Maturity Framework to ensure that closure planning is incorporated, reviewed and improved at every stage of a mine's life cycle.

Each operation is required to develop site-specific closure plans that adhere to the Group's commitments and national regulatory requirements. These plans include social transition planning to minimise adverse impacts and maximise opportunities to create self-sustaining communities through alternative livelihood initiatives and socio-economic development programmes.

Using a risk-based process to identify closure priorities, we expect each operation to incorporate closure studies, technical designs and rehabilitation trials in annual budgets.

All our operations have temporary closure plans (care and maintenance plans) in place for sudden suspension of operations due to issues such as declining commodity prices, rising costs, government policy changes or seismic events. We have also implemented a variety of financial instruments/assurance, including accounting provisions, escrow accounts and bank/insurance guarantees for mine closure that comply with the legislative frameworks of the countries where we operate.

Mine closure planning

AngloGold Ashanti integrates mine closure planning throughout the mine life cycle as follows:

Exploration phase:

Developing a plan and programme for cessation and closure of exploration activities in a manner that complies with local laws and AngloGold Ashanti's mine closure planning standard.



Project phase:

Developing conceptual closure plans and cost estimates for all projects and including them in project feasibility studies, designs and evaluations.



Operational phase:

Developing and periodically updating mine closure plans and cost estimates with increasing levels of detail and confidence over the operational phase as part of the business planning process. Closure plan updates take into account operational conditions, planning and regulatory requirements as well as advances in technology and international industry good practice. Concurrent rehabilitation, which is carried out while a mine is still operational, is a good practice that serves to decrease the final rehabilitation and closure work as well as the ultimate liability.



Closure phase:

Implementing the final closure plan starting at cessation of operations through a period of decommissioning, dismantling and rehabilitation until management of the site is largely limited to monitoring and maintenance.



Performance in 2024

AngloGold Ashanti's operations cover 583,277ha of land. Of the land under our management, 4,271ha is classified as land that has been rehabilitated and four operational sites (Iduapriem, Geita, AGA Mineração, and Serra Grande) owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas.

In 2024, we rehabilitated a total of 171ha of land (2023: 265ha), spending $700m (2023: $625m) on rehabilitation activities.

2024 regional progress

South America

During the year, AngloGold Ashanti Brazil held a successful public hearing for final closure of the historic Mina Velha and Mina Grande underground and surface facilities, which operated from 1834 to 2003. The Closure Plan was voted on by the Mining Chamber of the Environmental Agency and approved unanimously. The agency will follow implementation actions in the coming years. The future use project, Nova Vila, considers a conscious intervention to integrate the area with the surrounding urban area, providing culture, services, and mobility aligned with the historical heritage. The Nova Vila project is at the final approval process by the Archeological Institute (IPHAN) and municipal licencing. Another six legacy mines are under preparation for final closure. A roadmap was prepared to guide the actions and planning to accomplish final closure in accordance with legislation, considering meaningful and adequate use to the community.

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Responsible rehabilitation and closure planning *continued*

Africa

At Iduapriem, the buttressing of GTSF side slope (Phase 1) and vegetation of the top basin was completed, while the Phase 2 buttress is underway. A site-wide mine closure plan was submitted to EPA during the last quarter of 2024.

Obuasi progressed the Pompora TSF closure and completed the geotechnical drilling required for the detailed engineering design. By year end, Obuasi had achieved 97% completion for the Sansu Pit fencing closure and advanced in the social transition process for the Eton Turner Shaft and Tailings Treatment Plant (ETS-TTP) footprint by engaging appropriate regulators and completing governance structure development tasks directed by the regulator. Obuasi further submitted a final completion report for the Boete Dam 1-2 and 5-8 and requested a certificate for final completion from the EPA. A closure step-In application for the South TSF was approved by the regulators and work commenced.

At Geita in Tanzania, the National Mine Closure Committee (NMCC) came to site as part of the review process of the mine closure plan which was submitted to the regulator in December 2023. However, in May 2024 new legislation — the Environmental Performance Bond Regulation — was promulgated. This will impact the way closure plans are developed and reviewed and how the regulatory authority will approve them. The mine is still engaging the Authorities to align on the implementation of the new regulations

and how it will impact the already submitted closure plan.

Our bioremediation project is commencing well and as part of the NMCC directive, a geophysical survey will be conducted prior to commencing with Phase 2 and 3 injection campaigns.

In Guinea, Siguiri has appointed an independent consultant to conduct a study on the impact of ASM on rehabilitated sites. The work involves mapping and estimating the environmental liabilities arising from ASM disturbance on previously rehabilitated areas. This work is expected to be completed during the first quarter of 2025.

Australia

The Department of Energy, Mines, Industry Regulation and Safety (DEMIRS) acknowledged receipt of the Mine Closure Plans (MCP) for both Sunrise Dam and Tropicana in 2024. The DEMIRS response lists areas of the MCP that require further development in the next revisions, due by the end of March 2026 and the end of January 2028 respectively.

Challenges

In Africa, rehabilitation efforts at two operations were thwarted by illegal mining.

In Guinea, a section of the recently rehabilitated Seguelen South waste dump was destroyed by illegal miners, while at Obuasi illegal miners are encroaching the un-relinquished Boete reclaimed

areas. Apart from the Seguelen waste dump, the impact of illegal mining in Siguiri's mine concession is extensive and the report from the independent consultant will assist the mine in engaging with the government to address the damage and map a sustainable way forward.

Permitting of arsenic trioxide vitrification project at Obuasi continues.

At Geita, the delay in securing a rehabilitation contractor solely focused on rehabilitation works has had significant impact on the rehabilitation work scheduled.

Financial provision

In terms of the environmental regulations in the countries where we operate, we are obligated to rehabilitate the land when our mines are eventually closed. In most cases we are required to make financial provisions for such work during the operation of the mine. We closely monitor and manage these mine closure liabilities, reviewing and updating them every quarter.

Mine closure liability estimates are based on legislative requirements, closure plans and designs for mining facilities and infrastructure, as well as the unit costs for the planned implementation activities. Our consolidated Group environmental liability estimates were $700m (2023: $625m) in 2024. The 2024 estimates include the recently acquired Sukari mine.



Looking ahead

In 2025 we will continue to:

- Develop site-specific closure plans that align with the regulatory requirements of the jurisdictions within which we operate
- Mature our risk-based processes related to closure priorities

Cerro Vanguardia, Argentina

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Ensuring best practice governance

Sound governance principles and practices underpin value creation and the long-term sustainability of our business and our relationships with stakeholders, and are crucial to achieving our business objectives and delivering on our business strategy.

AGA Mineração, Cuiabá, Brazil

In this section you will find:

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AngloGold Ashanti plc   Sustainability Report 2024

Business ethics, compliance and disclosure

AngloGold Ashanti subscribes firmly to behaving ethically and abiding by the rule of law in the jurisdictions in which it operates. The Group appreciates that business ethics extend beyond legal compliance, and form the foundation for a transparent, positive work culture.

For an overview of our corporate governance strategy, policies, procedures and practices see our *Annual Report*.

| Related SDGs |  |  |

Material issues

- Social licence to operate
- Licensing and permitting
- Governance, ethics and crisis response
- Geopolitical issues

Principal risks

- Adverse regulatory changes to mining rights and adverse fiscal changes
- Loss of or threats to social licence to operate
- Inability to meet investor expectations or to mine responsibly (ESG performance)

Disclosure against standards

SASB EM-MM-510a.1: Description of the management system for prevention of corruption and bribery throughout the value chain

GRI 2-15: Conflicts of interest

GRI 205-1: Operations assessed for risks related to corruption

GRI 205-2: Communication and training about anti-corruption policies and procedures

GRI 205-3: Confirmed incidents of corruption and actions taken

GRI 14.22: Anti-corruption

GRI 14.24: Public policy

GRI 415: Public policy 2016

Our commitment

AngloGold Ashanti remains committed to the belief that ethical conduct is imperative to preserving trust, which is fundamental to achieving and sustaining our social licence to operate. Both integrity and trust are crucial for advancing our business and ensuring long-term sustainability.



Iduapriem, Ghana

What we measure

Breakdown of Speak-up allegations

	2024	2023
Safety, health and environment	11	17
Irregularities	17	17
Human rights	6	9
HR and misconduct	162	156
Fraud	15	29
Enquiry, crime and theft	15	15
Compliance	5	1
Bribery and corruption	3	3

Outcome of case closures year on year



	2024	2023
Sub judice	1%	2%
Not an AngloGold Ashanti issue	7%	10%
Insufficient information	8%	6%
Allegations could not be proven	8%	7%
Allegations found to be true to some degree	10%	5%
Allegations found to be untrue	38%	27%
Allegations found to be true	29%	43%

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Business ethics, compliance and disclosure *continued*



Cerro Vanguardia, Argentina

Our approach

The Group's geographical spread lends diversity and complexity to its legal and regulatory environment. The Board has oversight responsibility for ensuring that the Company complies with applicable laws and regulations, codes and standards. The Board Committees assist the Board with this responsibility. AngloGold Ashanti's Board is guided by its commitment to ensuring sound governance principles and practices.

Our Code of Business Principles and Ethics, alongside policies such as our Business Integrity Policy, form part of a framework which AngloGold Ashanti adheres to from a governance perspective. The Code, which outlines our expectations for the behaviour of directors, officers, employees, contractors, and consultants, reaffirms our commitment to the highest standards of integrity and ethics in conducting our business. It is also aligned with the laws and regulations of the countries in which we operate.

We maintain a zero tolerance stance toward any form of fraud, bribery and corruption. Our Business Integrity Policy emphasises ethical considerations and defines prohibited conduct.

Together, these documents provide clear direction, and articulate principles that govern our internal conduct, interactions with business partners and stakeholders, and engagements within the communities we serve. We recognise that it is impossible to anticipate every situation, so employees are encouraged to view them as a guiding reference, aligning their actions with our values.

Our Speak-up Group Standard, which was refined in 2023, is supported by a formal Speak-up programme that promotes organisational accountability and individual responsibility. The outcomes of these investigations are communicated to the Audit and Risk Committee and SES Committee semi-annually, and to the Serious Concerns Committee on a quarterly basis.

Performance in 2024

We appreciate our role as a responsible corporate entity and remain committed to transparency and active stakeholder engagement. Our Speak-up programme is aligned with international norms and standards. Speak-up channels are available globally and are administered by an independent third party, Tip-offs Anonymous, and can be accessed via hotlines, email, and web facilities to enable employees and communities to confidentially report issues related to legal non-compliance, fraud, bribery and corruption, human rights infringements, safety, and environmental matters. Reporters can choose to remain anonymous while making a report, over the course of the investigation and after the investigation is finalised. Confidentiality is integral to the Speak-up and investigation process to protect reporters from retaliation. We prohibit and do not tolerate any form of retaliation against anyone who speaks up or against anyone participating in a Speak-up investigation. Anyone involved in retaliation against someone who has spoken up or is participating in a Speak-up investigation may be subject to disciplinary action, which could lead to dismissal.

Work continued on our refined Speak-up programme in 2024. We have implemented a new online case management system to align with ongoing efforts to enhance organisational practices and enable the reporting of misconduct, whether illegal or unethical, in fostering an environment conducive to impartial and objective investigations.

In 2024, 234 reports were received, a slight decrease from 2023 when 247 reports were received.

Conflicts of interest

Our Code, Business Integrity Policy and Conflicts of Interest Group Standard highlights the importance for employees to avoid situations in which the interests of AngloGold Ashanti and their personal interests, or the interests of our family or friends, conflict or may be perceived to conflict, or make it difficult to perform work objectively and effectively.

To avoid and manage potential conflicts of interest, we have put in place:

- Mandatory disclosure of any actual or perceived conflict of interest using the online conflicts of interest register by our employees and suppliers, which are reviewed and managed by management. Employees are prohibited from discussing, negotiating, influencing or making decisions on any activity in which they have, or might be perceived to have, a personal interest

- Continued training awareness of the Conflict of Interest Group Standard through induction, our Conflicts of Interest Guidance and online training

- Continuous monitoring and assessment of our gifts, hospitality and sponsorships and conflicts of interest online registers

- Third party due-diligence process for both suppliers and third party agents and intermediaries

Assessing operations for risks related to corruption

All our operations were assessed for risks related to bribery and corruption in 2024. Group Compliance assesses, manages and mitigates corruption risks, with a variety of policies, standards and procedures and our compliance framework in place. Group Compliance also participates and conducts combined assurance audits of alignment with our anti-corruption-related policies across all operations. Such audits are conducted on an annual basis.

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Business ethics, compliance and disclosure *continued*

Training and communication

During 2024, we undertook activities aimed at training and providing awareness on anti-corruption policies, standards and procedures. Key among these activities were:

- The global rollout of new Ethics and Compliance online training to all employees and part-time employees with computer access, including Executive and Non-Executive Directors. The training focuses on compliance policies, standards and procedures to manage and mitigate the risk of bribery and corruption and covers our values, our Code and key compliance standards on anti-bribery and anti-corruption, conflicts of interest, gifts and hospitality, third parties and intermediaries, and Speak-up

- Formal compliance newsletters, global briefs and guidance were released Group-wide focusing on different compliance aspects including anti-corruption, Speak-up, conflicts of interest, political activities and other compliance policies and standards and procedures. These also included "Tone from the top" messaging from leadership

- All new employees and part-time employees underwent induction training on our Code and ethics which includes anti-corruption as part of their onboarding

- Risk-based face-to-face training to a subset of employees and part-time employees (e.g. in procurement, government relations functions)

- Training to contractors on our Code of ethics which includes anti-corruption as needed based on risk

- A survey was launched to assess employees' level of understanding of compliance and Speak-up standards and procedures



Looking ahead

In 2025, we intend to:

- Increase training and awareness efforts across the business in the form of online training, induction and communication via newsletters and global briefs

- Continue monitoring and strengthening controls to prevent and detect risks, including fraud, bribery and corruption risks

- Continue to support the embedding of Group policies, standards and procedures across the Group

- Enhance our regulatory horizon scanning to track and monitor upcoming laws and regulations by country

- Continue assessing business units for risks related to bribery and corruption, including as part of our combined assurance audit programme

- Continue development of a compliance programme aligned with best practice principles such as the US Foreign Corrupt Practices Act and UK Bribery Act

- Further enhance our Speak-up case management platform to improve both the process and automation

Obuasi, Ghana

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Business ethics, compliance and disclosure *continued*

Case study:

Barminco partnership yields results at Sunrise Dam

Contractors form a large part of our Company and play a pivotal role in upholding our purpose and we nurture all our relationships with our partners to ensure they share the same values.

Sunrise Dam in Western Australia has built a longstanding, mutually respectful relationship with Barminco, the underground mining contractor at the mine for over 20 years.

Barminco was established over 30 years ago. Today, the company is part of Perenti, an ASX-listed, diversified mining services group specialising in underground mining, as well as a few surface projects.

Sunrise Dam is Barminco's largest Australian contract, with over 330 people working at the site and producing approximately 2.6Mt per year. Over the years, the companies have developed an alliance that speaks to our refreshed values, namely safety, respect, excellence and collaboration. The company has developed a working model called the 'Sunrise Alliance', which underlines our commitment to collaboration and the importance of working together.

Central to the successful collaboration between AngloGold Ashanti and Barminco at Sunrise Dam is the fact that we are a cobranded team working together to mine efficiently, sustainably and with the goal of growing through innovation. This underscores our overall supply chain approach – collaborative, innovative and engaging. The cobranding extends beyond our agreed way of working, even corporate livery is cobranded with both logos to further embody this sentiment.

Currently, we are working with Barminco and Sandvik to develop electric underground haul trucks with decarbonising efficiency. Both AngloGold Ashanti and Barminco are excited about this project and hope that together we can harness the advantages of new and improved technology to take our vision of being a leading mining company to the next level.

Watch to see the trial results and hear the direct feedback from the AngloGold Ashanti and Barminco teams as they test the TH665B, the largest battery electric truck at Sunrise Dam, Australia: *TH665B battery electric truck success at Sunrise Dam, Australia*



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AngloGold Ashanti plc



Sustainability Report 2024

Navigating geopolitical matters and government relations

Navigating political and regulatory uncertainty remains of importance to AngloGold Ashanti's ability to secure long-term growth, and has the potential to jeopardise business continuity within a jurisdiction.

Political, social and economic uncertainty can result in mismatched expectations and a lack of trust.

Material issues

- Social and legal licence to operate
- Governance, ethics and crisis response
- Geopolitical issues

Principal risks

- Adverse regulatory changes to mining rights and adverse fiscal changes
- Loss of or threats to social licence to operate
- Inability to meet investor expectations or to mine responsibly (ESG performance)

Disclosure against standards

SASB EM-MM-510a.2: Production in countries that have the 20 lowest rankings in Transparency International's Corruption Perception Index

GRI 2-27: Compliance with laws and regulations

GRI 415-1: Political contributions

GRI 14.25: Conflict-affected and high-risk areas

Related SDGs













8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
11 SUSTAINABLE CITIES AND COMMUNITIES
16 PEACE, JUSTICE AND STRONG INSTITUTIONS

Our commitment

AngloGold Ashanti strives for open, collaborative and mutually respectful relationships with national, regional and local government authorities, founded on integrity and transparency. We remain dedicated to promoting shared value among our operations and stakeholders, particularly those communities in close proximity to our assets.

Siguiri, Guinea

Our approach

In ongoing efforts to navigate political and regulatory uncertainties, building and maintaining trust across stakeholder groups is critical.

To do this, AngloGold Ashanti demonstrates good citizenship and attempts to proactively manage challenges. We employ a comprehensive approach, and strive to operate within the letter of the law, engage stakeholders, achieve compliance, and meet local employment and procurement commitments. We are guided by the work of other intergovernmental organisations such as the Intergovernmental Forum on Mining, Minerals, Metals and Sustainable Development and the Organisation for Economic Co-operation and Development (OECD).

We work alongside stakeholders to co-determine mutually beneficial initiatives and outcomes. This includes collaborative efforts with community leaders, national and local governments, and civil society organisations.

We engage on an ongoing basis with communities and governments, with a focus on competency, value creation and sharing, which, along with co-creating solutions with communities, are key strategies to maintain and increase trust levels.

We actively support government-backed initiatives aimed at formalising ASM in Guinea, Tanzania, Ghana, and Colombia.

AngloGold Ashanti actively supports the EITI. This underscores our belief that earning and sustaining our social licence to operate necessitates partnerships with government and community stakeholders in our operational countries, contributing to their long-term sustainability.

Our tax strategy, which is approved by the Board, articulates our commitment to contributing tax revenues to the economies of the nations where we conduct business and our adherence to transparent tax management practices. Our approach aligns with the ICMM's Mining Principles and incorporates the organisation's updated position statement on the transparency of mineral revenues.

What we measure

We assess and track potential risks by analysing the political frameworks of the countries in which we operate, and monitoring/ensuring:

- Our societal contribution as a responsible corporate citizen
- The integrity of our value chain, especially local procurement
- Innovative business and operating model design
- Leveraging existing capabilities for economic succession
- Skills development, localisation and talent management
- Meaningful communication and engagement

A risk-based approach is applied to third party agents and intermediaries, requiring their adherence to AngloGold Ashanti's anti-bribery and anti-corruption standards and procedures, which includes the disclosure of their payments to government officials. These processes are assessed as part of the site reviews conducted by the compliance team during combined assurance reviews. On a quarterly basis, sites report on payments to the country or regional audit committees. Information is consolidated for reporting to the Serious Concerns Committee.

Payments to government ($m)	2024	2023
Argentina	89.6	96.2
Australia	173.4	72.1
Brazil	103.2	94.1
Colombia	6.7	36.5
DRC	129.6	94.3
Ghana	174.8	144.5
Guinea	76.0	61.4
Tanzania	267.4	214.7
USA	13.6	18.9

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AngloGold Ashanti plc

Sustainability Report 2024

Navigating geopolitical matters and government relations *continued*

Performance in 2024

Geopolitical risks have the potential to significantly influence economic growth, inflation, financial markets, company performance and supply chains among others. Elections dominated much of the 2024 political stage, with elections in the US, UK, South Africa and Ghana. Tanzania, Guinea (*pending successful constitutional referendum*) and Australia will hold their presidential and federal elections respectively in 2025.

The year in review also bore witness to several significant global political shifts, highlighting a world marked by rising nationalism, intensified conflicts, and shifting alliances. Conflict in the Middle East has the potential to impact that region, Africa, the USA and Europe. Persistent and violent extremism in the Sahel region threatens to exacerbate security and cause humanitarian impacts in the region and beyond. The influence of the BRICS alliance (including Brazil, Russia, India, China, and South Africa) continues to grow, particularly after the Kazan summit in Russia.

Markets initially reacted positively to the incoming US President Trump, with both Dow Jones futures and the Dollar Index seeing a rally. However, increased geopolitical tensions are expected in China, Iran, Ukraine, and Latin America.

In the DRC, Guinea, and Tanzania, the political landscape remains complex. Stability, economic growth, and effective governance continue to be key priorities for AngloGold Ashanti.

AngloGold Ashanti adopts a pragmatic, comprehensive approach to managing and mitigating geopolitical risks through transparent, collaborative engagement with the communities and governments in the jurisdictions where we operate. Engagement and collaboration between management, government authorities and community and civil leadership is undertaken in all the jurisdictions in which we operate, and focused multi-stakeholder forums, both internal and external, remain in place to ensure open and honest communication while seeking sustainable solutions to issues raised.

Delays in Ghana

The requisite approvals by the Government of Ghana for the proposed joint venture between Gold Fields' Tarkwa Mine and AngloGold Ashanti's Iduapriem Mine, announced in March 2023 have not yet been received.

AngloGold Ashanti and Gold Fields continue to believe that a combination of the two neighbouring mines into a single managed entity is compelling, given that it is anticipated to extend life of mine, increase production and lower costs, creating value for all stakeholders. In the absence of the requisite approvals from the Government of Ghana and clear timelines for execution of an agreement, Gold Fields and AngloGold Ashanti will maintain engagement in relation to a potential asset combination while separately continuing to pursue improvements to their respective assets.

Engagements in Tanzania

Following engagements with the Government of Tanzania, our Special Mining Licence (SML) at Geita was renewed by the Tanzanian Mining Commission in August 2024 for a further period of 15 years.

Gold Bar Integrity platform

As a member of the World Gold Council and in line with our commitment to improve transparency across our gold supply chain, AngloGold Ashanti joined the Gold Bar Integrity (GBI) platform in 2024, hosted by software provider Axedras and appointed by the LBMA as the official service provider for the GBI Database. The GBI forms part of a broader initiative, spearheaded by the World Gold Council, to provide assurance of the provenance of responsibly mined gold. The project is progressing well: our African business units completed training and started using the platform during Q4 24; other sites are scheduled to roll out training and use of the platform during 2025. The GBI will further enhance our compliance with the WGC Conflict-Free Gold Standard (CFGS), which we assess on an annual basis (*2023 Conflict-Free Gold Report*).

Managing and reporting on requests from government

Effective management of requests from government departments and officials is a potential compliance risk at AngloGold Ashanti.

To navigate this risk, a comprehensive approach is employed, incorporating Group policies, site-specific procedures, various training methods (both online and face-to-face), quarterly reviews of books and records, scrutiny of payments, on-site compliance risk assessments, and communication initiatives to enhance awareness.

Procedures tailored to each country address potential risks, providing guidance on interactions with government officials. These procedures ensure the documentation of payments to government departments, officials, or other stakeholders. Additionally, country-specific government payment procedures and petty cash policies are aligned with local policies and procedures. We also completed several external regulatory declarations, including the Modern Slavery Statement, Dow Jones declaration, South Africa B-BBEE 2022 review, WGC and ICMM declarations. These reviews and declarations led to an improvement in the Company's Dow Jones rating and an improvement in its B-BBEE ratings. The only country in our portfolio listed in the lowest 20 rankings in Transparency International's Corruption Perception Index in 2023 was the DRC. While AngloGold Ashanti does not manage operations in the DRC, we do hold a 45% stake in Kibali, which is managed by our partner, Barrick.



Looking ahead

Our focus will remain on geopolitical developments in the jurisdictions where we have assets, as these arise. We will continue to engage with our multiple stakeholders through open and meaningful discourse to maintain our social licence to operate.

AGA Mineração, Cuiabá, Brazil

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AngloGold Ashanti plc



Sustainability Report 2024

Responsible and secure sourcing and local procurement

As a global company operating in many diverse jurisdictions, we procure from and engage with a broad range of entities, both large and small.

Our approach to our supply chain goes well beyond conventional considerations of cost and quality, and we are concerned with the labour, ethics and environmental practices of our direct and indirect suppliers.

We recognise that having access to economic opportunity, either through employment or business opportunities, can be life-changing to local communities, reducing poverty and inequality, while creating sustainable economic growth. We believe that focusing on procuring locally is an important aspect of creating value for our host communities and addressing the issues that impede domestic industry development and growth.

Related SDGs

  

Material issues

- Social licence to operate
- Licensing and permitting

Principal risks

- Adverse regulatory changes to mining rights and adverse fiscal changes
- Loss of or threats to social licence to operate
- Inability to meet investor expectations or to mine responsibly (ESG performance)
- Adverse gold and commodity prices, and currency movements

Disclosure against standards

SASB EM-MM-510.a: Description of the management system for prevention of corruption and bribery throughout the value chain

GRI 14-9: Economic Impacts

GRI 14-10: Local Communities

GRI 14-19: Forced labour and modern slavery

GRI 14-21: Non-discrimination and equal opportunity

Our commitment

We ensure responsibly sourced products, and expect the same commitment from those we procure from. We also support local procurement as far as possible, by collaborating with local businesses and communities.



Obuasi, Ghana

What we measure

Vendor evaluations undertaken

2024	663
2023	770
2022	615
2021	87
2020	51

New vendors evaluated (%)



- 1%
- 32%
- 10%
- 57%

- Americas
- Australia
- Africa
- United Kingdom

Our approach

Responsible sourcing, value chain strengthening and local procurement

We commit to responsible sourcing – going beyond the conventional considerations of cost and quality, and investigating the labour, ethics, and environmental practices of our direct and indirect suppliers.

We support our suppliers in conducting their business with respect for human rights and engage in inclusive procurement practices by collaborating with local businesses and communities. We prioritise employing individuals from communities surrounding our operations.

Our global procurement activities adhere to a stringent governance policy, holding suppliers to the same ethical standards expected from our internal operations. Suppliers are required to commit to our Supplier Code of Conduct, aligning their businesses with our policies and ethical codes related to human rights, labour relations, employment practices, environmental standards, anti-bribery and corruption policies, and safety procedures.

Our Supplier Self-Assessment Questionnaire serves as a process for the registration and disclosure of supplier information before contract award.

Supplier self assessment

Our Supplier Self-Assessment Questionnaire was amended during 2024 to request additional information to enable us to highlight:

Export control and sanctions risks

This means, among other things, identifying organisations or any of its ultimate beneficial owners or any person who directly or indirectly controls the organisation which have been identified on a country, regional, local or provincial government restricted party list; or

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AngloGold Ashanti plc

Sustainability Report 2024

Responsible and secure sourcing and local procurement *continued*

located, organised, or ordinarily resident in a jurisdiction subject to comprehensive sanctions; or owned or controlled by, or acting on behalf of, a sanctioned government.

Women ownership and empowerment ratios, and enterprise development

We also introduced formal processes to track and report on women ownership and empowerment ratios and enterprise development initiatives.

Combating bribery and corruption and conflict of interest

We combat bribery and corruption through our Anti-Bribery and Anti-Corruption Standard, guiding employees and suppliers in upholding non-negotiable values. The updated version of the standard was published during 2024, reinforcing our dedication to ethical practices. Similarly, the Conflicts of Interest Standard mandates disclosure of any conflicts related to procurement activities. An updated version of this standard was also published during 2024.

Local procurement

Our local procurement programmes demonstrate partnerships with locally owned and operated companies. We published our framework and guideline on local business development during 2024 to formalise the process through which we contribute to local business development through local procurement, creating both economic and social value.

In cases where international firms are involved, they are encouraged to establish a local presence through in-country operations or local joint ventures. While regulatory requirements do not mandate local procurement in Australia and Brazil, we actively seek local partners in these

jurisdictions. Although our primary listing moved to the NYSE in 2023, we maintain a secondary listing on the JSE, and remain committed to supporting both legacy and other initiatives in South Africa.

Targets are established to drive continuous improvement in local procurement for each country, recognising that capacity building in each jurisdiction requires time. Our sourcing and adjudication process prioritises local suppliers, with a preference for in-country partnerships.

As a signatory of the UN Women Empowerment Principles and Global Compact, we integrate these principles into our procurement requirements. While woman ownership and empowerment ratios were not tracked in all our jurisdictions, changes were introduced in the vendor onboarding process during late 2024 where these metrics will be tracked and reported going forward.

Vendor evaluations

During the reporting period, we completed 663 vendor evaluations, representing approximately 88% of our 2024 new vendor onboarding requests. This excludes re-evaluations of existing vendors, which are conducted regularly, and once-off vendors that do not complete supplier assessment questionnaires.

The number of vendor evaluations performed during the year depends on (1) the volume of new vendors onboarded during the year, (2) the period of follow-up review scheduled for existing vendors since their previous review, (3) maintenance of vendors in the vendor master database (e.g. deactivation, blocking, removal and addition of vendors), (4) the impact of the status of operations within the company (e.g. operations acquired, being placed on care and

maintenance or sold, thereby increasing or decreasing the number of vendors on the database) and (5) the capacity of the global vendor management team to perform vendor evaluations during the year.

To protect the interests of AngloGold Ashanti, vendors who do not complete the vendor evaluation process, cannot be permitted to do business with the Company.

However, in the Company's transition to the new Ariba system as part of its global source to invoice process initiative, and the go-live of the supplier module for the Australia, South Africa and North America regions during February 2025, suppliers are being invited to register onto the new platform. Other regions across the globe will follow suite in line with the project flight plan. The registration on the new platform will improve the vendor evaluation process and the ability of the vendor management team to perform vendor evaluations.

If suppliers elect not to migrate to the new Ariba system, an escalation process will be introduced to encourage the migration take-up rate and to ensure a continued relationship between AGA and the supplier.

Enterprise development

In 2024, 36 supplier enterprise development initiatives were completed, including 24 relating to assistance in developing skills and mentorship interventions, four relating to providing suppliers with support to improve basic controls and financial management skills and eight relating to supplier training initiatives. Also during 2024, 35 supplier development initiatives were completed including four relating to assistance to suppliers to improve their processes, productivity and efficiency, 21 relating to developing skills and mentorship interventions, four relating to

providing suppliers with support to improve basic controls and financial management skills and six relating to supplier training initiatives. All of these were provided in the African region.

Inclusive employment and procurement

Our sites offer valuable employment and procurement opportunities to our host communities. We support inclusive procurement practices and actively collaborate with local businesses and communities, prioritising the employment of people from the communities surrounding our operations.

In 2024, AngloGold Ashanti's commitment to sourcing goods and services locally resulted in a total expenditure of ~$4.26bn[**], encompassing both operational and capital expenditure (2023: $4.3bn). This accounted for 92% of the total procurement spend for the year.
*** Excludes Centamin*

We follow local employment procedures and programmes and seek to ensure we meet the regulatory requirements in our employment practices across the Group. One of our main value-sharing initiatives, which has improved both the quality of life of our host communities and our social licence to operate, is sourcing talent from nearby areas. Our hiring efforts are only one aspect of our employment localisation initiatives; we have also made a deliberate effort to use our contractors to uphold our commitment to using locally available skills. Our efforts in Ghana, Tanzania, and Guinea have shown a greater beneficial impact, with a greater number of local youths consistently securing temporary jobs.

Measuring progress

We actively track and report on the top 50 strategic suppliers from a higher risk perspective.

This is consistent with the approach that we have followed during 2023.

In 2024, 65 on-site supplier technical visits were completed, including seven in Brazil, 30 in South Africa and 28 in Guinea. All of these assessments were conducted by internal Company resources and three of these visits were performed in Guinea based on ISO 9001 guidelines, two of these technical visits related to suppliers which form part of the top 50 strategic Brazilian suppliers, and corrective actions were introduced for both of these suppliers. Based on the outcome of the technical visit to the wider vendor population, corrective action plans were introduced with five and 30 suppliers, in Brazil and South Africa, respectively.

Ethical due diligence

In 2024, the Company experienced both positive and negative topics from a vendor management perspective, such as extreme weather conditions impacting our supply in Australia as a negative. A positive included the introduction of a new supply chain operating model which facilitated collaboration between our global and regional supply chain teams.

Managing supplier risk

In 2024, 88% of suppliers were screened using human rights priorities.

While we do receive some risk assessment information from our external independent market intelligence provider and some supplier risk assessors, the outcome of those findings is weaved into the internal assessment process, which is consistent with the manner in which assessments have been performed historically.

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AngloGold Ashanti plc

Sustainability Report 2024

Responsible and secure sourcing and local procurement *continued*

Top 50 vendors – freedom status summary


16%
9%
75%
Free
Not free
Partially free

Top 50 vendors – cyber risk summary


30%
33%
2%
7%
28%
Very low
Low
Medium
High
No rating

AngloGold Ashanti expanded on the market intelligence service offering to include the performance of selected supplier risk assessments to augment the current existing internal process.

The supply chain function has a strong supply chain leadership team, and regional and site supply chain teams as support. These teams' roles are supported by functional disciplines, including Compliance, Risk, Finance, Internal Audit, Safety, Health and Security as well as by business stakeholders.

Principal concerns of suppliers in 2024 included:

- Responsible sourcing
- Procurement opportunities
- Localisation
- Supply chain risks, including modern slavery and labour rights abuses
- Supplier relationship management
- Supplier performance
- Contractor management
- Contract management
- ESG performance monitoring
- Promotion of transparency and access to information

We evaluate our top 50 strategic suppliers according to production, cyber and country risks, as well as adverse media.

Results for 2024 indicated that 74% of suppliers are located in countries/regions that are considered free, where the civil liberties of its citizens are protected, while 16% are considered partially free (citizens have some political rights and civil liberties) and 9% not free, where citizens have no political rights or civil liberties.

Also, 61% of suppliers presented low to very low cyber risks, with 7% and 2% presenting medium and high cyber risks respectively; 30% of suppliers do not have a cyber risk rating.

Performance in 2024

The Company is actively working towards improving the responsible sourcing and local procurement processes, and significant progress has been achieved during 2024. We progressed on the standardisation of the supplier life cycle, procurement, and contract management processes, with advancements in the design and implementation of the SAP Ariba system to accommodate these processes.

We also published our framework and guideline on local business development. Localisation spend and spend rate for 2024 amounted to $4.26bn** and 92%, respectively. We continue to track the SAP Ariba implementation project deliverables within agreed time frames.

***Excludes Centamin*

Some of the targets and progress achieved in 2024 included the implementation and development of the programme, so as to assign the right resources, and prioritise tracking and measuring gender diversity in the supply chain group. We identified 103 women in the supply chain to participate in the Bravo programme. We engaged with culture and capability on topics related to training and gender diversity.

Development of the local content strategy, approach, and process within Global Supply Chain was initiated in 2024, and the localisation framework was completed, rolled out and released publicly. Work continues to develop the design of the future framework for categorisation and triage all requirements in the meantime to meet compliance and external reporting requirements.

We altered the existing market intelligence service offering to assess, track and report risks (modern slavery, cyber, country, political, category, financial, adverse media, ESG, production, localisation, market capitalisation, D&B rating, Creditsafe, etc.). We have initiated work on the development of contracts and contractor management metrics, management process, tracking and reporting, and belief audits are underway to define a target state governance model and identify value opportunities.

Looking ahead

The focus during 2025 and beyond is expected to relate to the migration of the supplier life cycle, procurement, and contract management processes from SAP ECC to SAP Ariba in a standardised global system, governed by standardised global processes, with some regional nuances where necessary.



Nevada, United States of America

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AngloGold Ashanti plc   Sustainability Report 2024

Cybersecurity

While the mining industry has traditionally been focused on securing its physical assets and production, the evolution of technology has forced companies to extend their security practices to digital spaces.

Our adoption of comprehensive and robust protocols and systems is necessary for business continuity, the safety of our employees and protection of data and information.

Material issues

- Security and cyber safety
- Governance, ethics and crisis response

Principal risks

- Adverse implications of digital breaches for reputation and operations
- Loss of or threats to social licence to operate

 

Related SDGs

16 PEACE, JUSTICE AND STRONG INSTITUTIONS



Our commitment

At AngloGold Ashanti we are committed to integrating cyber safety into our overall safety and security processes to protect the business and the safety, security and privacy of our stakeholders. We ensure that our employees, contractors and suppliers are constantly aware of potential risks and have the necessary training to identify and mitigate these.

Quebradona, Colombia

Cyber outcomes

0	Material cyber incidents in 2024
98+	A grade cybersecurity score
100%	Active employees and contractors who completed quarterly cyber awareness training

Our approach

AngloGold Ashanti is dedicated to ensuring the effective and responsible use of information operational technology across its operations. Digital technology governance forms an integral part of our overall governance system. We have adopted best practices from leading frameworks and standards, including (COBIT, NIST, COSO, ISO 31000, and ISO 27000). These frameworks guide our digital technology governance processes and policies, resulting in a robust and comprehensive approach to technology management.

We ensure that the controls required in support of our compliance with the Sarbanes-Oxley Act (US governance controls required under our US listing) are in place.

To mitigate cybersecurity risks, our approach prioritises ongoing investment in technology while emphasising the importance of cybersecurity awareness and training for all employees and contractors. Recognising that human error often represents the greatest risk, our robust policy framework, governance practices, and business operating processes are designed to create a secure working environment. These measures equip staff with the knowledge and skills needed to maintain high levels of cybersecurity.

Performance in 2024

Cybersecurity is a high-risk area due to the increasing frequency and sophistication of threats. To address this, we strengthened several governance, risk management, and compliance initiatives to safeguard against cyber risks and ensure the confidentiality, integrity, and availability of our data and digital systems. The Board delegates the oversight of cyber security to the Audit and Risk Committee.

Our cybersecurity infrastructure comprises a comprehensive defence programme and an around-the-clock Cyber Security Operations Centre to ensure vigilant threat and vulnerability identification and management. We collaborate with regulators, industry associations and service providers to enhance our cybersecurity capabilities and resilience.

Strict adherence to compliance and governance standards is enforced through our standard operating procedures while the prioritisation of awareness training has helped us empower our employees with the tools and knowledge necessary to identify and mitigate cyber threats.

Continuous improvement

As part of our ongoing commitment to bolstering cyber resilience, significant advancements were made in our operational technology programme in 2024. A comprehensive global review of all operational sites provided valuable insights into embedded cyber risks within our operational systems. This review was conducted using a sophisticated security monitoring tool and the findings have advanced our understanding and prioritisation of operational technology cyber risks and their mitigation.

Our focus on sustainable, proactive measures to enhance cyber protection allowed us to maintain

an A grade of 98 or higher on our Security Posture Score (which reflects our overall cyber security strength and readiness) in 2024.

Monthly cross-departmental risk management meetings and a refined cyber risk register were central to the maintenance of this score, other key initiative included:

- Global network segmentation
- Global mobile phone management programme
- Reviewing and improving digital technology standards to strengthen data breach incident responses
- Risky and low reputational application control for both installed and web-based systems
- Privilege access restrictions to reduce exposure through common user access channels and accessibility rights
- Annual external penetration tests and monthly internal phishing simulations
- Enhanced cyber safety awareness training programmes

A vital part of our cybersecurity strategy is the management of cybersecurity threats from third party service providers. Having subscribed to well-established management solutions to fortify our oversight of third party cyber risks within our vendor network, we initiated a process to include a cybersecurity clause in new vendor contracts. For contracts that were in place prior to this, we expect to incorporate cybersecurity clauses upon contract amendment and/or renewal.

These clauses underpin our proactive approach and will ensure that the roles and responsibilities in managing cybersecurity threats are established at the inception of these commercial relationships.


Cybersecurity continued

Embedding a cyber safety culture

Recognising that human error often represents the greatest risk and that the effectiveness of our defence hinges on the vigilant participation of all members of our organisation, we extended our operational measures to include a human risk platform. This platform evaluates the effectiveness of our cybersecurity training by analysing campaign responses, categorising users by risk levels, and identifying high-risk individuals, acting as a gauge of the Group's cybersecurity posture.

Working with the concept of establishing a 'human firewall', we revitalised the cyber safety strategy in 2023 and launched a campaign aimed at cyber risk identification and mitigation at an individual employee level.

As a way to embed a cyber safety philosophy within the Group, we rolled out a dedicated campaign stressing the importance of individual hyper vigilance, reporting and sharing best practice. This was supported by the introduction of compulsory cybersecurity training for all employees, which continued to be rolled out in 2024. By the end of 2024, 100% of employees had undergone training.

The intention is to ensure that our cyber safety culture makes us cyber secure and cyber resilient.

Looking ahead

In 2025, we aim to:

- Increase our information and operational technology Security Postures to address emerging threats and technologies
- Expand visibility and management of operational technology security to ensure operational integrity
- Extend our manage, detect, and respond capabilities across information and operational technology environments
- Reinforce our cybersecurity governance framework by aligning with industry best practices and facilitating seamless integration with broader governance structures
- Increase user awareness through training and targeted campaigns

Quebradona, Colombia

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AngloGold Ashanti plc

Sustainability Report 2024



Cybersecurity continued



Obuasi, Ghana

Case study:

Become vigilant: Championing cybersecurity awareness, together

As our operations and workforce have become increasingly digitised, we are committed to protecting our assets, operations, and reputation from cyber threats through the safe and responsible use of technology. Recognising the critical role of cyber safety in our ESG considerations, we strive to manage this area effectively to mitigate risks, comply with regulations, and maintain stakeholder trust to deliver long-term shareholder value.

In 2024, we revitalised our cybersecurity strategy through targeted initiatives, promoting a culture of vigilance and awareness across the organisation. At the heart of this effort was the slogan: “Become vigilant” which aims to embed a cyber safety awareness philosophy.

The initiative included awareness training, regular communication on best practices, and a continuous evolution of our strategy to stay ahead of emerging threats.

Our cybersecurity initiative featured various campaigns and we developed diverse digital and other materials to reinforce our philosophy of vigilance and awareness. These efforts reached our global operations and were translated into multiple languages.

Key materials included:

- **Digital wallpapers:** Designed as teasers to create awareness and encourage alignment
- **Cyber safety directive posters:** A comprehensive summary and 23 individual directives with accompanying artwork
- **Screensavers:** Eye-catching designs reinforcing cyber safety messages
- **Frequently Asked Questions (FAQs):** Accessible guides to address common concerns and queries

Cyber awareness training is now mandatory at AngloGold Ashanti. All employees and contractors are required to complete courses within designated periods, ensuring a shared understanding of the importance of cyber safety.

Through our Cyber Safety SharePoint platform and digital materials, employees are encouraged to act vigilantly, report suspicious behaviour, and support the safeguarding of our operations. Encouragingly, metrics show that from Q1 2023 to Q1 2024 the campaign achieved a remarkable 62% improvement in the time it took to achieve a 100% completion rate, demonstrating a significant shift in employee engagement and overall cyber awareness.

















Meet Max,
Max says:
Max says:
BECOME VIGILANT
Don't get caught off guard by cyber threats
Stay informed, stay safe

Introducing Max, our Cyber Safety mascot

Leading the campaign is Max, our spirited meerkat mascot.

Meerkats, known for their intelligence and social behaviour, live in clans and exhibit constant vigilance by having a member on guard to protect the group. Max embodies these qualities, symbolising our commitment to collective security and awareness.

The Max the Meerkat mascot idea came about during a site tour, when AngloGold Ashanti staff saw a mob of meerkats foraging. While most of the mob focused on finding food, several meerkats stood tall, scanning the surroundings for potential threats.

Recognising the parallels between the vigilant meerkat and the need for constant vigilance in the cybersecurity realm, the cyber team chose Max the Meerkat as the mascot for its safety awareness initiative. The campaign made use of creative visual branding and targeted communications and Max plays the part of a symbol of proactive awareness and teamwork. It also emphasised that every employee and contractor could act as a ‘lookout meerkat’, fostering a culture where reporting suspicious cyber activity is second nature.

The campaign’s framework focused on the following:

- Shared responsibility and vigilance
- Communication and co-ordination
- Proactive training and education
- Role specialisation and support
- Building a culture of trust and awareness



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AngloGold Ashanti plc

Sustainability Report 2024

Centamin sustainability update



In November 2024, AngloGold Ashanti acquired Centamin plc in a US$2.2bn transaction.

Centamin is the operating partner of Sukari gold mine in Egypt, and holds several exploration leases in that country as well as projects in Côte d'Ivoire.

The Sukari gold mine (Sukari), located within the Egyptian Nubian Shield, approximately 700km south of Cairo and 25km from the Red Sea, is Egypt's first modern gold mine. Following this acquisition, AngloGold Ashanti's total gold production is expected to exceed 3Moz annually. As the acquisition was concluded late in 2024, the focus for 2025 will be on aligning reporting metrics, which will be integrated into the next reporting cycle. Additionally, the focus for 2025 will be to gain insight into and learn from the culture, systems, and processes at each of Centamin's assets, while identifying overlaps and gaps with AngloGold Ashanti's policies and standards.

For the purposes of this Sustainability Report, we have included a summary of Centamin's sustainability priorities and the Centamin ESG data can be found in a separate tab in the ESG Data Workbook. The Centamin narrative, data, and information included in this report have been internally verified for quality but have not undergone external verification or auditing. Another key focus for 2025 will be to ensure that the integrated qualitative and quantitative information in the 2025 reporting cycle undergoes external verification and auditing.

Sukari, Egypt

Performance at a glance	
The below 2024 performance data includes: Ampella, EDX, Sukari and Corporate.	
2024 target	**2024 performance**
Safety, health and wellbeing	
Zero fatalities in the workplace	**Achieved – 0 fatalities**
25% reduction in LTIFR (compared to the three-year weighted trailing average)	**Not achieved – Increase in LTIFR to 0.49 per 1 million hours worked**
25% reduction in TRIFR (compared to the three-year weighted trailing average)	**Achieved – TRIFR = 1.48 per 1 million hours worked**
Reduction in time to close-out reported hazards (year on year)	**Not achieved – 1.89 days to close-out reported hazards (2023: 1.16 days)**
Our people	
>90% national employment rate	**Achieved – 96.5% national employment rate**
>35 hours total training hours per employee headcount	**Not achieved – 31.3 hours total training per employee**
>80% of leadership roles held by national employees	**Achieved – 84% of leadership roles held by national employees**
4.1% female representation in the workplace	**Not achieved – 4.09% female representation in the workforce**
Average time to close grievances <25 days	**Achieved – 100% of grievances closed within 25 days**
Social and economic partnership	
1% of profit community investment	**Not achieved – $566 000 spent on social investment**
>80% national procurement spend as a percentage of total expenditure	**Not achieved – 73% national procurement spend (2023: 81%)**
'High risk' suppliers subject to ESG due diligence	**Achieved – 100% of 'high-risk' suppliers subject to ESG due diligence**
Environment	
Zero reportable environmental and community incidents (category 4 and 5 incidents)	**Achieved – 0 reportable environmental and community incidents (category 4 and 5)**
25% reduction in ESIFR on the three-year weighted trailing average	**Not achieved – 9.8% reduction in ESIFR per 1 million hours worked**
Increase water reuse as a percentage of total water consumption year on year	**Achieved – 43.9% water reused in 2024 (2023: 38.3%)**
Reduce absolute Scope 1 & Scope 2 GHG emissions year on year in line with our target of 30% reduction by 2030	**Achieved – 10.1% decrease in Scope 1 & 2 GHG emissions compared to 2021 base year**
Set target for Scope 3 GHG emissions reduction	**In progress – key focus for 2025**

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AngloGold Ashanti plc  Sustainability Report 2024

Centamin sustainability update *continued*

Sustainability priorities

Centamin has previously reported in accordance with the GRI Sustainability Reporting Standards (GRI) 'Core option'; the GRI Mining and Metals Sector Supplement; the Sustainability Accounting Standards Board (SASB) for the metals and mining industry; and the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), now under the IFRS Foundation. The report also provided a statement of conformance to the Global Industry Standard on Tailings Management (GISTM) in accompanying Tailings Management Disclosures. These standards and frameworks align with those used by AngloGold Ashanti.

 **Environmental and social governance**
- Apply leading social and environmental policies and standards to our management and governance processes and practices throughout the mine life cycle
- Comply as a minimum with all applicable legal requirements
- Establish baseline environmental and social conditions that provide a robust, science-based assessment of risks and impacts at the earliest stage in project cycle

 **Safety, health and wellbeing**
- A culture that puts safety first and strives for continual improvement towards an injury and illness-free workplace
- Eliminate all occupational injuries and illness through a focus on behaviours, leadership and risk management

 **Energy and climate change**
- Establish clear and ambitious commitments to achieve climate change goals outlined in international guidance and deliver our Decarbonisation Roadmap
- Enhance our governance processes to ensure climate change risks and opportunities are integral to business decision making, including capital allocation
- Publish climate change disclosures that are consistent with the TCFD recommendations

 **Material stewardship**
- Develop partnerships within our supply chain to assist and influence beneficial use of materials as well as mitigate the risks to human health and the environment
- Enhance our tailings governance and management framework to fully conform with the GISTM
- Plan for the social and environmental aspects of mine closure, including through progressive rehabilitation

 **Local socio-economic partnership**
- Support the development of a responsible and ethical domestic supply chain and improve accountability to host communities
- Ensure that host communities are offered meaningful opportunities to benefit from our presence through employment, training, procurement and investment
- Sustain broad-based support of our host communities through informed consultation and participation

 **People and transformation**
- Attract, develop and retain a skilled workforce equipped to deliver their best for the Company through a shared understanding of value, purpose and behavioural standards
- Develop an inclusive workplace that represents the diversity of our host countries and communities, and increase female representation at all levels

Stakeholder engagement

In 2024, Centamin strived to maintain respectful and mutually beneficial relationships with stakeholders, continuing to underscore these relationships with honest, transparent and timely communications.

Centamin's 2023 materiality process entailed the identification of the sustainability issues that matter most to stakeholders, comprising internal groups (employees and Directors) and external groups (community-based organisations, government, shareholders, suppliers and contractors) through a materiality survey, supplemented by an analysis of communication received and publicly disclosed by these stakeholder groups. The results informed the strategy and priorities. A sustainability issue was defined as being material if it was considered important by stakeholders and could have a significant impact on the ability of the business to create value. The survey process followed 'a double materiality assessment' based on guidance from the GRI Principles for Determining Report Content.

Creating value

Initiatives to grow and sustain the business

During 2024, Centamin advanced a number of key improvement projects as identified through the 2023 Life of Mine Plan:

- **Grid connection:**

   This project seeks to reduce operational expenditure and supports 2030 decarbonisation targets.

   Progress in 2024: Discussion and contract negotiation with construction contractor and Egyptian government as well as detailed designs.

- **Cyanide detoxification:**

   This project seeks to increase water reuse, reduce raw water consumption, and reduce cyanide concentration within the tailings facilities, bringing tailings management in conformance with the Cyanide Code.

   Progress in 2024: Detailed design and construction works initiated.

- **Third dump leach:**

   This project seeks to optimise the treatment of low grade ore.

   Progress in 2024: ESIA complete and approved by the environmental regulator; preliminary construction works initiated.

Creating and sharing value

In 2024, Centamin's payment to government increased, both in profit share and royalties paid to the government of Egypt, buoyed by the higher gold price environment. There were also notable salary adjustments for all employees to offset cost inflation in Egypt.

Of the total economic value distributed until the acquisition by AngloGold Ashanti, 98% was attributed to Sukari in Egypt, with the remaining 2% to exploration and development activities in Egypt and Côte d'Ivoire.

Under the terms of the Sukari Concession Agreement (Egyptian law No. 222 of 1994) all profit share payments are made to the Egyptian Mineral Resources Authority (EMRA), a department of the Ministry of Petroleum and Mineral Resources. Since 1 July 2020, the profit share mechanism has been made to EMRA on a 50:50 basis and is expected to remain at this level for the remainder of the tenure.

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AngloGold Ashanti plc | Sustainability Report 2024

Centamin sustainability update *continued*



Payments to government ($000)

- 2024: 308,058
- 2023: 140,808
- 2022: 61,949
- 2021: 102,883
- 2020: 201,919



Payments to employees ($000)

- 2024: 77,798
- 2023: 62,577
- 2022: 65,881
- 2021: 58,088
- 2020: 51,902

Empowering people

Safety, health and wellbeing

From a safety, health and wellbeing perspective, Centamin's overall management systems remained consistent, with no reportable OHS incidents. There was a notable improvement in medical surveillance capabilities, including mental wellbeing and healthy lifestyle choices. In terms of talent attraction, development and retention (including employee engagement, local employment and employee rights), Centamin established a centralised Learning and Development Department, supported by a team of training supervisors, with the intention to support the delivery of qualified training and raise proficiency across the operation. Monthly meetings were held with the Employee Committee that was formed in late 2023, comprising union representation. Inclusion, diversity and equity management approach remained consistent in 2024, with increased gender diversity at Sukari and gender diversity awareness and training sessions lead by an external provider to supervisors and above.

Attracting, developing and retaining talent

In 2024, the annual performance appraisal and objective setting process previously established continued. Sukari has further established a professional development framework that aims to develop a shared understanding of the required skills to achieve proficiency in every role.

The framework includes:

- An Employee Development Pathway (EDP) to ensure all positions are undertaken to a proficient level
- A Leadership Development Pathway (LDP) to equip employees for increased levels of technical and management responsibility
- Succession planning

All national employees at Sukari are assessed against the EDP and LDP competency frameworks as relevant to their respective role. Each role has four levels of progression – entry, competent, productive and proficient; and all employees have the opportunity to progress to the top level if they have the ability. In 2024, 82% of employees met the competency requirements for their role and progressed to a higher level of proficiency.

Culture, inclusion, diversity and equity

Centamin values diversity and aspires to develop a workforce representative of host countries and communities with a culture founded on respect, where everyone feels valued and empowered to excel within the workplace.

Work continued on the gender salary parity review and action plans and targets that had been established in 2023. Focus remained on broadening both the type and number of technical operational roles available for the recruitment of women; and engagement with the Egyptian labour office continued in an effort to

clarify and ease the application of regulatory restrictions on gender diversity in the local mining sector.

Engagement with onsite contractors and business partners made progress, and gender training for senior and middle management was conducted. Progress was also made in respect of establishing recruitment and training programmes targeted at female graduates.

Empowering communities

Community engagement, resilience and rights of indigenous peoples

At Sukari, the overall management approach to community relations remained consistent with 2023. There was advancement of an initiative to establish an Applied Technical School to develop national graduates for the mining and minerals sector in partnership with a third party, accredited training organisation and the government of Egypt. In 2024, partnership agreement negotiations progressed and the planning phase in preparation for school commencement in September 2025 was initiated. At Doropo, various pilot livelihood improvement projects to strengthen the socio-economic resilience of local communities were being initiated. Strong lines of communication are maintained with Centamin's host communities, with a Community Consultation Committee, comprising Bedouin elders and community leaders.



Sukari, Egypt

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AngloGold Ashanti plc

Sustainability Report 2024

Centamin sustainability update *continued*



Sukari, Egypt

Centamin has established community feedback and grievance mechanisms to anticipate, understand and mitigate impacts on communities.

The Sukari licence area covers an arid and mountainous landscape in which there is no human settlement and no known indigenous territory. Development of the mine has not resulted in physical or economic resettlement and there has been no grievance or dispute between the Company and communities relating to land use or customary rights to date.

Security and human rights

Centamin assessed the salient human rights issues relevant to the business against the NGP reporting framework and the adequacy of management measures for responding to these risks. At Sukari, the most substantive human rights focus areas relate to occupational health and safety, work conditions both onsite and within our supply chain, gender diversity and inclusion.

From a security and human rights (including VPSHR disclosures) perspective, Centamin had no reportable human rights incidents in 2024. At Sukari, third party VPSHR training was provided to security personnel and EDX undertook a third party Security Risk Assessment.

Caring for the environment

Environmental management

Centamin's approach to responsible environmental stewardship is formally set out in their Environmental Policy, supported at an operational level by an HSES Management Systems Standard and a tailored environmental management plan that considers the regulatory context of the country and site. As Sukari operates in an arid climate where there are no nearby rivers or streams and limited flora and

fauna, there is a reduced environmental risk to the natural environment. The management of emissions, effluents and waste was consistent with findings reported in 2023. A third party gap analysis was conducted in 2024 with respect to ISO 14001 compliance.

Centamin's disclosure on energy and climate was consistent with the TCFD recommendations as stated in their 2023 Annual Report and reporting on governance, strategy including Decarbonisation Roadmap, risk management including scenario analysis and Scope 1, 2, 3 GHG Emissions metrics and reduction targets is included in their 2023 Sustainability Report.

When considering climate action and resilience, Centamin's climate-related risks and opportunities remained consistent with those reported in 2023. The Decarbonisation Roadmap remains in place, targeting 30% reduction in absolute Scope 1 and Scope 2 GHG emissions by 2030. In 2024, Centamin made notable progress toward their target, decreasing total Scope 1 and 2 GHG emissions by 10%, compared to their 2021 base year, whilst progressing the grid connection project. Connection to the Egyptian national electricity grid is a key milestone supporting the decarbonisation target, in addition to reducing operational expenditure. In parallel, ongoing feasibility studies considered the expansion of the existing solar plant after grid commissioning and the decarbonisation working group completed the annual screening and scoping of additional decarbonisation opportunities.

While Sukari is considered an operation of low ecological sensitivity, Centamin recognised that impacts related to biodiversity are important, particularly in light of the publication of the Taskforce on Nature-related Financial Disclosures (TNFD) framework in September 2023.

Tailings management

Centamin has employed a robust tailings governance approach based on good industry practice, risk management review and assurance. Operating manuals are in place for tailings storage facilities which detail the operation, monitoring, maintenance, construction, closure and rehabilitation guidelines for the facility. The overall approach to tailings management remained in line with that reported in 2023, with no reportable incidents in 2024. With respect to GISTM Conformance, the roadmap is in place to achieve conformance by year end-2025.

Water stewardship

Water stewardship remained a priority, with detailed designs and construction works progressing on the cyanide detoxification project, aimed at increasing water reuse, reduce raw water consumption, reduce cyanide concentration within the tailings facilities and bring tailings management in conformance with the Cyanide Code. The Sukari mine operates in an area with low rainfall and high evaporative water loss. Centamin's water management strategy seeks to ensure that water is used within the parameters of our permitting requirements and as efficiently as possible by minimising the volume of imported water, maximising the amount of reused water, and managing the potential impact on other water users in host countries and communities.

Rehabilitation and closure

Centamin takes a proactive approach to managing our biodiversity risks with a target of achieving no net loss of key biodiversity values in areas affected by mining activity. During 2024, the overall management approach to rehabilitation, closure and biodiversity topics remained consistent with 2023. The Sukari lease area is located in a hyper-arid desert ecosystem

which is characterised as being of low ecological sensitivity and providing minimum direct or indirect benefit to local communities. No protected areas are located in or immediately adjacent to the Sukari licence area.

Best practice governance

Business ethics, compliance and disclosure

The management of ESG topics related to business ethics, compliance and disclosure remained consistent with 2023.

Government relations

From a geopolitical and government relations (including support of EITI disclosures) perspective, an in-principle agreement around the terms and conditions of a new Model Mining Exploitation Agreement (MMEA) with the Egyptian government in respect of the EDX mining operations was finalised in December 2024. The MMEA sets out the provisions of a comprehensive legal and fiscal framework, which will apply to any future commercial discoveries in the EDX blocks, that complements the agreed exploration terms finalised in 2021. It governs the route to mining, exploitation and development in the exploitation areas of the EDX blocks. The MMEA represents a significant milestone in the development of Egypt's mining sector, establishing a transparent framework to attract investment whilst promoting sustainable development.

Responsible sourcing

In sourcing goods and services, Centamin gives preference to local businesses, provided they meet the minimum safety, quality, ethical and cost requirements. Under the Sukari Concession Agreement, the Company applies rigorous procedures to maximise the opportunity for local sourcing.

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AngloGold Ashanti plc

Sustainability Report 2024

Centamin sustainability update *continued*



Case study:

Apprenticeship Programme reaps rewards at Sukari

In 2024, 10 apprentices graduated from the three-year Heavy Machine Equipment Apprenticeship programme – a strategic initiative designed to develop world-class talent and ensure career success through excellence in training and professional development at Sukari.

Specifically designed to recruit and develop talented nationals, the programme has equipped the apprentices with skills and knowledge to achieve global standards of proficiency and pursue rewarding long-term careers at Sukari.

The programme focuses on developing a strong foundation in technical skills applicable to both mobile and fixed plant maintenance. Training packages are delivered in English and are tailored to the specific equipment used onsite.

The programme comprised a mix of instructor-led classroom-based training with over 15,400 hours dedicated and over 8,000 hours hands-on training in the workshop simulating specific tasks. Additionally, on-the-job training accounted for 55,465 hours, all conducted under the guidance of an area supervisor or technical advisor. In total, 79,200 training hours were invested in the programme.

Started in July 2021, the programme completed in September 2024 and factors in a structured development pathway or career progression that facilitates growth from Apprentice to roles such as Maintenance Engineer or Technical Advisor, based on demonstrated competencies and performance. The pilot programme proved successful in the development of skilled professionals who will drive the future of mobile plant maintenance, within Sukari and the industry.

Additional information

Tropicana, Australia

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AngloGold Ashanti plc

Sustainability Report 2024

Assurance statement

Independent assurance report to the directors of AngloGold Ashanti plc

Introduction

As a member of the International Council on Mining & Metals (ICMM), AngloGold Ashanti plc (AngloGold Ashanti) is committed to obtaining assurance over specified assertions related to its 2024 Sustainability Report (hereafter refered to as "the Report") in accordance with the ICMM Mining Principles (Dec 2023).

In addition, as a member of the World Gold Council (WGC), AngloGold Ashanti also requires assurance on its implementation of the Responsible Gold Mining Principles (RGMPs).

IBIS ESG Consulting Africa (Pty) Ltd (IBIS) was commissioned by AngloGold Ashanti to conduct an independent third party assurance engagement in relation to the sustainability information in the Report for the financial year ended 31 December 2024.

IBIS is an independent licensed provider of sustainability assurance services. The assurance team was led by Petrus Gildenhuys with support from a multi-disciplinary team of health, safety, social, environmental and assurance specialists with extensive experience in sustainability reporting. Petrus Gildenhuys is a Lead Certified Sustainability Assurance Practitioner (LCSAP) with more than 25 years' experience in sustainability performance measurement involving both advisory and assurance work.

Assurance standard applied

This assurance engagement was performed in accordance with AccountAbility's AA1000AS v3 (2020) (AA1000AS) and was conducted to meet the AA1000AS Type II Moderate and High level requirements respectively as indicated below.

Respective responsibilities and IBIS' independence

The directors of AngloGold Ashanti are responsible for preparing the Report and for the collection and presentation of sustainability information within the Report. The directors are also responsible for the preparation and presentation of a compliance statement in accordance with the ICMM Mining Principles and related reporting commitments. This responsibility includes the identification of stakeholders and stakeholder requirements, material sustainability issues and commitments with respect to sustainability performance, as well as for the design, implementation, and maintenance of internal controls relevant to the preparation of the Report.

For the RGMPs, AngloGold Ashanti is responsible for ensuring that the organisation designs, implements, operates and monitors activities, processes and controls to ensure compliance with policies and procedures that conform to the Principles.

IBIS' responsibility is to the Directors of AngloGold Ashanti alone and in accordance with the terms of reference agreed with AngloGold Ashanti. IBIS applies a strict independence policy and confirms its impartiality to AngloGold Ashanti in delivering the assurance engagement. This assurance engagement is the third consecutive assurance engagement conducted for AngloGold Ashanti by IBIS.

Assurance objectives

The purpose of the assurance engagement was to provide the Directors of AngloGold Ashanti with an independent assurance report on whether:

a. AngloGold Ashanti meets the implementation and reporting requirements in terms of its WGC membership as disclosed with specific reference to the RGMPs (Moderate), and

b. the Report meets the following objectives as per the ICMM Mining Principles (Dec 2023).

- **ICMM Subject Matter 1:** AngloGold Ashanti's conformance with the ICMM Mining Principles, including the associated mandatory requirements set out in the ICMM Position Statements. (Moderate)

- **ICMM Subject Matter 2:** AngloGold Ashanti's material sustainability risks and opportunities that form the basis of its review of the business and the views and expectations of its stakeholders. This involves AngloGold Ashanti's approach to identify, prioritise and respond to its material sustainable development (SD) risks and opportunities, assessed through AngloGold Ashanti's application of the AA1000 Accountability Principles (2018). (Moderate)

- **ICMM Subject Matter 3:** The existence and status of AngloGold Ashanti's implementation of systems and approaches used to manage its identified material SD risks and opportunities. (Moderate)

- **ICMM Subject Matter 4:** Reporting on AngloGold Ashanti's performance during the reporting period reflected by the following subject matter disclosures relating to AngloGold Ashanti's material SD risks and opportunities:

High Assurance	HA ⚠
Key performance indicator	**Unit of measurement**
Type of injury and rates of injury and number of work-related fatalities (Page 28, Sustainability Report 2024)	**Number**
Occupational diseases (Malaria and Noise-induced Hearing Loss) (Page 29, Sustainability Report 2024)	**Number**
Community investment (CSI) (Page 43, Sustainability Report 2024)	**USD**
Total greenhouse gas (GHG) emissions (Page 60, Sustainability Report 2024)	**tCO₂e**
Total energy consumed (Page 60, Sustainability Report 2024)	**GJ**
Percentage grid electricity and percentage renewable (Page 60, Sustainability Report 2024)	**Percentage**
Water withdrawal, discharge and reuse (Page 70, Sustainability Report 2024)	**Kl**
Percentage of security personnel trained in the organisation's policies and procedures concerning aspects of human rights (VPSHR) that are relevant to operation (Page 53, Sustainability Report 2024)	**Percentage**

Forward-looking statements

Inclusion of information in this report, including any discussion, analysis or assessment of "material", "significant", "key", or similarly described information, is not an indication that we deem such information to be material to an investment decision related to our securities or important to an understanding of our business more generally.

This report also contains certain forward-looking statements, including "forward-looking statements" made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. In particular, these include, among other statements, forward-looking statements relating to the Company's future performance, goals and objectives, as well as future regulatory developments, with respect to sustainability and other environmental, social and governance matters. Such statements are often, but not always, made through the use of forward-looking words, phrases and expressions such as "believe", "expect", "aim", "anticipate", "intend", "foresee", "forecast", "predict", "project", "estimate", "likely", "may", "might", "plan", "seek", "would", "should", "could", "may", "scheduled", "possible", "continue", "potential", "outlook", "target", or other similar words, phrases, and expression.

These "forward-looking statements" may involve estimates and assumptions that are subject to risks, uncertainties and other factors. These and other statements made in this report may be affected by a wide range of variables that could cause actual results and performance to differ materially from those currently anticipated, including the risk factors set forth in our Annual Report on Form 20-F for the financial year ended 31 December 2024 filed with the SEC.

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AngloGold Ashanti plc

Sustainability Report 2024

Assurance statement *continued*

High Assurance	HA △
Key performance indicator	**Unit of measurement**
Percentage and total number of operations that have been subject to human rights reviews and/or impact assessments (Page 53, Sustainability Report 2024)	**Percentage and Number**
Percentage of new suppliers that were screened using labour practices / human rights impacts criteria (Page 53, Sustainability Report 2024)	**Percentage**
Royalties and taxes paid to government in terms of Extractive Industries Transparency Initiative (EITI) Principles (Page 80, Sustainability Report 2024)	**$ million**
Total average number of employees, and contractors (Page 31, Sustainability Report 2024)	**Number**
Training and Development expenditure (Page 31, Sustainability Report 2024)	**$ million**
Percentage of employees covered by collective bargaining (Page 32, Sustainability Report 2024)	**Percentage**
Gender at Board, Executive, and Company levels, by region (Page 36, Sustainability Report 2024)	**Number**

Moderate Assurance	MA △
Key performance indicator	**Unit of measurement**
Proportion of spending on locally based suppliers at significant locations of operation (Page 41, Sustainability Report 2024)	**$ million**
Operational sites owned, leased, managed in or adjacent to protected areas and areas of high biodiversity value outside protected areas (Page 73, Sustainability Report 2024)	**Number**
Total weight of waste by type and disposal method (ESG Data Workbook 2024 under the 'Mineral waste' tab)	**Tonnes, Kilotonnes and Megatonnes**
Amount of land (owned, or managed) disturbed or rehabilitated (Page 72, Sustainability Report 2024)	**Hectares**
Number of grievances about human rights impacts / impacts on society filed, addressed and resolved through formal grievance mechanisms (Page 44, Sustainability Report 2024)	**Number**
Significant actual and potential negative human rights impacts in the supply chain and actions (Page 53, Sustainability Report 2024)	**Narrative**
Scope 3 GHG Emissions please refer to the ESG Data Workbook ('Energy tab) for Scope 3 GHG emissions disclosure.	**tCO_2e**

- **ICMM Subject Matter 5:** AngloGold Ashanti's application of disclosures regarding the company's prioritisation process for selecting assets for third party Performance Expectations (PE) Validation on Page 4, Sustainability Report and, ESG Data Workbook 2024 under the 'ICMM self-assessment' tab. (Moderate)

Assessment criteria

The following suitable assessment criteria were used in undertaking the work:

- The WGC RGMP criteria

- The ICMM Mining Principles as defined by the following subject matter criteria:

ICMM Subject Matter 1: ICMM Principles and relevant PEs, and mandatory requirements set out in the ICMM Position Statements.

ICMM Subject Matter 2: AngloGold Ashanti's description of its process for identifying material issues that meet the principles of completeness and materiality as defined in Global Reporting Initiative (GRI) as well as AA1000AP (2018) adherence criteria for the Principles of Inclusivity, Materiality, Responsiveness and Impact as published.

ICMM Subject Matter 3: AngloGold Ashanti's description of systems and approaches (as reported) that meet the reporting requirements for management of SD risks and opportunities in line with the requirements of GRI 103.

ICMM Subject Matter 4: Completeness, accuracy and validity of reported sustainability data throughout the Report in accordance with the internal AngloGold Ashanti operational Safety and Sustainable Development Indicator Definitions and Guidance Notes.

ICMM Subject Matter 5: The description of the AngloGold Ashanti's asset prioritisation process and its application.

Assurance procedures performed

Our assurance methodology included:

- Interviews with relevant functional managers from AngloGold Ashanti and inspection of information provided to test and verify the existance and completeness of procedures and processes in place for adherence to the AA1000AP Standard, ICMM Mining Principles, and the WGC requirements.

- AngloGold Ashanti, as well as a combination of desktop and onsite reviews at four sampled operations (Siguiri, Geita, AGA Mineração and Serra Grande) across its universe of operations. This involved testing, on a sample basis, the measurement, collection, aggregation and reporting of selected sustainability information at each operation.

- Inspection and corroboration of supporting evidence to evaluate the data generation and reporting processes against the assurance criteria.

- Reliance on Internal Audit work related to select indicators in scope by way of reviewing the scope of work, procedures performed, and outcomes documented.

- Reporting the assurance observations to management as they arose to provide an opportunity for corrective action prior to completion of the assurance process.

- Assessing the presentation of information relevant to the scope of work in the Report to ensure consistency with the assurance observations.

Engagement and inherent limitations

IBIS planned and performed the work to obtain all the information and explanations believed necessary to provide a basis for the assurance conclusions for High and Moderate levels of assurance respectively in accordance with AA1000AS v3.

The procedures performed at a Moderate assurance level vary in nature from and are less extensive than for High assurance in relation to risk assessment procedures, including an understanding of internal control, and the procedures performed in response to the assessed risks. As a result, the level of assurance obtained for a Moderate assurance engagement is lower than for High assurance as per AA1000AS v3.

Conversion factors used to derive emissions and energy used from fuel and electricity consumed, are based upon information and factors derived by independent third parties. The assurance work did not include an examination of the derivation of those factors and other third party information.

IBIS experienced no limitations to the agreed extent of work required for the engagement. The scope of work did not extend to any subject matters other than specified in this assurance statement.

The scope of this engagement does not include the recently acquired, Sukari Egypt operation.

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Sustainability Report 2024

Assurance statement *continued*

Assurance conclusion

High assurance conclusion

In our opinion, based on the work undertaken for High assurance as described, we conclude that the subject matters in the scope for High assurance have been prepared and disclosed in accordance with the defined reporting criteria and are free from material misstatement.

Moderate assurance conclusion

In our opinion, based on the work undertaken for Moderate assurance as described, we conclude that the subject matters in the scope for Moderate assurance are supported by the evidence obtained.

Key observations and recommendations

Based on the work set out above, and without affecting the assurance conclusions, the key observations and recommendations for improvement are as follows:

In relation to the WGC standards

AngloGold Ashanti has designed and implemented operational processes and controls to ensure compliance with policies and procedures that conform to the RGMP requirements. It continued to actively monitor its implementation. IBIS applied the RGMP/ICMM Equivalency Matrix to cross-validate AngloGold Ashanti's Self-Assessments at a Corporate level at the following operations: Siguiri, Geita, AGA Mineração and Serra Grande.

In relation to ICMM Subject Matter 1

AngloGold Ashanti's corporate statements, together with the reviewed Group policies, management standards and procedures, conforms to and reflect the implementation of the ICMM Mining Principles, Performance Expectations, and the related Position Statements.

In relation to ICMM Subject Matter 2

Inclusivity: AngloGold Ashanti's commitments to stakeholders are detailed on its website and in its corporate reporting. The Stakeholder Engagement Standard, Annual Materiality Assessment and Integrated Sustainability Information Management Systems (ISIMS) provide an approach to identifying, engaging and responding to stakeholders. Group-wide standards and process have been implemented for stakeholder engagement, and operational sites are directed to allocate resources to support stakeholder participation. Each operation develops and implements a stakeholder engagement plan to aligned with Group standards to meet local stakeholder needs.

Materiality: AngloGold Ashanti identifies its material topics through its established annual materiality determination process. The process, aligned to best practices, identifies material topics using a wide range of sources, evaluates these topics using a double materiality approach, and prioritises them to determine its priority material sustainability topics. Input from both internal and external stakeholders ensures key

sustainability issues are identified. The process is integrated into its governance, strategy, and risk management processes.

Responsiveness: AngloGold Ashanti has developed a process for identifying and responding to material sustainability issues and communicating them to stakeholders that is applied across the organisation.

Impact: AngloGold Ashanti uses its materiality determination process as a basis to identify its impacts and its impact performance. The organisation demonstrates alignment with best practice frameworks to ensure a structured approach to impact assessment and disclosure. It has implemented processes to integrate the management of key impacts into strategy, governance, and risk management processes. Impact measurement is qualitative and quantitative, with key ESG indicators subject to external assurance.

AngloGold Ashanti has mapped out the SDGs against its material topics across its annual reporting suite and identified priority SDG targets serving as a contextual framework for measuring and reporting its impacts, both positive and negative.

In relation to ICMM Subject Matter 3

The processes observed to manage the Group's material risks and opportunities have been applied throughout the Group through the implementation of standards and programmes and have been well articulated in the Report and

company website. Group Management Standards and Policies define the mandatory minimum requirements set for managing a wide range of sustainability issues.

In relation to ICMM Subject Matter 4

IBIS observed that appropriate measures are in place to provide reliable source data related to the selected sustainability disclosures in the assurance scope. AngloGold Ashanti has an established sustainability data management system, which assists with the collection and consolidation of sustainability information.

Data inconsistencies that were identified during the assurance process were subsequently corrected by management.

IBIS recommends that additional periodic internal reviews are performed between site records and the sustainability data management system to ensure that figures are correctly calculated, entered and reported on the system.

In relation to ICMM Subject Matter 5

AngloGold Ashanti's process of external validation as observed by IBIS is confirmed to have commenced in September 2022, continued in 2023 and 2024. AngloGold Ashanti re-prioritised its asset validation process to align with the combined assurance audit cycle in 2024.

A comprehensive management report detailing specific findings and recommendations for continued sustainability reporting improvement has been submitted to AngloGold Ashanti management for consideration.



Petrus Gildenhuys

Director, IBIS ESG Consulting Africa (Pty) Ltd

Johannesburg, 24 March 2025

AA1000 Licensed Report 000-156/V3-LSDS4

The assurance statement provides no assurance on the maintenance and integrity of sustainability information on the website, including controls used to maintain this. These matters are the responsibility of AngloGold Ashanti.

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Sustainability Report 2024

Content index: GRI and SASB

GRI content index

Statement of use	AngloGold Ashanti plc has reported in accordance with the GRI Standards 2021 for the period 1 January 2024 to 31 December 2024 in the Sustainability Report 2024 (SR), the Annual Report 2024 (AR) and the ESG and Sustainability Data Workbook 2024. GRI 1: Foundation 2021 has been used to compile this content index.
GRI 1 used	GRI 1: Foundation 2021
Applicable GRI Sector Standard(s)	GRI 14: Mining Sector 2024

IBIS Environmental Social Governance Consulting Africa (Pty) Ltd (IBIS) conducted an independent third party assurance engagement in relation to selected sustainability information in the Sustainability Report 2024 (SR), the UK Annual Report 2024 (AR) and the ESG and Sustainability Data Workbook 2024 as per the assurance statement on page 94 of the Sustainability Report 2024.

GRI Standard	Disclosure	GRI 14: Mining Sector 2024: REF Number	Location	Response / Omission
General disclosures				
	2-1 Organizational details		SR: About this report, p4 SR: About AngloGold Ashanti, p6 to 7 SR: Corporate directory and contacts, p108	
	2-2 Entities included in the organization's sustainability reporting		SR: About this report, p4 SR: About AngloGold Ashanti, p7	
	2-3 Reporting period, frequency and contact point		SR: Guide to our reporting, p2 SR: About this report, p4	
	2-4 Restatements of information		SR: About this report, p4	Historical data in this report has been restated to exclude divested operations, unless otherwise stated in this report.
	2-5 External assurance		SR: About this report, p4 SR: Assurance statement, p94 to 96	
	2-6 Activities, value chain and other business relationships		SR: About AngloGold Ashanti, p6 to 7 AR: Business model, p13 to 14	
	2-7 Employees		SR: Attracting, developing and retaining talent, p31 to 35 SR: Culture, and inclusion, p36 to 39	
	2-8 Workers who are not employees		SR: Attracting, developing and retaining talent, p31 to 35	

GRI Standard	Disclosure	GRI 14: Mining Sector 2024: REF Number	Location	Response / Omission
General disclosures				
	2-9 Governance structure and composition		SR: Sustainability governance, p16 AR: Corporate governance report, p91 to 104 SR: Culture, and inclusion, diversity and equity, p36 ESG and Sustainability Data Workbook 2024: Talent management	
	2-10 Nomination and selection of the highest governance body		AR: Nominations and Governance Committee report, p105 to 108	
	2-11 Chair of the highest governance body		AR: Board biographies, p92 to 95	
	2-12 Role of the highest governance body in overseeing the management of impacts		SR: Sustainability governance, p16 SR: Message from the Chairperson of the Social, Ethics and Sustainability Committee, p9 to 10 AR: Social, Ethics and Sustainability Committee report, p114	
	2-13 Delegation of responsibility for managing impacts		SR: Sustainability governance, p16	
	2-14 Role of the highest governance body in sustainability reporting		SR: Sustainability governance, p16 SR: Message from the Chairperson of the Social, Ethics and Sustainability Committee, p9 to 10	
	2-15 Conflicts of interest		SR: Business ethics, compliance and disclosure, p76 to 78 AR: Directors' report: Conflicts of interest, p138 to 139	

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Sustainability Report 2024

Content index: GRI and SASB *continued*

GRI Standard	Disclosure	GRI 14: Mining Sector 2024: REF Number	Location	Response / Omission
	2-16 Communication of critical concerns		SR: Materiality and material sustainability issues, p14 to 15 SR: Engaging with and creating value for stakeholders, p21	
	2-17 Collective knowledge of the highest governance body		AR: Board biographies, p92 to 95	
	2-18 Evaluation of the performance of the highest governance body		AR: Nominations and Governance Committee report, p105 to 108	
	2-19 Remuneration policies		AR: Compensation and Human Resources Committee report, p116 to 136	
	2-20 Process to determine remuneration		AR: Compensation and Human Resources Committee report, p116 to 136	
	2-21 Annual total compensation ratio		AR: Remuneration report, p130	
	2-22 Statement on sustainable development strategy		SR: Sustainability strategy and framework, p18 SR: Message from the Chairperson of the Social, Ethics and Sustainability Committee, p9 to 10	
	2-23 Policy commitments		SR: Message from the Chairperson of the Social, Ethics and Sustainability Committee, p9 to 10 SR: CEO's review and outlook, p11 to 12 SR: Message from Chief Sustainability and Corporate Affairs Officer, p13 SR: Sustainability governance, p16 to 17 Throughout the SR	
	2-24 Embedding policy commitments		SR: Sustainability governance, p16 to 17 Throughout the SR	
	2-25 Processes to remediate negative impacts		SR: Message from the Chairperson of the Social, Ethics and Sustainability Committee, p9 to 10 SR: Sustainability governance, p16 to 17 Throughout the SR	

GRI Standard	Disclosure	GRI 14: Mining Sector 2024: REF Number	Location	Response / Omission
	2-26 Mechanisms for seeking advice and raising concerns		SR: Sustainability governance, p16 to 17 SR: Engaging with and creating value for stakeholders, p21 SR: Human rights and security, p53 to 55 SR: Business ethics, compliance and disclosure, p76 to 79 AR: Engaging with and creating value for stakeholders, p63 to 71	
	2-27 Compliance with laws and regulations		SR: Ensuring safety, health and wellbeing, p26 to 30 SR: Environmental stewardship, p57 to 59 Business ethics, compliance and disclosure, p76 to 79 Throughout the SR	No significant fines or non-compliance instances to report
	2-28 Membership associations		SR: About this report, p4 SR: Message from the Chairperson of the Social, Ethics and Sustainability Committee, p9 to 10 SR: CEO's review and outlook, p11 to 12	
	2-29 Approach to stakeholder engagement		SR: Engaging with and creating value for stakeholders, p21 AR: Engaging with and creating value for stakeholders, p63 to 71	
	2-30 Collective bargaining agreements		SR: Attracting, developing and retaining talent, p31 to 34 ESG and Sustainability Data Workbook 2024: Talent management	
Material topics				
GRI 3: Material Topics 2021	3-1 Process to determine material topics		SR: Materiality and material sustainability issues, p14 to 15	
	3-2 List of material topics		SR: Materiality and material sustainability issues, p15	
	3-3 Management of material topics		SR: Materiality and material sustainability issues, p14 to 15 Throughout the SR	

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AngloGold Ashanti plc

Sustainability Report 2024

Content index: GRI and SASB *continued*

GRI Standard	Disclosure	GRI 14: Mining Sector 2024: REF Number	Location	Response / Omission
Economic performance				
GRI 3: Material Topics 2021	3-3 Management of material topics	**14.2.1** **14.9.1** **14.23.1**	SR: Sustaining and growing our business, p22 SR: Creating and sharing value, p23 to 24 Throughout this report	
GRI 201: Economic Performance 2016	201-1 Direct economic value generated and distributed	**14.23.2** **14.9.2**	SR: Creating and sharing value, p23 to 24	
	201-2 Financial implications and other risks and opportunities due to climate change	**14.2.2**	SR: Climate action and pursuing resilience, p60 to 64	
	201-3 Defined benefit plan obligations and other retirement plans		AR: Group — Notes to the financial statements, p162 to 164, p203 to 204	
	201-4 Financial assistance received from government	**14.23.3**	ESG and Sustainability Data Workbook 2024: Country payments	$26.9 million in Australia
Indirect economic impacts				
GRI 3: Material Topics 2021	3-3 Management of material topics	**14.10.1**	SR: Supporting community resilience and the rights of indigenous peoples, p41 to 49 SR: Addressing artisanal and small-scale mining, p50 to 52 SR: Navigating geopolitical matters and government relations, p80 to 81	
GRI 203: Indirect Economic Impacts 2016	203-1 Infrastructure investments and services supported Additional sector recommendations: * Report whether a community needs assessment was conducted to determine the need for infrastructure and services, and how the assessment informed the infrastructure investments and services supported.	**14.9.3**	SR: Supporting community resilience and the rights of indigenous peoples, p41 to 49 SR: Addressing artisanal and small-scale mining, p50 to 52 ESG and Sustainability Data Workbook 2024: Resilient communities	
	203-2 Significant indirect economic impacts Additional sector recommendations: * Report the number, total spend, and description of education and skills programs deployed for workers who are not employees.	**14.9.4**	SR: Creating and sharing value, p23 to 24 SR: Supporting community resilience and the rights of indigenous peoples, p41 to 49 SR: Addressing artisanal and small-scale mining, p50 to 52 SR: Navigating geopolitical matters and government relations, p80 to 81 ESG and Sustainability Data Workbook 2024: Talent management	AngloGold Ashanti does not differentiate between employees and contractors in its education and skills development initiatives.
Procurement practices				
GRI 3: Material Topics 2021	3-3 Management of material topics		SR: Responsible and secure sourcing and local procurement, p82 to 84	
	Additional sector recommendation: Describe the approach to providing employment, procurement, and training opportunities to local communities.	**14.9.1**	SR: Supporting community resilience and the rights of indigenous peoples, p41 to 49 SR: Responsible and secure sourcing and local procurement, p82 to 84	
GRI 204: Procurement Practices 2016	204-1 Proportion of spending on local suppliers Additional sector recommendation: * Report the percentage of the organization's procurement budget spent on local suppliers.	**14.9.5**	SR: Responsible and secure sourcing and local procurement, p81 to 84 AR: Engaging with and creating value for stakeholders, p63 to 71 ESG and Sustainability Data Workbook 2024: Resilient communities	
Anti-corruption				
GRI 3: Material Topics 2021	3-3 Management of material topics		SR: Business ethics, compliance and disclosure, p76 to 78	
GRI 205: Anti-corruption 2016	205-1 Operations assessed for risks related to corruption		SR: Business ethics, compliance and disclosure, p76 to 78	All
	205-2 Communication and training about anti-corruption policies and procedures		SR: Business ethics, compliance and disclosure, p76 to 78	
	205-3 Confirmed incidents of corruption and actions taken		SR: Business ethics, compliance and disclosure, p76 to 78 ESG and Sustainability Data Workbook 2024: Country payments	None
Anti-competitive behavior				
GRI 3: Material Topics 2021	3-3 Management of material topics		SR: Business ethics, compliance and disclosure, p76 to 78	
GRI 206: Anti-competitive Behavior 2016	206-1 Legal actions for anti-competitive behavior, anti-trust, and monopoly practices		SR: Business ethics, compliance and disclosure, p76 to 78	
Tax				
GRI 3: Material Topics 2021	3-3 Management of material topics		SR: Navigating geopolitical matters and government relations, p80 to 81	

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AngloGold Ashanti plc Sustainability Report 2024

Content index: GRI and SASB *continued*

GRI Standard	Disclosure	GRI 14: Mining Sector 2024: REF Number	Location	Response / Omission
GRI 207: Tax 2019	207-1 Approach to tax		SR: Navigating geopolitical matters and government relations, p80 to 81	
	207-2 Tax governance, control, and risk management		SR: Navigating geopolitical matters and government relations, p80 to 81	
	207-3 Stakeholder engagement and management of concerns related to tax		SR: Engaging with and creating value for stakeholders, p21 / SR: Navigating geopolitical matters and government relations, p80 to 81 / AR: Corporate governance report, p97 to 104	
	207-4 Country-by-country reporting		ESG and Sustainability Data Workbook 2024: Country payments	
Energy				
GRI 3: Material Topics 2021	3-3 Management of material topics	14.1.1	SR: Climate action and pursuing resilience, p60 to 64	
GRI 302: Energy 2016	302-1 Energy consumption within the organization	14.1.2	SR: Climate action and pursuing resilience, p60 to 64 / ESG and Sustainability Data Workbook 2024: Energy and GHG emissions	
	302-2 Energy consumption outside of the organization	14.1.3	SR: Climate action and pursuing resilience, p60 to 64 / ESG and Sustainability Data Workbook 2024: Energy and GHG emissions	
	302-3 Energy intensity	14.1.4	SR: Climate action and pursuing resilience, p60 to 64 / ESG and Sustainability Data Workbook 2024: Energy and GHG emissions	
GRI 302: Energy 2016	302-4 Reduction of energy consumption		SR: Climate action and pursuing resilience, p60 to 64 / ESG and Sustainability Data Workbook 2024: Energy and GHG emissions	
	302-5 Reductions in energy requirements of products and services		Not applicable	
Water and effluents				
GRI 3: Material Topics 2021	3-3 Management of material topics	14.2.1 / 14.7.1	SR: Water stewardship, p69 to 71	

GRI Standard	Disclosure	GRI 14: Mining Sector 2024: REF Number	Location	Response / Omission
GRI 303: Water and Effluents 2018	303-1 Interactions with water as a shared resource	14.7.2	SR: Water stewardship, p69 to 71 / ESG and Sustainability Data Workbook 2024: Water	
	303-2 Management of water discharge-related impacts	14.7.3	SR: Water stewardship, p69 to 71 / ESG and Sustainability Data Workbook 2024: Water	
	303-3 Water withdrawal	14.7.4	SR: Water stewardship, p69 to 71 / ESG and Sustainability Data Workbook 2024: Water	
	303-4 Water discharge	14.7.5	SR: Water stewardship, p69 to 71 / ESG and Sustainability Data Workbook 2024: Water	
	303-5 Water consumption	14.7.6	SR: Water stewardship, p69 to 71 / ESG and Sustainability Data Workbook 2024: Water	
Biodiversity				
GRI 3: Material Topics 2021	3-3 Management of material topics	14.4.1	SR: Environmental stewardship, p57 to 59	
GRI 101: Biodiversity 2024	101-1 Policies to halt and reverse biodiversity loss	14.4.2	SR: Environmental stewardship, p57 to 59 / SR: Responsible rehabilitation and closure planning, p72 to 74	
	101-2 Management of biodiversity impacts	14.4.3	SR: Environmental stewardship, p57 to 59 / SR: Responsible rehabilitation and closure planning, p72 to 74 / ESG and Sustainability Data Workbook 2024: Closure and biodiversity	
	101-3 Access and benefit-sharing		SR: Responsible rehabilitation and closure planning, p72 to 74	
	101-4 Identification of biodiversity impacts	14.4.4	SR: Environmental stewardship, p57 to 59 / SR: Responsible rehabilitation and closure planning, p72 to 74	
	101-5 Locations with biodiversity impacts	14.4.5	SR: Environmental stewardship, p57 to 59 / SR: Responsible rehabilitation and closure planning, p72 to 74 / ESG and Sustainability Data Workbook 2024: Closure and biodiversity	
	101-6 Direct drivers of biodiversity loss	14.4.6	SR: Environmental stewardship, p57 to 59 / SR: Responsible rehabilitation and closure planning, p72 to 74 / ESG and Sustainability Data Workbook 2024: Closure and biodiversity	

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AngloGold Ashanti plc  Sustainability Report 2024

Content index: GRI and SASB *continued*

GRI Standard	Disclosure	GRI 14: Mining Sector 2024: REF Number	Location	Response / Omission
GRI 101: Biodiversity 2024	101-7 Changes to the state of biodiversity	**14.4.7**	SR: Environmental stewardship, p57 to 59 SR: Responsible rehabilitation and closure planning, p72 to 74 ESG and Sustainability Data Workbook 2024: Closure and biodiversity	
	101-8 Ecosystem services	**14.4.8**	SR: Environmental stewardship, p57 to 59 SR: Responsible rehabilitation and closure planning, p72 to 74 ESG and Sustainability Data Workbook 2024: Closure and biodiversity	
Emissions				
GRI 3: Material Topics 2021	3-3 Management of material topics	**14.3.1**	SR: Climate action and pursuing resilience, p60 to 62 SR: Environmental stewardship, p57 to 59	
GRI 305: Emissions 2016	305-1 Direct (Scope 1) GHG emissions	**14.1.5**	SR: Climate action and pursuing resilience, p60 to 64 ESG and Sustainability Data Workbook 2024: Energy and GHG emissions	
	305-2 Energy indirect (Scope 2) GHG emissions	**14.1.6**	SR: Climate action and pursuing resilience, p60 to 64 ESG and Sustainability Data Workbook 2024: Energy and GHG emissions	
GRI 305: Emissions 2016	305-3 Other indirect (Scope 3) GHG emissions	**14.1.7**	SR: Climate action and pursuing resilience, p60 to 64 ESG and Sustainability Data Workbook 2024: Energy and GHG emissions	
	305-4 GHG emissions intensity	**14.1.8**	SR: Climate action and pursuing resilience, p60 to 64 ESG and Sustainability Data Workbook 2024: Energy and GHG emissions	
	305-5 Reduction of GHG emissions	**14.1.9**	SR: Climate action and pursuing resilience, p60 to 64 ESG and Sustainability Data Workbook 2024: Energy and GHG emissions	
	305-6 Emissions of ozone-depleting substances (ODS)		Not applicable	None
	305-7 Nitrogen oxides (NOx), sulfur oxides (SOx), and other significant air emissions	**14.3.2**	ESG and Sustainability Data Workbook 2024: Energy and GHG emissions	Disclosure provided for NOx, PM10 and SO_2

GRI Standard	Disclosure	GRI 14: Mining Sector 2024: REF Number	Location	Response / Omission
Occupational health and safety				
GRI 3: Material Topics 2021	3-3 Management of material topics	**14.16.1**	SR: Ensuring safety, health and wellbeing, p26 to 30	
GRI 403: Occupational Health and Safety 2018	403-1 Occupational health and safety management system	**14.16.2**	SR: Ensuring safety, health and wellbeing, p26 to 30	
	403-2 Hazard identification, risk assessment, and incident investigation Additional sector recommendations * Report how the organization ensures the provision of gender-appropriate personal protective equipment for workers * Describe the processes used to identify work-related incidents due to sexual and gender-based violence, and to determine corrective actions	**14.16.3**	SR: Ensuring safety, health and wellbeing, p26 to 30 SR: Culture and inclusion, p36 to 38	
	403-3 Occupational health services	**14.16.4**	SR: Ensuring safety, health and wellbeing, p26 to 30	
GRI 403: Occupational Health and Safety 2018	403-4 Worker participation, consultation, and communication on occupational health and safety Additional sector recommendations * Report how the organization seeks to ensure women's participation in formal joint management-worker health and safety committees, and the percentage of women represented in these committees	**14.16.5**	SR: Ensuring safety, health and wellbeing, p26 to 30 SR: Culture and inclusion, p36 to 38	
	403-5 Worker training on occupational health and safety	**14.16.6**	SR: Ensuring safety, health and wellbeing, p26 to 30	
	403-6 Promotion of worker health	**14.16.7**	SR: Ensuring safety, health and wellbeing, p26 to 30	
	403-7 Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	**14.16.8**	SR: Ensuring safety, health and wellbeing, p26 to 30	
	403-8 Workers covered by an occupational health and safety management system	**14.16.9**	SR: Ensuring safety, health and wellbeing, p26 to 30	100% (employees and contractors)

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Sustainability Report 2024

Content index: GRI and SASB *continued*

GRI Standard	Disclosure	GRI 14: Mining Sector 2024: REF Number	Location	Response / Omission
GRI 403: Occupational Health and Safety 2018	403-9 Work-related injuries	**14.16.10**	SR: Ensuring safety, health and wellbeing, p26 to 30 ESG and Sustainability Data Workbook 2024: Employee safety	Per 1 million hours worked
	403-10 Work-related ill health	**14.16.11**	SR: Ensuring safety, health and wellbeing, p26 to 30 ESG and Sustainability Data Workbook 2024: Employee safety	
Training and education				
GRI 3: Material Topics 2021	3-3 Management of material topics	**14.17.1**	SR: Attracting, developing and retaining talent, p31 to 34	
GRI 404: Training and Education 2016	404-1 Average hours of training per year per employee	**14.17.7** **14.21.4**	SR: Attracting, developing and retaining talent, p31 to 34 ESG and Sustainability Data Workbook 2024: Talent management	
	404-2 Programs for upgrading employee skills and transition assistance programs	**14.17.8**	SR: Attracting, developing and retaining talent, p31 to 34	
	404-3 Percentage of employees receiving regular performance and career development reviews		SR: Attracting, developing and retaining talent, p31 to 34	100%
Diversity and equal opportunity				
GRI 3: Material Topics 2021	3-3 Management of material topics		SR: Culture and inclusion, p36 to 38	
GRI 405: Diversity and Equal Opportunity 2016	405-1 Diversity of governance bodies and employees	**14.21.5**	SR: Culture and inclusion, p36 to 38 ESG and Sustainability Data Workbook 2024: Talent management	
	405-2 Ratio of basic salary and remuneration of women to men	**14.21.6**	AR: Annual remuneration report, p130	The company provides competitive salaries including entry level for both female and male employees and does not differentiate these by gender
Freedom of association and collective bargaining				
GRI 3: Material Topics 2021	3-3 Management of material topics	**14.20.1**	SR: Attracting, developing and retaining talent, p31 to 34	

GRI Standard	Disclosure	GRI 14: Mining Sector 2024: REF Number	Location	Response / Omission
GRI 407: Freedom of Association and Collective Bargaining 2016	407-1 Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk	**14.20.2**	SR: Attracting, developing and retaining talent, p31 to 34 ESG and Sustainability Data Workbook 2024: Talent management	None
Child labour				
GRI 3: Material Topics 2021	3-3 Management of material topics		SR: Human rights and security, p53 to 55	
GRI 408: Child Labour 2016	408-1 Operations and suppliers at significant risk for incidents of child labour		SR: Human rights and security, p53 to 55	No supplier has been identified as using child labour
Forced or compulsory labour				
GRI 3: Material Topics 2021	3-3 Management of material topics		SR: Human rights and security, p53 to 55	
GRI 409: Forced or Compulsory Labour 2016	409-1 Operations and suppliers at significant risk for incidents of forced or compulsory labour		SR: Human rights and security, p53 to 55	No supplier has been identified as having significant risk of forced or compulsory labour
	Additional sector recommendation * The number of strikes and lockouts involving 1,000 or more workers lasting one full shift or longer, and their total duration in worker days idle	**14.20.3**		None
Security practices				
GRI 3: Material Topics 2021	3-3 Management of material topics		SR: Human rights and security, p53 to 55	
GRI 410: Security Practices 2016	410-1 Security personnel trained in human rights policies or procedures		SR: Human rights and security, p53 to 55 ESG and Sustainability Data Workbook 2024: Respecting human rights	All security personnel are continuously trained
Rights of indigenous peoples				
GRI 3: Material Topics 2021	3-3 Management of material topics		SR: Supporting community resilience and the rights of indigenous peoples, p41 to 49	

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Sustainability Report 2024

Content index: GRI and SASB *continued*

GRI Standard	Disclosure	GRI 14: Mining Sector 2024: REF Number	Location	Response / Omission
GRI 411: Rights of Indigenous Peoples 2016	411-1 Incidents of violations involving rights of indigenous peoples		ESG and Sustainability Data Workbook 2024: Respecting human rights	
Local communities				
GRI 3: Material Topics 2021	3-3 Management of material topics Additional sector recommendations: * Describe the approach to identifying stakeholders, including vulnerable groups, within local communities. * Describe the approach to engaging with local communities at each phase of the life of the mine, including: - how the organization seeks to ensure meaningful engagement - how the organization supports safe and equitable gender participation * Describe the approach to developing and implementing community development programs, including how engagement with local stakeholders, impact assessments, and community needs assessments have informed the programs.	14.10.1	SR: Engaging with and creating value for stakeholders, p21 SR: Supporting community resilience and the rights of indigenous peoples, p41 to 49 AR: Engaging with and creating value for stakeholders, p63 to 71	
GRI 413: Local Communities 2016	413-1 Operations with local community engagement, impact assessments, and development programs Additional sector recommendations: Report any formal community development agreements made by the organization by mine site.	14.10.2	SR: Supporting community resilience and the rights of indigenous peoples, p41 to 49 ESG and Sustainability Data Workbook 2024: Resilient communities	
	413-2 Operations with significant actual and potential negative impacts on local communities Additional sector recommendations: * For each mine site, describe impacts on the health and safety of local communities.	14.10.3	ESG and Sustainability Data Workbook 2024: Resilient communities Throughout the SR	
Supplier social assessment				
GRI 3: Material Topics 2021	3-3 Management of material topics		SR: Responsible and secure sourcing and local procurement, p82 to 84	

GRI Standard	Disclosure	GRI 14: Mining Sector 2024: REF Number	Location	Response / Omission
GRI 414: Supplier social assessment 2016	414-1 New suppliers that were screened using social criteria	14.17.9	SR: Responsible and secure sourcing and local procurement, p82 to 84	All
	414-2 Negative social impacts in the supply chain and actions taken	14.17.10	SR: Responsible and secure sourcing and local procurement, p82 to 84	None
Public policy				
GRI 3: Material Topics 2021	3-3 Management of material topics		SR: Navigating geopolitical matters and government relations, p80 to 81	
GRI 415: Public Policy 2016	415-1 Political contributions		ESG and Sustainability Data Workbook 2024: Country payments	None

SASB content index

Standard used	Metals and mining: Version 2023-12

SASB Topic	Accounting metric	Unit of measure	Code	Response
Greenhouse Gas Emissions	Gross global Scope 1 emissions, percentage covered under emissions-limiting regulations	Metric tonnes (t) CO_2e Percentage (%)	**EM-MM-110a.1**	SR: Climate action and pursuing resilience, p60 to 64 AR: Addressing climate change, p72 to 83 ESG and Sustainability Data Workbook 2024: Energy and GHG emissions
	Discussion of long- and short-term strategy or plan to manage Scope 1 emissions, emissions reduction targets, and an analysis of performance against those targets	N/A	**EM-MM-110a.2**	SR: Climate action and pursuing resilience, p60 to 64 AR: Addressing climate change, p72 to 83
Air Quality	Air emissions of the following pollutants: (1) CO, (2) NOx (excluding N_2O), (3) SOx, (4) particulate matter (PM_{10}), (5) mercury (Hg), (6) lead (Pb), and (7) volatile organic compounds (VOCs)	Metric tonnes (t)	**EM-MM-120a.1**	Disclosure provided for NOx, PM10 and SO_2 ESG and Sustainability Data Workbook 2024: Energy and GHG emissions
Energy Management	(1) Total energy consumed, (2) percentage grid electricity, (3) percentage renewable	Gigajoules (GJ), Percentage (%)	**EM-MM-130a.1**	SR: Climate action and pursuing resilience, p60 to 64 AR: Addressing climate change, p72 to 83 ESG and Sustainability Data Workbook 2024: Energy and GHG emissions

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AngloGold Ashanti plc



Sustainability Report 2024

Content index: GRI and SASB *continued*

SASB Topic	Accounting metric	Unit of measure	Code	Response
Water Management	(1) Total water withdrawn, (2) total water consumed, percentage of each in regions with High or Extremely High Baseline Water Stress	Thousand cubic meters (m³), Percentage (%)	EM-MM-140a.1	SR: Water stewardship, p69 to 71 ESG and Sustainability Data Workbook 2024: Water
	Number of incidents of non-compliance associated with water quality permits, standards, and regulations	Number	EM-MM-140a.2	None to report
Waste & Hazardous Materials Management	Total weight of non-mineral waste generated	Metric tonnes (t)	EM-MM-150a.4	ESG and Sustainability Data Workbook 2024: Materials and non-mineral waste
	Total weight of tailings produced	Metric tonnes (t)	EM-MM-150a.5	AR: Business model, p13
	Total weight of waste rock generated	Metric tonnes (t)	EM-MM-150a.6	ESG and Sustainability Data Workbook 2024: Mineral Waste
	Total weight of hazardous waste generated	Metric tonnes (t)	EM-MM-150a.7	ESG and Sustainability Data Workbook 2024: Materials and non-mineral waste
	Total weight of hazardous waste recycled	Metric tonnes (t)	EM-MM-150a.8	ESG and Sustainability Data Workbook 2024: Materials and non-mineral waste
	Number of significant incidents associated with hazardous materials and waste management	Number	EM-MM-150a.9	None to report
	Description of waste and hazardous materials management policies and procedures for active and inactive operations	Discussion and Analysis	EM-MM150a.10	SR: Responsible tailings management, p65 to 68 SR: Responsible rehabilitation and closure planning, p72 to 74
Biodiversity impacts	Description of environmental management policies and practices for active sites	Description of environmental management policies and practices for active sites	EM-MM-160a.1	SR: Environmental stewardship, p57 to 59 SR: Responsible rehabilitation and closure planning, p72 to 74 ESG and Sustainability Data Workbook 2024: Closure and biodiversity
	Percentage of mine sites where acid rock drainage is: (1) predicted to occur, (2) actively mitigated, and (3) under treatment or remediation	Percentage (%)	EM-MM-160a.2	Metric modified: We report on acid usage in the ESG and Sustainability Data Workbook 2024: Materials and non-mineral waste
	Percentage of (1) proven and (2) probable reserves in or near sites with protected conservation status or endangered species habitat	Percentage (%)	EM-MM-160a.3	Metric modified: We report on operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas in the ESG and Sustainability Data Workbook 2024: Closure and Biodiversity

SASB Topic	Accounting metric	Unit of measure	Code	Response
Security, Human Rights & Rights of Indigenous Peoples	Percentage of (1) proved and (2) probable reserves in or near areas of conflict	Percentage (%)	EM-MM-210a.1	Not applicable to managed operations
	Percentage of (1) proved and (2) probable reserves in or near indigenous land	Percentage (%)	EM-MM-210a.2	AR: Our global footprint, p3
	Discussion of engagement processes and due diligence practices with respect to human rights, indigenous rights, and operation in areas of conflict	N/A	EM-MM-210a.3	SR: Supporting self-sustaining communities and the rights of indigenous people, p41 to 49 SR: Human rights and security, p53 to 55
Community Relations	Discussion of process to manage risks and opportunities associated with community rights and interests	N/A	EM-MM-210b.1	SR: Supporting self-sustaining communities and the rights of indigenous people, p41 to 49 ESG and sustainability data workbook 2024: Resilient communities
	Number and duration of non-technical delays	Number, Days	EM-MM-210b.2	None
Labor Relations	Percentage of active workforce employed under collective bargaining agreements	Percentage (%)	EM-MM-310a.1	SR: Attracting, developing and retaining talent, p31 to 34 ESG and Sustainability Data Workbook 2024: Talent management
	Number and duration of strikes and lockouts	Number, Days	EM-MM-310a.2	None
Workforce Health & Safety	(1) All-incidence rate, (2) fatality rate, (3) near miss frequency rate (NMFR) and (4) average hours of health, safety, and emergency response training for (a) direct employees and (b) contract employees	Rate	EM-MM-320a.1	Metric modified for relevance. We report the total recordable injury frequency rate, fatal injury rate and high potential incident rate for both direct employees and contractors, calculated per 1 million hours worked. SR: Ensuring health, safety and wellbeing, p26 to 30 ESG and sustainability data workbook 2024: Employee and community health. Average number of hours of training per employee (which includes safety training) is reported in our ESG and sustainability data workbook 2024: Talent management.

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AngloGold Ashanti plc



Sustainability Report 2024

Content index: GRI and SASB *continued*

SASB Topic	Accounting metric	Unit of measure	Code	Response
Business Ethics & Transparency	Description of the management system for prevention of corruption and bribery throughout the value chain	N/A	**EM-MM-510a.1**	SR: Business ethics, compliance and disclosure, p76 to 79 AR: Corporate governance report, p97 to 104 Also see our policies and codes that guide us in the prevention of corruption and bribery throughout the value chain: *https://www.anglogoldashanti.com/wp-content/uploads/2022/12/Supplier-Code-of-Conduct-2024.pdf*
	Production in countries that have the 20 lowest rankings in Transparency International's Corruption Perception Index	Metric tonnes (t) saleable	**EM-MM-510a.2**	Not applicable to managed operations. Production at a JV operation in the DRC (Kibali) is reported in the AR: Regional review, p136
Tailings Storage Facilities Management	Tailings storage facility inventory table: (1) facility name, (2) location, (3) ownership status, (4) operational status, (5) construction method, (6) maximum permitted storage capacity, (7) current amount of tailings stored, (8) consequence classification, (9) date of most recent independent technical review, (10) material findings, (11) mitigation measures, (12) site-specific EPRP	Various	**EM-MM-540a.1**	SR: Responsible tailings management, p65 to 68 Also see the detail on tailings storage facilities by region on our website: *https://www.anglogoldashanti.com/sustainability/environment/tailings-waste/#tab-tsfsbyregion*

SASB Topic	Accounting metric	Unit of measure	Code	Response
Tailings Storage Facilities Management	Summary of tailings management systems and governance structure used to monitor and maintain the stability of tailings storage facilities	N/A	**EM-MM-540a.2**	SR: Responsible tailings management, p65 to 68 Also see the detail on tailings storage facilities by region on our website: *https://www.anglogoldashanti.com/sustainability/environment/tailings-waste/#tab-tsfsbyregion*
	Approach to development of Emergency Preparedness and Response Plans (EPRPs) for tailings storage facilities	N/A	**EM-MM-540a.3**	SR: Responsible tailings management, p65 to 68 Also see the detail on tailings storage facilities by region on our website: *https://www.anglogoldashanti.com/sustainability/environment/tailings-waste/#tab-tsfsbyregion*

Activity Metric	Unit of Measure	Code	Response
Production of (1) metal ores and (2) finished metal products	Metric tonnes (t) saleable	**EM-MM-000.A**	SR: About AngloGold Ashanti, p7 AR: 2024 - a snapshot, p6
Total number of employees, percentage contractors	Number, Percentage (%)	**EM-MM-000.B**	SR: About AngloGold Ashanti, p7 AR: 2024 - a snapshot, p6 ESG and sustainability data workbook 2024: Talent management. Total number of employees: 39,484. Contractors account for 59% of workforce.

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AngloGold Ashanti plc   Sustainability Report 2024



Glossary of terms and acronyms

AGA	AngloGold Ashanti plc (formerly AngloGold Ashanti Limited, up to 25 September 2023)		**GTSF**	Greenfields Tailing Storage Facility
ARD	Acid Rock Drainage		**Ha**	Hectare
ASM	Artisanal and Small-Scale Mining		**HA**	High Assurance
B-BBEE	Broad-Based Black Economic Empowerment		**HDSAs**	Historically Disadvantaged South Africans
BESS	Battery and Energy Storage System		**HPI**	High Potential Incident
BTSF	Beposo Tailing Storage Facility		**HR**	Human Resource
CCV	Critical Control Verification		**HRDD**	Human Rights Due Diligence
CDS	Córrego do Sítio		**HSS**	Health, Safety and Security
CEO	Chief Executive Officer		**HuRi**	Human Rights
COBIT	Control Objectives for Information Technologies		**IBIS**	IBIS Environmental Social Governance Consulting Africa Pty Ltd
CO₂e	Carbon Dioxide equivalent		**ICMC**	International Cyanide Management Code
COO	Chief Operating Officer		**ICMM**	International Council on Mining and Metals
COP	Communication on Progress		**ICoCA**	International Code of Conduct Association
COSO	Committee of Sponsoring Organisations		**ID&E or IDE**	Inclusion, Diversity and Equity
CSI	Corporate Social Investment		**IDP**	Individual Development Plan
CVSA	Cerro Vanguardia S.A.		**IFC**	International Finance Corporation
DRC	Democratic Republic of the Congo		**IGF**	Intergovernmental Forum on Mining, Minerals, Metals, and Sustainable Development
EAP	Employee Assistance Programmes		**IRS**	Indoor Residual Spraying
EDX	Eastern Desert Exploration		**iSIMS**	Integrated Sustainability Information Management System
EITI	Extractive Industries Transparency Initiative		**ISO**	International Organization for Standardization
EMRA	Egyptian Mineral Resources Authority		**IT**	Information Technology
EMS	Environment Management Systems		**JSE**	Johannesburg Stock Exchange
EPA	Environmental Protection Agency		**kg**	Kilogram
ERM	Enterprise Risk Management		**km**	Kilometre
ESG	Environmental, Social and Governance		**KPIs**	Key Performance Indicators
ETS-TTP	Eton Turner Shaft and Tailings Treatment Plant		**kt**	Kilotonne
ExCo	Executive Committee		**LATAM**	Latin America(n)
FPIC	Free, Prior and Informed Consent		**LPRs**	Livelihood Restoration Plans
FTSE	Financial Times Stock Exchange Index series		**MA**	Moderate Assurance
GBV	Gender-Based Violence		**mg/l**	Milligrams per litre
GHG	Greenhouse gas		**ML**	Megalitres
GISTM	Global Industry Standard on Tailings Management		**MMEA**	Model Mining Exploitation Agreement
GJ	Gigajoule		**MoU**	Memorandum of Understanding
GRI	Global Reporting Initiative		**Moz**	Million ounces
GTMI	Global Tailings Management Institute		**MSCI**	Morgan Stanley Capital International

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Sustainability Report 2024

Glossary of terms and acronyms _continued_

Mt	Million tonne
MW	Megawatt
NGOs	Non-governmental Organisations
NIHL	Noise-Induced Hearing Loss
NIST	National Institute of Standards and Technology
NQF	National Qualifications Framework
NYSE	New York Stock Exchange
OECD	Organisation for Economic Co-operation and Development
OneHR	Online Human Resource
OT	Operational Technology
PAPs	Project Affected Persons
PEs	Performance Expectations
pH	Potential of Hydrogen
PLC	Public Limited Company
PPA	Power Purchase Agreement
PPE	Personal Protective Equipment
PRI	Principles for Responsible Investment
RAPs	Resettlement Action Plans
RGMPs	Responsible Gold Mining Principles
S&P Global Inc	Standard and Poor's Global Incorporated
SAQ	Self-Assessment Questionnaire
SASB	Sustainability Accounting Standards Board
SD	Sustainable Development
SDGs	United Nations Sustainable Development Goals

SEC	United States Securities and Exchange Commission
SEDP	Social and Economic Development Plan
SES	Social, Ethics and Sustainability
SLO	Social Licence to Operate
SML	Special Mining Licence
SOC	Security Operations Centre
TCFD	Task Force on Climate-related Financial Disclosures
TNFD	Taskforce on Nature-related Financial Disclosures
TRIFR	Total Recordable Injury Frequency Rate
TSF	Tailings storage facilities
TSM	Towards Sustainable Mining (The Mining Association of Canada)
UN	United Nations
UNEP	United Nations Environment Programme
UNGA	United Nations General Assembly
UNGC	United Nations Global Compact
UNGP	United Nations Guiding Principles for Business and Human Rights
US, USA	United States of America
USD	United States Dollar
VPSHR	Voluntary Principles of Security and Human Rights
WEPS	Women's Empowerment Principles
WGC	World Gold Council
WITS	University of Witwatersrand
WRI	World Resource Institute

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Sustainability Report 2024

Corporate directory and contacts

AngloGold Ashanti plc
Incorporated in England & Wales
Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96

Share codes:
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE: AU
JSE: ANG
A2X: ANG
GhSE (Shares): AGA
GhSE (GhDS): AAD

JSE Sponsor:
The Standard Bank of South Africa Limited

Auditors:
PricewaterhouseCoopers Inc.
PricewaterhouseCoopers LLP

Offices

Registered and Corporate
4th Floor, Communications House
South Street
Staines-upon-Thames
Surrey TW18 4PR
United Kingdom
Telephone: +44 (0) 203 968 3320
Fax: +44 (0) 203 968 3325

Global headquarters
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
Telephone: +1 303 889 0700

Australia
Level 10, AMP Building,
140 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

South Africa
112 Oxford Road
Houghton Estate,
Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors

Executive
A Calderon (Chief Executive Officer)
GA Doran (Chief Financial Officer)

Non-Executive
JE Tilk (Chairman)
KOF Busia
B Cleaver
AM Ferguson
AH Garner
R Gasant
J Magie
N Newton-King
DL Sands

Company Secretary
C Stead
E-mail
companysecretary@anglogoldashanti.com

Investor Relations contacts
Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com

Andrea Maxey
Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
E-mail: amaxey@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

Share Registrars

United States
Computershare Trust Company, N.A.
150 Royall Street
Suite 101
Canton, MA 02021
United States of America
Telephone US: 866-644-4127
Telephone non-US: +1-781-575-2000

Shareholder Online inquiries:
https://www-us.computershare.com/Investor/#Contact

Website:
www.computershare.com/investor

South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website: www.computershare.com

Ghana
Central Securities Depository (GH) LTD
4th Floor, Cedi House
PMB CT 465, Cantonments
Accra, Ghana
Telephone: +233 302 689313
Fax: +233 302 689315

Ghana depositary
NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

AngloGold Ashanti posts information that may be important to investors on the main page of its website at *www.anglogoldashanti.com* and under the 'Investors' tab on the main page. This information is updated periodically. AngloGold Ashanti intends to use its website as a means of disclosing material non-public information to the public in a broad, non-exclusionary manner and for complying with its disclosure obligations. Accordingly, investors should visit this website regularly to obtain important information about AngloGold Ashanti, in addition to following its press releases, documents it files with, or furnishes to, the United States Securities and Exchange Commission (SEC) and public conference calls and webcasts. No material on the AngloGold Ashanti website forms any part of, or is incorporated by reference into, this document. References herein to the AngloGold Ashanti website shall not be deemed to cause such incorporation.

PUBLISHED BY ANGLOGOLD ASHANTI



